=====================================================================

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                   Alexander Haagen Properties, Inc.
               ----------------------------------------
                           (Name of Company)

                COMMON STOCK, Par Value $.01 Per Share
               ----------------------------------------
                    (Title of Class of Securities)

                               40443E100
                --------------------------------------
                            (CUSIP Number)

                       Lorenzo Lorenzotti, Esq.
                    Prometheus Western Retail, LLC
                  LF Strategic Realty Investors, L.P.
                   30 Rockefeller Plaza, 63rd Floor
                          New York, NY 10020
                            (212) 632-6000

                            with a copy to:

                          Kevin Grehan, Esq.
                        Cravath, Swaine & Moore
                           825 Eighth Avenue
                          New York, NY 10019
                            (212) 474-1490
            ----------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                             June 1, 1997
                             ------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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


                             SCHEDULE 13D


CUSIP No. 40443E100                               Page 2 of 12 Pages
          ---------                                   ---   ----

----------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                Prometheus Western Retail, LLC
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                             (b) [X]
----------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------
4     SOURCE OF FUNDS*
                   AF
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                    [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
----------------------------------------------------------------------
          NUMBER OF           7         SOLE VOTING POWER
           SHARES                       15,666,666
        BENEFICIALLY       -------------------------------------------
        OWNED BY EACH         8         SHARED VOTING POWER
          REPORTING                     -0-
         PERSON WITH       -------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                        15,666,666
                           -------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        -0-
----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,666 shares of Common Stock*

      *Assuming consummation of the purchase of all shares
      of Common Stock to be purchased pursuant to the Stock
      Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                  [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%, based upon number of shares of Common Stock
      outstanding on March 31, 1997 and assuming
      consummation of the purchase of all shares of Common
      Stock to be purchased pursuant to the Stock Purchase
      Agreement incorporated by reference herein.
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 OO
----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D


CUSIP No. 40443E100                               Page 3 of 12 Pages
          ---------                                   ---   ----

----------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

                LF Strategic Realty Investors, L.P.
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                             (b) [X]
----------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------
4     SOURCE OF FUNDS*
                   AF, OO
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                    [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
----------------------------------------------------------------------
          NUMBER OF           7         SOLE VOTING POWER
           SHARES                       15,666,666
        BENEFICIALLY       -------------------------------------------
        OWNED BY EACH         8         SHARED VOTING POWER
          REPORTING                     -0-
         PERSON WITH       -------------------------------------------
                              9         SOLE DISPOSITIVE POWER
                                        15,666,666
                           -------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                        -0-
----------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,666,666 shares of Common Stock*

      *Assuming consummation of the purchase of all shares
      of Common Stock to be purchased pursuant to the Stock
      Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                  [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%, based upon number of shares of Common Stock
      outstanding on March 31, 1997 and assuming
      consummation of the purchase of all shares of Common
      Stock to be purchased pursuant to the Stock Purchase
      Agreement incorporated by reference herein.
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
                 PN
----------------------------------------------------------------------

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Company

          This statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 3500 Sepulveda Boulevard, Manhattan Beach, California, 90266.


Item 2.   Identity and Background

          (a), (b), (c) and (f). This Statement is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus") and LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"). Prometheus and LF Realty are collectively referred to herein as the "Reporting Persons". Prometheus is a special purpose investment vehicle formed by LF Realty solely to acquire the shares of Common Stock covered by this Statement. The only activity of LF Realty is the acquisition for its own account of real estate assets and securities and other interests in entities owning real estate assets. The principal business offices of Prometheus and LF Realty are at 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

          The sole general partner of LF Realty is Lazard Freres Real Estate Investors, LLC, a New York limited liability company ("LFREI"), which has its principal offices at 30 Rockefeller Plaza, 63rd Floor, New York, N.Y. 10020. LFREI's activities consist principally of acting as the general partner of LF Realty and several other real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule I hereto and incorporated by reference herein. Each person noted on such Schedule I is a citizen of the United States.

          (d) and (e). During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The funds for this transaction are to be made available to Prometheus through advances from LF Realty. The funds to be provided to LF Realty will be provided by capital subscriptions from its partners.


Item 4.   Purpose of Transaction

          The shares of Common Stock that are the subject of this Statement are to be acquired from the Company pursuant to a Stock Purchase Agreement dated June 1, 1997, (the "Stock Purchase Agreement") among the Company, LF Realty and Prometheus. While neither Prometheus nor LF Realty has obtained actual, record ownership of the shares of Common Stock reported by this Statement, LF Realty and Prometheus acquired beneficial ownership of the shares of Common Stock reported herein upon the signing of the Stock Purchase Agreement as a result of Prometheus's binding commitment to acquire the shares of Common Stock in accordance with the Stock Purchase Agreement, subject to only limited conditions.

          Subject to the terms and conditions of the Stock Purchase Agreement, the Company will sell to Prometheus up to 15,666,666 shares of Common Stock at a purchase price of $15.00 per share (the "Transaction"), representing an aggregate investment in the Company of $235 million (the "Total Equity Commitment"). Proceeds from the sale of the shares are to be used by the Company to repay indebtedness and to increase the Company's portfolio of neighborhood and community shopping centers in a designated area of the Western United States.

          The Transaction will be consummated in two or more stages. Prior to shareholder approval of the Transaction, the Company will sell to Prometheus 1,306,434 shares of Common Stock representing an aggregate investment of approximately $19.6 million. This initial closing of the Transaction (the "Initial Closing"), is expected to occur in June or July 1997. The shares to be acquired by Prometheus at the Initial Closing currently represent approximately 9.8% of the outstanding Common Stock. Following the Initial Closing, the Company is required to seek shareholder approval of the Transaction ("Shareholder Approval") at a special meeting of shareholders expected to be held in or around September 1997. Following receipt of Shareholder Approval, at one or more subsequent closings (each a "Subsequent Closing"), the Company from time to time may, at its election, sell additional shares of Common Stock to Prometheus at $15.00 per share. All such Subsequent Closings will be in minimum increments of $30 million (with an aggregate minimum of at least $100 million being funded through the Initial Closing and through Subsequent Closings within six months of Shareholder Approval), until the Total Equity Commitment is invested or, if earlier, until (a) eighteen months after Shareholder Approval or (b) March 14, 1999 (unless extended by mutual agreement of the parties). Upon Prometheus acquiring all of the shares of Common Stock that the Company may sell pursuant to the Stock Purchase Agreement, Prometheus will own approximately 56.5% of the outstanding Common Stock, based upon the number of shares of Common Stock outstanding on March 31, 1997. This percentage ownership translates into approximately 38% of the shares of Common Stock on a "fully-diluted basis" (i.e. based upon the number of outstanding shares of Common Stock, the number of outstanding limited partnership units of Alexander Haagen Properties Operating Partnership, L.P. (the "OP") that are exchangeable for Common Stock, the number of shares of Common Stock issuable under the convertible debt of the Company and the OP, and the number of shares of Common Stock issuable under option or other equity-incentive plans).

          The Initial Closing will be subject to various conditions, including (i) a conditional waiver of application to Prometheus of the ownership limitations contained in the Company's charter with respect to the Initial Closing, (ii) the continued treatment of the Company as a real estate investment trust for federal income tax purposes (a "REIT"), (iii) the confirmation by Prometheus of the Company's representations and warranties during a twenty business day due diligence period, and (iv) satisfaction of various customary closing conditions. In addition, if the Initial Closing shall not have occurred on or prior to August 15, 1997, the Stock Purchase Agreement may be terminated by either party, unless such party is then in default thereunder. Each Subsequent Closing will be subject to various conditions, including (i) receipt of Shareholder Approval, (ii) the continued treatment of the Company as a REIT and (iii) satisfaction of various customary closing conditions.

          In the event that the Company shall not have received Shareholder Approval prior to December 31, 1997, Prometheus has an option under the Stock Purchase Agreement to require that the Company repurchase the shares of Common Stock acquired at the Initial Closing at a price equal to the purchase price therefor, together with accrued dividends. This option may be exercised at any time until 11 months after the Initial Closing; provided that the Company shall not be required to pay for the shares of Common Stock to be so repurchased until the earlier to occur of (a) 18 months after the Initial Closing and (b) the consummation by the Company of an issuance of debt or equity securities or a sale of assets that yields net proceeds to the Company of at least $50 million.

          The foregoing discussion of the Stock Purchase Agreement is qualified in its entirety to the full text of such agreement, a copy of which is attached as Exhibit 1 hereto and is incorporated by reference herein. See also Item 6.


Item 5.   Interest in Securities of the Company

          (a) As of the date of this Statement, Prometheus has beneficial ownership of 15,666,666 shares, assuming consummation of the sale by the Company of all shares issuable pursuant to the Stock Purchase Agreement. Such shares would represent 56.5% of the issued and outstanding shares of the Company, as of March 31, 1997. LF Realty has no ownership interest in the Company beyond its interest in Prometheus.

          (b) Prometheus has the sole power to vote or to direct the vote of all shares of Common Stock covered by this Statement, subject to the terms of the Stockholders Agreement described in Item 6.

          (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the other parties listed on Schedule I hereto have acquired any shares of Common Stock of the Company during the past sixty days.

          (d) Prometheus has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the shares of Common Stock covered by this Statement.

          (e) Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Company.

          Concurrently with the execution of the Stock Purchase
Agreement, LFREI, LF Realty, Prometheus and the Company entered into a stockholders agreement (the "Stockholders Agreement") and Prometheus and the Company entered into a registration rights agreement (the
"Registration Rights Agreement").

          The Stockholders Agreement contemplates that the Company will amend its By-laws and take all action necessary to cause designees of Prometheus to be nominated for election to the Board of Directors of the Company from and after the date of the Shareholder Approval until the standstill period described below ends, as follows:

          (a) so long as Prometheus owns at least (x) a number of shares of Common Stock equal to 50% of the aggregate number of shares to be acquired pursuant to the Transaction and (y) 20% of the Common Stock (on a fully- diluted basis), the Prometheus shall be entitled to nominate four (4) directors:

          (b) so long as Prometheus does not meet the ownership criteria in clause (a)(x) or (a)(y) above but owns at least (x) a number of shares to be acquired pursuant to the Transaction and (y) 15% of the Common Stock of the Company (on a fully-diluted basis), Prometheus shall be entitled to nominate two (2) directors; and

          (c) so long as Prometheus does not meet the ownership criteria in clauses (a)(x) or (a)(y) or (b)(x) or (b)(y) above and owns at least 10% of the Common Stock (on a fully-diluted basis), Prometheus shall be entitled to nominate one (1) director.

The number of designees that Prometheus is entitled to nominate increases according to an agreed upon schedule following increases in the size of the Board, but Prometheus's consent is required prior to any increase in the size of the Board beyond 17 members.

          Additionally, the Stockholders Agreement provides that from and after the date of the Stockholders' Agreement until a "Termination Event" (which shall occur when Prometheus no longer owns at least (a) 25% of the aggregate number of Shares to be acquired pursuant to the Transaction and (b) 15% of the outstanding Common Stock on a fully diluted basis), Prometheus will have the right (ii) to obtain certain operating and financial information with respect to the Company and
(ii) to participate in the Company's future equity offerings for cash by purchasing its proportionate share (on a fully diluted basis and limited to 37.5% of any offering) of the securities offered therein.

          During a standstill period of five years (which period is subject to early termination in certain circumstances but, if not terminated early, shall be automatically extended until Prometheus gives the Company 90 days' notice canceling such extensions or unless sooner terminated upon certain events), Prometheus, LF Realty, LFREI and their controlled affiliates will be subject to certain limitations and restrictions relating to, among other matters: (a) acquisitions of additional shares of Common Stock (generally limiting Prometheus to beneficially owning no more than 49.9% of the shares of Common Stock on an adjusted fully-diluted basis), (b) voting its shares of Common Stock exceeding 40% of the outstanding Common Stock, either as recommended by the board of directors or proportionately in accordance with the vote of the other holders of Common

Stock), (c) acting in concert with others by becoming a member of a "group" for purposes of Section 13(d) of the Securities Act of 1934 and the rules promulgated thereunder, (d) soliciting, encouraging or proposing certain significant transactions involving the Company, (e) soliciting, initiating, encouraging or participating in the solicitation of proxies in connection with any election contest involving the Company's board of directors or initiating or proposing or participating in or encouraging the making of, or soliciting shareholder approval of, any shareholder proposal, (f) seeking representation on the Company's board of directors other than as contemplated by the Stockholders Agreement and (g) requesting any waiver of the foregoing restrictions.

          For a period of five years after Shareholder Approval or, if earlier, until a Termination Event, Prometheus may not sell any shares of Common Stock except (a) in transactions pursuant to Rule 144 under the Securities Act of 1933, (b) in negotiated transfers to third parties, subject to certain conditions, including that it not result in a person beneficially owning more than 9.8% of the outstanding Common Stock and (c) subject to certain conditions, to bona fide financial institutions for the purpose of securing bona fide indebtedness.

          The standstill period will terminate prior to its stated term in the event of certain occurrences such as (i) a material event of default by the Company or any subsidiary under any debt agreement,
(ii) the acquisition by any person or group of beneficial ownership of more than 9.8% of the Company's Common Stock, (iii) specified corporate actions relating to incurrence of indebtedness in excess of a specified amount, (iv) investments outside the shopping center industry and (v) REIT termination. Additionally, pursuant to the Stockholders Agreement, from and after date of the Stockholders Agreement until a Termination Event, Company is required to consult with Prometheus prior to acting on certain matters including those concerning the Company's financing arrangements, acquisitions over $10 million, dispositions over $20 million and employment of executive management.

          Pursuant to the Registration Rights Agreement, the Company has granted Prometheus demand registration rights to facilitate the resale of the Common Stock owned by it and has also granted Prometheus certain piggyback rights to sell a portion of its shares in connection with offerings of securities by the Company for its own account.

          In addition to the foregoing, Prometheus and LF Realty also entered into a Tag-Along Agreement (the "Tag- Along Agreement"), a Stockholders' Voting Agreement (the

"Family Voting Agreement") and a Stockholders' Agreement (the "Family Stockholders' Agreement") with Alexander Haagen, Sr., the Chairman of the Company, and certain members of his family (collectively, the "Haagen Family") that set forth various rights and obligations between the Haagen Family, Prometheus and LF Realty in respect of the shares of Common Stock owned by them. The Tag-Along Agreement provides that members of the Haagen Family and Prometheus have the right to tag along in connection with certain sales of Common Stock (in the case of a tag-along by Prometheus, only if the sale by the Haagen Family is in an underwritten transaction) up to 10% of the amount then beneficially owned in the case of a tag-along by Prometheus and 25% of the amount then beneficially owned in the case of a tag-along by members of the Haagen Family. The Family Voting Agreement effectively binds members of the Haagen Family to vote all of their shares of Common Stock in favor of the Transaction and in accordance with the Stockholders' Agreement. The Family Stockholders' Agreement provides certain participation rights to the Haagen Family in connection with capital stock issued by the Company.

          All references to the Stock Purchase Agreement, the Stockholders' Agreement, the Registration Rights Agreement, the Tag-Along Agreement, the Family Voting Agreement and the Family Stockholders' Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 4.

Item 7.   Material to be Filed as Exhibits

     Exhibit 1:     Stock Purchase Agreement dated as of
                    June 1, 1997 among Alexander Haagen
                    Properties, Inc., LF Strategic Realty
                    Investors, L.P. and Prometheus Western
                    Retail, LLC

     Exhibit 2:     Stockholders' Agreement dated as of
                    June 1, 1997 among Alexander Haagen
                    Properties, Inc., LF Strategic Realty
                    Investors, L.P. and Prometheus Western
                    Retail, LLC, Lazard Freres Real Estate
                    Investors, LLC

     Exhibit 3:     Registration Rights Agreement dated as
                    of June 1, 1997 between Alexander Haagen
                    Properties, Inc., Prometheus Western
                    Retail, LLC

     Exhibit 4:     Tag Along Agreement dated as of June 1,
                    1997 between LF Strategic Realty
                    Investors, L.P., Prometheus Western

                    Retail, LLC and certain stockholders
                    listed therein

     Exhibit 5:     Stockholders' Voting Agreement dated as
                    of June 1, 1997 between LF Strategic
                    Realty Investors, L.P., Prometheus
                    Western Retail, LLC and certain
                    stockholders listed therein

     Exhibit 6:     Stockholders' Agreement dated as of
                    June 1, 1997 between Alexander Haagen
                    Properties, Inc., LF Strategic Realty
                    Investors, L.P., Prometheus Western
                    Retail, LLC and certain stockholders
                    listed therein


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              PROMETHEUS WESTERN RETAIL, LLC

                               by    LF STRATEGIC REALTY INVESTORS
                                     L.P., as sole member,

                                     by  Lazard Freres Real Estate
                                         Investors, LLC, its general
                                         partner,

                                         by /s/ Anthony E. Meyer
                                            -------------------------------
                                            Name:  Anthony E. Meyer
                                            Title: Chief Investment Officer

                                                            SCHEDULE I


          Officers of Lazard Freres Real Estate Investors, LLC. The business address for each of the following persons is 30 Rockefeller Plaza New York, NY 10020.


      Name                         Present and Principal Occupation
      ----                         ---------------------------------
Arthur P. Solomon                  Chairman and Managing Director of
                                   LFREI; Director of American
                                   Apartment Communities II, Inc.
                                   and Atlantic Properties Trust

Anthony E. Meyer                   Senior Vice President and
                                   Managing Director of LFREI;
                                   Member of partnership committee
                                   of DP Operating Partnership LP

Robert P. Freeman                  President and Managing Director
                                   of LFREI; Director of American
                                   Apartment Communities II, Inc.,
                                   Commonwealth Atlantic Properties
                                   Inc., and Atlantic American
                                   Properties Trust

Klaus P. Kretschmann               Senior Vice President of LFREI;
                                   Director American Apartment
                                   Communities II, Inc.

Murry N. Gunty                     Vice President of LFREI; Member
                                   of partnership committee of DP
                                   Operating Partnership LP

Thomas M. Mulroy                   Vice President of LFREI

Lorenzo L. Lorenzotti              Secretary of LFREI

Kevin J. Reardon                   Comptroller of LFREI

                                                             EXHIBIT 1


                    STOCK PURCHASE AGREEMENT


                          by and among


                 PROMETHEUS WESTERN RETAIL, LLC

                              and

              LF STRATEGIC REALTY INVESTORS, L.P.

                              and

               ALEXANDER HAAGEN PROPERTIES, INC.


                          dated as of

                          June 1, 1997

     THIS STOCK PURCHASE AGREEMENT (the "Agreement"), dated as of June 1, 1997, is made by and between Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"), LF Strategic Realty Investors, L.P., a Delaware limited partnership (the "Advancing Party"), and Prometheus Western Retail, LLC, a Delaware limited liability company and an affiliate of the Advancing Party ("Buyer").


                               RECITALS:

     WHEREAS, Buyer wishes to purchase from the Company, and the Company wishes to sell to Buyer, up to an aggregate of 15,666,666 shares of the Company's common stock, par value $0.01 per share (the "Company Common Stock"), at a purchase price of $15.00 per share; and

     WHEREAS, Buyer, the Advancing Party, and the Company are entering into this Agreement to provide for such purchase and sale and to establish various rights and obligations in connection therewith; and

     WHEREAS, the Company and Buyer believe that the combination in a strategic alliance of the leadership, expertise and experience in retail development and operations of the Company and the proven investment and capital markets expertise and access to capital of Buyer and its affiliates will significantly enhance the Company's ability to pursue its growth and operating strategies;

     WHEREAS, by separate agreement (the "Voting Agreements"), certain stockholders of the Company have agreed to support and vote in favor of this Agreement;

     NOW, THEREFORE, in consideration of the promises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                               ARTICLE 1

                              Definitions

     As used in this Agreement, the following terms shall have the following respective meanings:

     Section 1.1 "Action" shall mean any action, suit, arbitration, inquiry, proceeding or investigation by or before any Government
Authority.

     Section 1.2 "ADA" shall have the meaning set forth in Section
3.11(e).

     Section 1.3 "Advancing Party" shall have the meaning set forth in the first paragraph hereof.

     Section 1.4 "Affiliate" shall have the meaning ascribed thereto in Rule 12b-2 promulgated under the Exchange Act, and as in effect on the date hereof.

     Section 1.5 "Agreement" shall have the meaning set forth in the first paragraph hereof.

     Section 1.6 "Army Corps of Engineers" shall have the meaning set forth in Section 3.11(d).

     Section 1.7 "Benefit Arrangements" shall have the meaning set forth in Section 3.13(h).

     Section 1.8 "Blue Sky Laws" shall have the meaning set forth in
Section 3.4(e).

     Section 1.9 "Board" shall mean the Board of Directors of the Company.

     Section 1.10 "Breaching Matters" shall have the meaning set forth in Section 2.8(a).

     Section 1.11 "Breakup Fee" shall have the meaning set forth in
Section 9.3(c).

     Section 1.12 "Business Day" shall mean any day other than a Saturday, a Sunday or a bank holiday in New York, N.Y.

     Section 1.13 "Buyer" shall have the meaning set forth in the first paragraph hereof.

     Section 1.14 "Capital Expenditure Budget and Schedule" shall have the meaning set forth in Section 3.11(i).

     Section 1.15 "CERCLA" shall have the meaning set forth in Section
3.12(e).

     Section 1.16 "Claim" shall have the meaning set forth in Section
3.12(g)(i).

     Section 1.17 "Closing" shall mean the consummation of any Stock
Purchase.

     Section 1.18 "Closing Date" shall mean, with respect to the consummation of any Stock Purchase, the date on which the conditions set forth herein with respect thereto shall be satisfied or duly waived, or if the Company and Buyer mutually agree on a different date, the date upon which they have mutually agreed.

     Section 1.19 "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto, including all of the rules and regulations promulgated thereunder.

     Section 1.20 "Commitment" shall have the meaning set forth in
Section 3.7.

     Section 1.21 "Company" shall have the meaning set forth in the first paragraph hereof.

     Section 1.22 "Company Charter" shall mean the Articles of
Amendment and Restatement of the Company and any amendment or supplement thereto, as in effect on the date hereof.

     Section 1.23 "Company Common Stock" shall have the meaning set forth in the second paragraph hereof.

     Section 1.24 "Company Environmental Reports" shall have the meaning set forth in Section 3.12(f).

     Section 1.25 "Company Leases" shall have the meaning set forth in
Section 3.11(f).

     Section 1.26 "Company Plans" shall have the meaning set forth in
Section 3.13(b).

     Section 1.27 "Company Preferred Stock" shall have the meaning set forth in Section 3.3(a).

     Section 1.28 "Company Properties" shall have the meaning set forth in Section 3.11(a).

     Section 1.29 "Company Registration Statement" shall have the meaning set forth in Section 3.5(a).

     Section 1.30 "Company Reports" shall have the meaning set forth in Section 3.5(a).

     Section 1.31 "Company Stock" shall mean, collectively, the Company Common Stock and any other shares of capital stock of the Company.

     Section 1.32 "Competing Transaction" shall mean (i) any acquisition in any manner, directly or indirectly (including through any option, right to acquire or other beneficial ownership), of more than 15% of the equity securities, on a Fully Diluted Basis, of the Company, or assets representing a material portion of the assets of the Company, other than any of the transactions contemplated by this Agreement or (ii) any merger, consolidation, sale of assets, share exchange, recapitalization, other business combination, liquidation, or other action out of the ordinary course of business of the Company, other than any of the transactions contemplated by this Agreement.

     Section 1.33 "Controlled Group Liability" shall have the meaning set forth in Section 3.13(h).

     Section 1.34 "Convertible Debt" shall mean the Company's 7 1/2% Convertible Subordinated Debentures due 2001, Series A and Series B and the 7 1/4% Exchangeable Subordinated Debentures due 2003 of
Alexander Haagen Properties Operating Partnership, L.P.

     Section 1.35 "Cure Notice" shall have the meaning set forth in
Section 2.8(b).

     Section 1.36 "Debt Instruments" shall mean all notes, loan agreements, mortgages, deeds of trust or similar instruments which evidence or secure any indebtedness owing by the Company or any of its Subsidiaries.

     Section 1.37 "Development Budget and Schedule" shall have the meaning set forth in Section 3.11(j).

     Section 1.38 "Development Properties" shall have the meaning set forth in Section 3.11(j).

     Section 1.39 "Employee Benefit Plans" shall have the meaning set forth in Section 3.13(h).

     Section 1.40 "Employees" shall have the meaning set forth in
Section 3.13(h).

     Section 1.41 "Employment Agreements" shall have the meaning set forth in Section 3.7.

     Section 1.42 "Environmental Claim" shall have the meaning set forth in Section 3.12(g)(ii).

     Section 1.43 "Environmental Laws" shall have the meaning set forth in Section 3.12(g)(iii).

     Section 1.44 "Environmental Permits" shall have the meaning set forth in Section 3.12(a).

     Section 1.45 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, and any successor thereto.

     Section 1.46 "ERISA Affiliates" shall mean any entity which is under "common control" with the Company, within the meaning of Section 4001(b)(1) of ERISA.

     Section 1.47 "Exchange Act" shall have the meaning set forth in
Section 3.4(e).

     Section 1.48 "Fully Diluted Basis" shall mean then outstanding Company Common Stock plus Company Common Stock issuable in exchange for OP Units, Company Common Stock issuable under the Convertible Debt, and Company Common Stock issuable under option or other equity-incentive plans listed on Schedule 3.13(b) and awards issued pursuant thereto.

     Section 1.49 "GAAP" shall have the meaning set forth in Section
3.5(b).

     Section 1.50 "Government Authority" shall mean any government or state (or any subdivision thereof) of or in the United States, or any agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal.

     Section 1.51 "Ground Leases" shall have the meaning set forth in
Section 3.11(k).

     Section 1.52 "Indemnified Party" shall mean Buyer or the Company, as the context may require.

     Section 1.53 "Initial Closing" shall mean the first Closing, which shall occur either (a) twenty-two Business Days after the execution of this Agreement (or as soon thereafter as practicable that all conditions to Closing shall have been satisfied) if Buyer does not deliver a notice of Breaching Matters pursuant to Section 2.8(a) or
(b) if such notice is delivered, upon delivery by the Company of the Cure Notice pursuant to Section 2.8(b) (or as soon thereafter as practicable that all conditions to Closing shall have been satisfied).

     Section 1.54 "Initial Number of Shares" shall mean 1,306,434 shares of Company Common Stock.

     Section 1.55 "Insurance Policies" shall have the meaning set forth in Section 3.16.

     Section 1.56 "IRS" shall mean the Internal Revenue Service.

     Section 1.57 "Liabilities" shall mean, as to any person, all debts, adverse claims, liabilities and obligations, direct, indirect, absolute or contingent of such person, whether known or unknown, accrued, vested or otherwise, whether in contract, tort, strict liability or otherwise and whether or not actually reflected, or required by GAAP to be reflected, in such person's or entity's balance sheets or other books and records, including without limitation (i) obligations arising from non-compliance with any law, rule or regulation of any Government Authority or imposed by any court or any arbitrator of any kind, (ii) all indebtedness or liability of such person for borrowed money, or for the purchase price of property or services (including trade obligations), (iii) all obligations of such person as lessee under leases, capital or other, (iv) liabilities of such person in respect of plans covered by Title IV of ERISA, or otherwise arising in respect of plans for Employees or former Employees or their respective families or beneficiaries, (v) reimbursement obligations of such person in respect of letters of credit, (vi) all obligations of such person arising under acceptance facilities, (vii) all liabilities of other persons or entities, directly or indirectly, guaranteed, endorsed (other than for collection or deposit in the ordinary course of business) or discounted with recourse by such person or with respect to which the person in question is otherwise directly or indirectly liable, (viii) all obligations secured by any Lien on property of such person, whether or not the obligations have been assumed, and (ix) all other items which have been, or in accordance with GAAP would be, included in determining total liabilities on the liability side of the balance sheet.

     Section 1.58 "Liens" shall mean all liens, mortgages, deeds of trust, deeds to secure debt, security interests, pledges, claims, charges, easements and other encumbrances of any nature whatsoever.

     Section 1.59 "Loss and Expenses" shall have the meaning set forth in Section 8.2(a).

     Section 1.60 "Material Adverse Effect" shall mean a material adverse effect on the financial condition, results of operations or business of the Company and its Subsidiaries (to the extent of the Company's interests therein) taken as a whole.

     Section 1.61 "Material Company Leases" shall have the meaning set forth in Section 3.11(f).

     Section 1.62 "Materials of Environmental Concern" shall have the meaning set forth in Section 3.12(g)(iv).

     Section 1.63 "1998 and 1999 Preliminary Capital Expenditure
Budgets and Schedules" shall have the meaning set forth in Section
3.11(i).

     Section 1.64 "Other Filings" shall have the meaning set forth in
Section 5.1(b).

     Section 1.65 "OP Units" shall mean the limited partnership units in Alexander Haagen Properties Operating Partnership, L.P.

     Section 1.66 "Operating Area" shall mean Arizona, California, Nevada, New Mexico, Oregon, Utah and Washington.

     Section 1.67 "Pension Plans" shall have the meaning set forth in
Section 3.13(h).

     Section 1.68 "Per Share Purchase Price" shall mean the price of $15.00 per share for the Company Common Stock.

     Section 1.69 "Permitted Liens" shall mean (i) Liens (other than Liens imposed under ERISA or any Environmental Law or in connection with any Environmental Claim) for taxes or other assessments or charges of Governmental Authorities that are not yet delinquent or that are being contested in good faith by appropriate proceedings, in each case, with respect to which adequate reserves are being maintained by the Company or its Subsidiaries to the extent required by GAAP, (ii) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen and other Liens (other than Liens imposed under ERISA or any Environmental Law or in connection with any Environmental Claim) imposed by law and created in the ordinary course of business for amounts not yet overdue or which are being contested in good faith by appropriate proceedings, in each case, with respect to which adequate reserves or other appropriate provisions are being maintained by the Company or its Subsidiaries to the extent required by GAAP and which, to the extent same do not relate to work or materials provided for in the Capital Expenditure Budget and Schedule, the 1997 and 1998 Preliminary Capital Expenditure Budgets and Schedules or the Development Budget and Schedule, do not exceed $400,000 in the aggregate (excluding from such calculation, any amounts disclosed in writing by the Company to Buyer which (a) are fully covered by insurance held by the Company under which the Company reasonably expects full recovery of such amounts, or (b) for which an adequate escrow has been established and is, at the relevant time, maintained),
(iii) the Company Leases and any leases entered into after March 31, 1997 in the ordinary course of business on commercially reasonable terms, (iv) easements, rights-of-way, covenants and restrictions which are customary and typical for properties similar to the Company Properties and which do not (x) interfere materially with the ordinary conduct of any Company Property or the business of the Company and its Subsidiaries as a whole or (y) detract materially from the value or usefulness of the Company Properties to which they apply, (v) the Liens which were granted by the Company or any of its Subsidiaries to lenders pursuant to credit agreements in existence on the date hereof which are described in
Schedule 3.9(c), (vi) the other Liens, if any, described in Schedule 1.69, and (vii) such imperfections of title and encumbrances, if any, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 1.70 "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, other form of business or legal entity or Government Authority.

     Section 1.71 "Projects" shall have the meaning set forth in
Section 3.11(j).

     Section 1.72 "Property Restrictions" shall have the meaning set forth in Section 3.11(a).

     Section 1.73 "Proxy Statement" shall have the meaning set forth in Section 5.1(b).

     Section 1.74 "Purchase Price" shall mean the Per Share Purchase Price multiplied by the number of shares of Company Common Stock to be purchased and sold at a particular Closing.

     Section 1.75 "Purchased Shares" shall have the meaning set forth in Section 2.1.

     Section 1.76 "Registration Rights Agreement" shall have the meaning set forth in Section 2.5(a).

     Section 1.77 "Regulatory Filings" shall have the meaning set forth in Section 3.4(e).

     Section 1.78 "REIT" shall have the meaning set forth in Section
3.8(b).

     Section 1.79 "Release" shall have the meaning set forth in
Section 3.12(g)(v).

     Section 1.80 "Remaining Equity Commitment" shall mean, on any given date after the Initial Closing, the Total Equity Commitment minus the sum of the Initial Purchase Price and, if any Subsequent Purchases shall have occurred, minus the Subsequent Purchase Prices. The Remaining Equity Commitment shall be deemed to be zero on the earlier of (i) the date that the Remaining Equity Commitment equals zero pursuant to the previous sentence, or (ii) eighteen months after the Stockholder Approval, but not later than March 14, 1999 (unless otherwise extended by Buyer and the Company in their sole discretion).

     Section 1.81 "Rent Roll" shall have the meaning set forth in
Section 3.11(f).

     Section 1.82 "Repurchase Payment" shall have the meaning set forth in Section 2.9.

     Section 1.83 "SEC" shall have the meaning set forth in Section
3.5(a).

     Section 1.84 "Second Closing" shall mean the Closing next following Stockholder Approval.

     Section 1.85 "Securities Act" shall have the meaning set forth in
Section 3.4(e).

     Section 1.86 "Securities Laws" shall have the meaning set forth in Section 3.5(a).

     Section 1.87 "Stock Purchase" shall have the meaning set forth in
Section 2.1.

     Section 1.88 "Stockholders Agreement" shall have the meaning set forth in Section 2.5(a).

     Section 1.89 "Stockholder Approval" shall have the meaning set forth in Section 7.2(b).

     Section 1.90 "Subsequent Closing" shall mean each Closing of a Subsequent Purchase.

     Section 1.91 "Subsequent Purchase Price" shall mean the Per Share Purchase Price multiplied by the number of Purchased Shares purchased by Buyer in a Subsequent Purchase.

     Section 1.92 "Subsequent Purchases" shall have the meaning set forth in Section 2.4(a).

     Section 1.93 "Subsidiaries" shall mean with respect to any person, any corporation, partnership, limited liability company, joint venture, business trust or other entity, of which such person, directly or indirectly, owns or controls 50% or more of the securities or other interests entitled to vote in the election of directors or others performing similar functions with respect to such corporation or other organization, or to otherwise control such corporation, partnership, limited liability company, joint venture, business trust or other entity. Without limiting the generality of the foregoing, the Company's Subsidiaries include each of the entities set forth on
Schedule 3.1(d).

     Section 1.94 "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not. The term "Tax" also includes any amounts payable pursuant to any tax sharing agreement to which any relevant entity is liable as a successor or pursuant to contract.

     Section 1.95 "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     Section 1.96 "Title Policies" shall have the meaning set forth in
Section 3.11(a).

     Section 1.97 "Total Equity Commitment" shall mean the amount of $235,000,000.00.

     Section 1.98 "Voting Agreements" shall have the meaning set forth in the fifth paragraph hereof.

     Section 1.99 "Welfare Plans" shall have the meaning set forth in
Section 3.13(h).


                               ARTICLE 2

                 Purchase and Sale of Shares; Closing

     Section 2.1 Purchase and Sale. Subject to the terms and conditions hereof, from time to time after the date hereof, at each Closing, the Company will sell, convey, assign, transfer, and deliver, and Buyer will purchase and acquire from the Company, an aggregate of up to 15,666,666 shares of Company Common Stock (the "Purchased Shares"). Each Closing at which Buyer purchases any Purchased Shares is herein referred to as a "Stock Purchase."

     Section 2.2 Consideration. Subject to the terms and conditions hereof, at each Closing, Buyer shall deliver to the Company the Purchase Price with respect to the number of shares of Company Common Stock to be purchased and sold at such Closing by wire transfer of immediately available funds in U.S. dollars to the account or accounts specified by the Company.

     Section 2.3 Initial Closing. Subject to the terms and conditions hereof, at the Initial Closing, at which time the applicable conditions set forth in Sections 7.1, 7.3 and 7.4 shall have been satisfied or duly waived, Buyer will purchase and acquire (and the Advancing Party shall advance sufficient funds for such purchase) from the Company, and the Company will sell, convey, assign, transfer and deliver to Buyer, the Initial Number of Shares of Company Common Stock, and Buyer will pay to the Company the Purchase Price for such shares of Company Common Stock.

     Section 2.4 Subsequent Purchases and Sales.

          (a) Subject to the terms and conditions hereof, following the Initial Closing, the Company shall have the right to require, subject to satisfaction or waiver of the applicable conditions set forth in Sections 7.2, in the case of the Second Closing and 7.3, in the case of other Subsequent Closings, Buyer to purchase (and to require the Advancing Party to advance sufficient funds for such purchase) from the Company from time to time at one or more Subsequent Closings, up to an aggregate of 14,360,232 Purchased Shares (each referred to as a "Subsequent Purchase" and, together, the "Subsequent Purchases"). Subject to the terms and conditions hereof, the Closing of any Subsequent Purchase shall occur as soon as possible following the date on which the applicable conditions set forth in Sections 7.2 or 7.3, as applicable, and 7.4 shall have been satisfied or duly waived.

          (b) At least 20 Business Days prior to a Subsequent
Purchase, the Company shall notify (which notice shall be in writing and irrevocable) Buyer the anticipated date of the

Subsequent Closing and the number of Purchased Shares the Company is requiring Buyer to purchase, which shall not be fewer than 2 million Purchased Shares.

          (c) If less than 6,666,667 of the Purchased Shares shall have been issued and sold at all Closings prior to six months after Stockholder Approval, then Buyer shall, subject to the satisfaction or waiver of the applicable conditions set forth in Sections 7.3 and 7.4, make a Subsequent Purchase of the number of Purchased Shares equal to 6,666,667 less the number of Purchased Shares purchased prior to such date, from the Company (and the Company shall sell to Buyer) on or before the date six months after the date of Stockholder Approval, or as soon thereafter as all conditions to the parties' obligations to effect the Subsequent Purchase hereunder shall have been satisfied or waived; provided, however, that Buyer may waive the foregoing requirement that such shares be purchased by such date.

          (d) If less than all Purchased Shares shall have been issued and sold at any and all Closings on or before the earlier of eighteen months after the Stockholder Approval and March 14, 1999, then Buyer shall, subject to the satisfaction or waiver of the applicable conditions set forth in Sections 7.3 and 7.4, make a Subsequent Purchase of all such remaining shares from the Company (and the Company shall sell to Buyer) on or before the earlier of eighteen months after Stockholder Approval and March 14, 1999, or as soon thereafter as all conditions to Buyer's obligation to effect the Subsequent Purchase hereunder shall have been satisfied or waived; provided, however, that Buyer may waive the foregoing requirement that such shares be purchased by such date.

          (e) If the condition set forth in Section 7.3(d) is not satisfied (which determination shall be made by Buyer, in its sole discretion) or waived at any time when a Closing would otherwise occur, the relevant Closing will be effected as to the number of Purchased Shares, if any, as will not result in such condition failing to be satisfied, and Buyer shall acquire any remaining Purchased Shares as soon thereafter as such condition to Buyer's obligation to effect the Subsequent Purchase shall have been, as determined in Buyer's sole discretion, satisfied or waived.

     Section 2.5 Additional Agreements and Closing Deliveries.

          (a) Concurrently with the execution of this Agreement, the Company, Buyer and the Advancing Party shall enter into a registration rights agreement substantially in the form attached as Exhibit A (the "Registration Rights Agreement"), and the Company, Buyer and the Advancing Party shall enter into a stockholders agreement substantially in the form attached as Exhibit B (the "Stockholders Agreement").

          (b) In addition to the other things required to be done hereby, at each Closing, the Company shall deliver, or cause to be delivered, to Buyer the following: (i) certificates representing the number of shares of Company Common Stock to be issued and delivered at such Closing, free and clear of all Liens (unless created by Buyer or any of its Affiliates), with all necessary share transfer and other documentary stamps attached, (ii) a certificate, dated the relevant Closing Date and validly executed on behalf of the Company, as contemplated by Section 7.1(a), as to the Initial Closing only, by
Section 7.2(a), as to the Second Closing only and by Section 7.3(a) as to other Subsequent Closings, (iii) evidence or copies of any consents, approvals, orders, qualifications or waivers required pursuant to Section 7.1, as to the Initial Closing only and pursuant to Section 7.2, as to the Second Closing, (iv) all certificates and other instruments and documents required by this Agreement to be delivered by the Company to Buyer at or prior to each Closing, and (v) such other instruments reasonably requested by Buyer, as may be necessary or appropriate to confirm or carry out the provisions of this Agreement.

          (c) In addition to the delivery of the Purchase Price and the other things required to be done hereby, at each Closing, Buyer shall deliver, or cause to be delivered, to the Company the following:
(i) a certificate, dated the relevant Closing Date and validly executed by Buyer, as contemplated by Section 7.4(a), (ii) if not previously delivered to the Company, all other certificates, documents, instruments and writings required pursuant hereto to be delivered by or on behalf of Buyer at or before each Closing, and
(iii) such other instruments reasonably requested by the Company, as may be necessary or appropriate to confirm or carry out the provisions of this Agreement.

     Section 2.6 Time and Place of Closings. Each Closing shall take place at 9:00 a.m. Los Angeles time on the relevant Closing Date at Latham & Watkins, 633 W. Fifth Street, Suite 4000, Los Angeles, California, or at such other place and time as the Company and Buyer shall mutually agree.

     Section 2.7 Right to Assign. Buyer may assign its rights and delegate its obligations created hereby to purchase Company Common Stock in accordance with the provisions of Section 10.5.

     Section 2.8 Verification of Representations and Warranties.

          (a) From the date hereof until the date that is 20 Business Days from the date hereof, Buyer may conduct such investigation as it deems appropriate to confirm the accuracy of the representations and warranties of the Company contained herein. No later than the second Business Day after the last day of such twenty-Business-Day period, Buyer shall deliver to the Company a written notice setting forth in reasonable detail any matters as to which Buyer has knowledge (if any) and that render any of the Company's representations and warranties contained herein untrue or incorrect in such a way as would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect (the "Breaching Matters").

          (b) If Buyer shall have set forth one or more Breaching Matters in any notice delivered pursuant to Section 2.8(a), within 30 Business Days after receipt of such notice the Company shall attempt, to the extent commercially reasonable and practicable, to cause the Breaching Matters identified by Buyer in such notice to be true or correct so as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect and, if the Company cures all such Breaching Matters, the Company shall deliver to Buyer written notice (the "Cure Notice") stating that all Breaching Matters identified by Buyer in Buyer's notice have been cured to the extent required and describing the manner in which such Breaching Matters were so cured. If the Company fails to so cure and to deliver the Cure Notice within 30 Business Days after its receipt of Buyer's notice, Buyer shall have 10 Business

Days to terminate this Agreement without liability to any party, subject to the provisions of Section 9.3(a). If Buyer does not timely terminate this Agreement pursuant to the preceding sentence, Buyer shall be deemed to have waived the relevant Breaching Matters as conditions to any Closing or as a basis for indemnification hereunder. If Buyer obtains actual knowledge of any Breaching Matter during the twenty-Business-Day period from the date hereof, but fails to include such Breaching Matter in its notice pursuant to Section 2.8(a), Buyer shall also be deemed to have waived such Breaching Matter.

     Section 2.9 Limited Put Option.

          (a) In the event that the Company does not receive Stockholder Approval by December 31, 1997 (other than as a result of Buyer's material breach of any of its obligations hereunder), the Buyer will have the right to require the Company to repurchase all or any part of the Initial Number of Shares pursuant to the terms described below at a price in cash equal to the Purchase Price thereof plus accrued but unpaid dividends, if any, thereon to the date of purchase (the "Repurchase Payment"). After December 31, 1997 and no later than eleven months following the date of this Agreement, the Buyer may, at its sole option, exercise its right to cause the Company to repurchase all or any part of the Initial Number of Shares by surrendering to the Company the certificates for the shares it is causing the Company to repurchase.

          (b) If Buyer chooses to cause the Company to repurchase some or all of the Initial Number of Shares, the Company will pay Buyer the Repurchase Payment upon the earlier of (i) 18 months after the date of this Agreement and (ii) the consummation by the Company of an issuance of debt or equity securities or a sale of assets that yields net proceeds to the Company of at least $50 million.


                               ARTICLE 3

             Representations and Warranties of the Company

     The Company hereby represents and warrants to Buyer as follows:

     Section 3.1 Organization and Qualification; Subsidiaries.

          (a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland. The Company has all requisite corporate power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted, and to enter into this Agreement, the Registration Rights Agreement, and the Stockholders Agreement and to perform its obligations hereunder and thereunder.

          (b) Each of the Subsidiaries of the Company is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, and has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted.

          (c) Each of the Company and its Subsidiaries is duly qualified to do business and in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for any failures to be so qualified or to be in good standing as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (d) Schedule 3.1(d) sets forth the name of each Subsidiary of the Company (whether owned, directly or indirectly, through one or more intermediaries). All of the outstanding shares of capital stock of, or other equity interest in, each of the Subsidiaries owned by the Company are duly authorized, validly issued, fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of all Liens, except as set forth in Schedule 3.1(d). The following information for each Subsidiary is set forth in Schedule 3.1(d), if applicable: (i) its name and jurisdiction of incorporation or organization, (ii) the type of and percentage interest held by the Company in the Subsidiary and the names of and percentage interest held by the other interest holders, if any, in the Subsidiary, and
(iii) any loans from the Company to, or priority payments due to the Company from, the Subsidiary, and the rate of return thereon. Except as contemplated hereby and as set forth on Schedule 3.1(d), there are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments which obligate the Company or any of the Subsidiaries to issue, transfer or sell any shares of capital stock or equity interests in any of the Subsidiaries except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.2 Authority Relative to Agreements; Board
Approval.

          (a) The execution, delivery and performance of this Agreement, the Registration Rights Agreement and the Stockholders Agreement have been duly and validly authorized by all necessary corporate action on the part of the Company, subject only to the approval of the issuance of Company Common Stock pursuant to this Agreement and of the Company Charter by the Company's stockholders. This Agreement, the Registration Rights Agreement and the Stockholders Agreement have been duly executed and delivered by the Company for itself and constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

          (b) The Board of Directors of the Company has, as of the date hereof, approved this Agreement, the Registration Rights Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby, and determined to recommend that the stockholders of the Company vote in favor of and approve the issuance of Company Common Stock pursuant to this Agreement subject to the fiduciary duty provisions of Section 5.8.

          (c) The shares of Company Common Stock to be acquired pursuant to this Agreement have been duly authorized for issuance, and upon issuance will be duly and validly issued, fully paid and nonassessable.

          (d) The issue and sale of the shares of Company Common Stock hereunder will not give any stockholder of the Company the right to demand payment for its shares under Maryland law or give rise to any preemptive or similar rights.

     Section 3.3 Capital Stock.

          (a) The authorized capital stock of the Company as of the date hereof consists of 50,000,000 shares of Company Common Stock, par value $0.01 per share, 25,000,000 shares of excess stock, par value $0.01 per share, and 5,000,000 shares of Preferred Stock, par value $0.01 per share. As of March 31, 1997, there are 12,024,522 shares of Company Common Stock issued and outstanding; to the Company's knowledge no shares of excess stock, par value $.01 per share, issued and outstanding; and no shares of Preferred Stock, par value $.01 per share ("Company Preferred Stock"), issued and outstanding. All such issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth on Schedule 3.3(a), the Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities the holders of which have the right to vote) with the stockholders of the Company on any matter. As of the date hereof, except as set forth in Schedule 3.3(a) to this Agreement, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Company to issue, transfer or sell any shares of capital stock or other equity interests of the Company.

          (b) Except for interests in the Subsidiaries of the Company and except as set forth in Schedule 3.3(b), none of the Company or any of its Subsidiaries owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business, trust or entity (other than investments in short-term investment securities).

     Section 3.4 No Conflicts; No Defaults; Required Filings and
Consents. Neither the execution and delivery by the Company hereof nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof, will:

          (a) conflict with or result in a breach of any provisions of the Company Charter or by-laws of the Company;

          (b) result in a breach or violation of, a default under, or the triggering of any payment or other obligations pursuant to, or, except as set forth in Schedule 3.9(g), accelerate vesting under, any of the Amended and Restated 1993 Stock Option and Incentive Plan, as amended, or similar compensation plan or any grant or award made under any of the foregoing;

          (c) violate or conflict with any statute, regulation, judgment, order, writ, decree or injunction applicable to the Company or its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect;

          (d) subject to the Company obtaining the third party consents set forth in Schedule 3.4(d)-A (with respect to the Initial Closing), and Schedule 3.4(d)-B (with respect to each Subsequent Closing), violate or conflict with or result in a breach of any provision of, or constitute a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties of the Company or its Subsidiaries under, or result in being declared void, voidable or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or its Subsidiaries is a party, or by which the Company or its Subsidiaries or any of their properties is bound or affected, except for any of the foregoing matters which would not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect; or

          (e) require any consent, approval or authorization of, or declaration, filing or registration with, any Government Authority, other than any filings required under the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or state securities laws ("Blue Sky Laws") (collectively, the "Regulatory Filings"), and any filings required to be made with the Secretary of State of Maryland or any national securities exchange on which the Company Common Stock is listed, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.5 SEC and Other Documents; Financial Statements;
Undisclosed Liabilities.

          (a) The Company has delivered or made available to Buyer the registration statement of the Company filed with the Securities and Exchange Commission ("SEC") in connection with the Company's initial public offering of Company Common Stock, and all exhibits, amendments and supplements thereto (collectively, the "Company Registration Statement"), and each registration statement, report, proxy statement or information statement and all exhibits thereto prepared by it or relating to its properties since the effective date of the Company Registration Statement, which are set forth in Schedule 3.5(a), each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports"). Except as set forth in
Schedule 3.5(a), the Company Reports were filed with the SEC in a timely manner and constitute all forms, reports and documents required to be filed by the Company under the Securities Act, the Exchange Act and the rules and regulations promulgated thereunder (the "Securities Laws"). As of their respective dates, the Company Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. There is no unresolved violation asserted by any Government Authority with respect to any of the Company Reports.

          (b) Each of the balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presented the financial position of the entity or entities to which it relates as of its date and each of the statements of operations, stockholders' equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presented the results of operations, retained earnings or cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein, in each case in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as may be noted therein and except, in the case of the unaudited statements, normal recurring year-end adjustments which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (c) Except as and to the extent set forth in the Company Reports and the Company's financial statements filed with the SEC or in any Schedule hereto, to the Company's knowledge, none of the Company or any of its Subsidiaries has any Liabilities (nor do there exist any circumstances) that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.6 Litigation; Compliance With Law.

          (a) Except as set forth on Schedule 3.6, there are no Actions pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or which question the validity hereof or any action taken or to be taken in connection herewith. Except as disclosed in Schedule 3.6(a), there are no continuing orders, injunctions or decrees of any Government Authority to which the Company or any of its Subsidiaries is a party or by which any of its properties or assets are bound.

          (b) None of the Company or its Subsidiaries is in violation of any statute, rule, regulation, order, writ, decree or injunction of any Government Authority or any body having jurisdiction over them or any of their respective properties which, if enforced, would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.7 Absence of Certain Changes or Events. Except as disclosed in the Company Reports filed with the SEC prior to the date hereof or in Schedule 3.7 and except for entering into employment agreements (the "Employment Agreements"), a registration rights agreement and a stockholders agreement with the employees listed on
Schedule 3.7, since December 31, 1996, the Company and each of its Subsidiaries has conducted its business only in the ordinary course and has acquired real estate and entered into financing arrangements in connection therewith only in the ordinary course of such business, and there has not been (a) any change, circumstance or event that would reasonably be expected to result in a Material Adverse Effect,
(b) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company Common Stock, except in accordance with Section 5.5, (c) any commitment, contractual obligation, borrowing, capital expenditure or transaction (each, a "Commitment") entered into by the Company or any of its Subsidiaries, other than Commitments which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (d) any change in the Company's accounting principles, practices or methods which would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.8 Tax Matters; REIT and Partnership Status.

          (a) The Company and each of its Subsidiaries has timely filed with the appropriate taxing authority all Tax Returns required to be filed by it or has timely requested extensions and any such request has been granted and has not expired. Each such Tax Return is complete and accurate in all respects. All Taxes shown as owed by the Company or any of its Subsidiaries on any Tax Return have been paid or accrued, except for Taxes being contested in good faith and for which adequate reserves have been taken. The Company and each of its Subsidiaries has properly accrued all Taxes for such periods subsequent to the periods covered by such Tax Returns as required by GAAP. None of the Company or any of its Subsidiaries has executed or filed with the IRS or any other taxing authority any agreement now in effect extending the period for assessment or collection of any Tax. Except as set forth in Schedule 3.8(a), none of the Company or any of its Subsidiaries is being audited or examined by any taxing authority with respect to any Tax or is a party to any pending action or proceedings by any taxing authority for assessment or collection of any Tax, and no claim for assessment or collection of any Tax has been asserted against it. True and complete copies of all federal, state and local income or franchise Tax Returns filed by the Company and each of its Subsidiaries for 1994 and 1995 and all communications relating thereto have been delivered to Buyer or made available to representatives of Buyer prior to the date hereof. No claim has been made in writing or, to the Company's knowledge, otherwise by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. Except as set forth in Schedule 3.8(a), there is no dispute or claim concerning any Tax liability of the Company or any of its Subsidiaries, (i) claimed or raised by any taxing authority in writing or (ii) as to which the Company or any of its Subsidiaries has knowledge. To the Company's knowledge, as of the date hereof, (i) the Company is a domestically controlled REIT within the meaning of Code Section 897(h)(4)(B). To the Company's knowledge, except as set forth in Schedule 3.8(a), no person or entity which would be treated as an "individual" for purposes of Section 542(a)(2) of the Code (as modified by Section 856(h) of the Code) owns or would be considered to own (taking into account the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h) of the
Code) in excess of 9.8% of the value of the outstanding equity interests in the Company. Except as contemplated by this Agreement or as set forth in Schedule 3.8(a), the Board of Directors has not exempted any Person from the Ownership Limit or otherwise waived any of the provisions of Article 7 of the Company Charter (as all capitalized terms used in this sentence are defined in the Company Charter). The Ownership Limit (as such term is defined in the Company Charter) has not been modified. Each ownership interest that the Company and each of its Subsidiaries has in an entity formed as a partnership (or which files federal income tax returns as a partnership) qualified, and since the date of its formation qualified, to be treated as a partnership for federal income tax purposes or as a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code.

          (b) The Company (i) intends in its federal income tax return for the tax year that will end on December 31, 1997 to be taxed as a real estate investment trust within the meaning of Section 856 of the Code ("REIT") and has complied (or will comply) with all applicable provisions of the Code relating to a REIT, for 1997, (ii) has operated, and intends to continue to operate, in such a manner as to qualify as a REIT for 1997, (iii) has not taken or omitted to take any action which would reasonably be expected to result in a challenge to its status as a REIT, and, to the Company's knowledge, no such challenge is pending or threatened, and (iv) to the Company's knowledge, and assuming the accuracy of Buyer's representations in Sections 4.8 and 4.10 (disregarding the qualification relating to Buyer's and the Advancing Party's knowledge and assuming no exceptions are set forth in Schedule 4.10-B), will not be rendered unable to qualify as a REIT for federal income tax purposes as a consequence of the transactions contemplated hereby.

          (c) Except as set forth on Schedule 3.8(c), any amount or other entitlement that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated hereby by any Employee, officer, or director of the Company or any of its Affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or plan currently in effect would not be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

          (d) Except as set forth on Schedule 3.8(d), the disallowance of a deduction under Section 162(m) of the Code for employee remuneration will not apply to any amount paid or payable by the Company or any of its Subsidiaries under any contract, stock plan, program, arrangement or understanding currently in effect.

          (e) The Company was eligible to and did validly elect to be taxed as a REIT for federal income tax purposes for calendar year 1993 and all subsequent taxable periods and was in compliance with all applicable laws, rules and regulations, including the Code, necessary to permit it to be taxed as a REIT for all such periods. Each Subsidiary of the Company organized as a partnership (and any other Subsidiary that files Tax Returns as a partnership for federal income tax purposes) was and continues to be classified as a partnership for federal income tax purposes or as a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code.

          (f) For purposes of this Section 3.8, no representation set forth in Section 3.8 shall be deemed to be untrue or incorrect unless such untruths or inaccuracies would, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect.

     Section 3.9 Compliance with Agreements; Material Agreements.

          (a) Neither the Company nor any of its Subsidiaries is in default under or in violation of any provision of the Company Charter or the By-laws of the Company (or equivalent documents), except for such defaults or violations which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (b) The Company and each of its Subsidiaries have filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Government Authority and all other material reports and statements required to be filed by them, including any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, and have paid all fees or assessments due and payable in connection therewith, except for such failures to file or pay which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. There is no unresolved violation asserted by any regulatory agency of which the Company has received written notice with respect to any report or statement relating to an examination of the Company or any of its Subsidiaries which, if resolved in a manner unfavorable to the Company or such Subsidiary, would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (c) The Company Reports or Schedule 3.9(c) set forth (i) a description of all material indebtedness of the Company and each of its Subsidiaries, whether unsecured, or secured or collateralized by mortgages, deeds of trust or other security interests in the Company Properties or any other assets of the Company and each of its Subsidiaries, or otherwise and (ii) each Commitment entered into by the Company or any of its Subsidiaries (including any guarantees of any third party's debt or any obligations in respect of letters of credit issued for the Company's or any Subsidiary's account) which may result in total payments or liability in excess of $400,000, excluding Commitments made in the ordinary course of business with a maturity of less than one year or that are terminable on 30 days or less notice, and excluding Commitments the breach of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. True and complete copies of the documents relating to the foregoing have been delivered or made available to Buyer prior to the date hereof. Neither the Company nor any of its Subsidiaries is in default, and, to the Company's knowledge, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute a default, under any of the documents described in clause
(i) or (ii) of this paragraph or in respect of any payment obligations thereunder except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All joint venture and partnership agreements to which the Company or any of its Subsidiaries is a party as of the date hereof are set forth in
Schedule 3.9(c), all of which are in full force and effect as against the Company or such Subsidiary and, to the Company's knowledge, as against the other parties thereto, and none of the Company or any of its Subsidiaries is in default, and, to the Company's knowledge, no event has occurred which, with the giving of notice or the lapse of time or both, would constitute a default, with respect to any obligations thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, the other parties to such agreements are not in breach of any of their respective obligations thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, there is no condition with respect to the Company's Subsidiaries (including with respect to the partnership agreements for the Company's Subsidiaries that are partnerships) that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (d) Except as disclosed in the Company Reports or any other Schedule hereto, Schedule 3.9(d) sets forth a complete and accurate list of all material agreements entered into by the Company or any of its Subsidiaries as of the date hereof relating to the development or construction of, additions or expansions to, or management or leasing services for retail shopping centers or other real properties which are currently in effect and under which the Company or any of its Subsidiaries currently has, or expects to incur, any material obligation. True and complete copies of such agreements will be made available to Buyer.

          (e) Except as disclosed in the Company Reports and except for (i) agreements made in the ordinary course of business with a maturity of less than one year or that are terminable on 30 days or less notice, and (ii) agreements the breach or non-fulfillment of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, Schedule 3.9(e) sets forth a complete and accurate list of all material agreements entered into by the Company as of the date hereof which are not listed in any other Schedule hereto, including material Debt Instruments. Each agreement set forth in Schedule 3.9(e) is in full force and effect as against the Company and, to the Company's knowledge, as against the other parties thereto, no payments, if any, thereunder are delinquent, the Company is not in default thereunder, and no notice of default thereunder has been sent or received by the Company or any of its Subsidiaries, except where the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, no event has occurred which, with notice or lapse of time or both, would constitute a default by the Company under any agreement set forth in Schedule 3.9(e), except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. To the Company's knowledge, the other parties to such agreements are not in breach of their respective obligations thereunder, except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. True and complete copies of each such agreement have been made available to Buyer prior to the date hereof.

          (f) Schedule 3.9(f) sets forth a complete and accurate list of all agreements and policies of the Company in effect on the date hereof relating to transactions with affiliates and potential conflicts of interest. Each agreement or arrangement set forth in
Schedule 3.9(f) is in full force and effect, and the Company, each of its Subsidiaries, and, to the Company's knowledge, the other parties thereto are in compliance with such agreements and policies, or such compliance has been waived by the Company's Board of Directors as set forth in Schedule 3.9(f). True and complete copies of each such agreement or arrangement will be made available to Buyer.

          (g) Except as set forth on Schedule 3.9(g), there are no change of control or similar provisions in any employment, severance, stock option, stock incentive, or similar agreement or arrangement which would be triggered by the transactions contemplated by this Agreement. Schedule 3.9(g) identifies the obligations (including any payment or other obligation, forgiveness of debt, other release from obligations, or acceleration of vesting) which are created, accelerated or triggered by the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

     Section 3.10 Financial Records; Company Charter and By-laws;
Corporate Records.

          (a) The books of account and other financial records of the Company and each of its Subsidiaries are in all respects true and complete, have been maintained in accordance with good business practices, and are accurately reflected in all respects in the financial statements included in the Company Reports, except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (b) The Company has previously delivered or made available to Buyer true and complete copies of the Company Charter and the By-laws of the Company, as amended to date, and the charter, by-laws, organization documents, partnership agreements and joint venture agreements of its Subsidiaries, and all amendments thereto. All such documents are listed in Schedule 3.10(b).

          (c) The minute books and other records of corporate or partnership proceedings of the Company and each of its Subsidiaries contain in all material respects accurate records of all meetings and accurately reflect in all material respects all other corporate action of the stockholders and directors and any committees of the Board of Directors of the Company and their Subsidiaries which are corporations and all actions of the partners of the Subsidiaries which are partnerships, except for documentation of discussions relating to or in connection with the transactions contemplated hereby or matters related hereto, and except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

     Section 3.11 Properties.

          (a) Schedule 3.11(a) sets forth a complete and accurate list and the address of all real property owned or leased by the Company or any of its Subsidiaries or otherwise used by the Company or its Subsidiaries in the conduct of their business or operations (collectively, and together with the land at each address referenced in Schedule 3.11(a) and all buildings, structures and other improvements and fixtures located on or under such land and all easements, rights and other appurtenances to such land, the "Company Properties"). The Company, or in the case of Company Properties owned by Subsidiaries that are not wholly owned Subsidiaries of the Company, to the Company's knowledge, such Subsidiaries, owns or own, as the case may be, good and insurable fee simple title (or, if so indicated in Schedule 3.11(a), leasehold title) to each of the Company Properties, in each case free and clear of any Liens, title defects, contractual restrictions or covenants, laws, ordinances or regulations affecting use or occupancy (including zoning regulations and building codes) or reservations of interests in title (collectively, "Property Restrictions"), except for (i) Permitted Liens and (ii) Property Restrictions imposed or promulgated by law or by any Government Authority which are customary and typical for similar properties. To the Company's knowledge, none of the matters described in clauses (i) and (ii) of the immediately preceding sentence materially interferes with, impairs, or is violated by, the existence of any building or other structure or improvement which constitutes a part of, or the present use, occupancy or operation (or, if applicable, development) of, the Company Properties taken as a whole, and such matters do not, individually or in the aggregate, have a Material Adverse Effect. American Land Title Association policies of title insurance (or marked title insurance commitments having the same force and effect as title insurance policies) have been issued by national title insurance companies insuring the fee simple or leasehold, as applicable, title of the Company or its Subsidiaries, as applicable, to each of the Company Properties in sufficient amounts to avoid co-insurance statutes, subject only to the matters set forth therein (the "Title Policies"), and, to the Company's knowledge, the Title Policies are valid and in full force and effect and no claim has been made under any such policy. The Company will make available to Buyer true and complete copies of all such policies and of the most recent surveys of the Company Properties, and true and complete copies of all material exceptions referenced in such policies and the most recent title reports for and surveys (to the extent not previously delivered or made available to Buyer) of each of the Company Properties available to the Company or any of its Subsidiaries for inspection by Buyer or its representatives within five Business Days of Buyer's request therefor.

          (b) Except as set forth in Schedule 3.11(b), and except for matters which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to materially and adversely affect the use or occupancy (or, if applicable, development) of the Company Properties taken as a whole, the Company has no knowledge (i) that any currently required certificate, permit or license (including building permits and certificates of occupancy for tenant spaces) from any Government Authority having jurisdiction over any Company Property or any agreement, easement or other right which is necessary to permit the lawful use, occupancy or operation of the existing buildings, structures or other improvements which constitute a part of any of the Company Properties or which are necessary to permit the lawful use and operation of utility service to any Company Property or of any existing driveways, roads or other means of egress and ingress to and from any of the Company Properties has not been obtained or is not in full force and effect, or of any pending modification or cancellation of any of same, or (ii) of any violation by any Company Property of any federal, state or municipal law, ordinance, order, regulation or requirement, including any applicable zoning law or building code, as a result of the use or occupancy of such Company Property or otherwise. Except as set forth in Schedule 3.11(b), the Company has no knowledge of uninsured physical damage to any Company Property in excess of $400,000 in the aggregate. To the Company's knowledge, except for repairs identified in the Capital Expenditure Budget and Schedule, each Company Property, (i) is in good operating condition and repair and is structurally sound and free of defects, with no material alterations or repairs being required thereto under applicable law or insurance company requirements, and
(ii) consists of sufficient land, parking areas, driveways and other improvements and lawful means of access and utility service and capacity to permit the use thereof in the manner and for the purposes to which it is presently devoted (or, in the case of the Development Property, for the development and operation thereon of the applicable Project), except, in each such case, to the extent that failure to meet such standards would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to materially and adversely affect the use or occupancy of the Company Properties taken as a whole (or, in the case of the Development Property, the development and operation thereon of the applicable Project). The Company will make available to Buyer true and complete copies of all engineering reports, inspection reports, maintenance plans and other documents relating to the condition of any Company Property prepared for the Company since the Company's Initial Public Offering.

          (c) The Company has no knowledge (i) that any condemnation, eminent domain or rezoning proceedings are pending or threatened with respect to any of the Company Properties, (ii) that any road widening or change of grade of any road adjacent to any Company Property is underway or has been proposed, (iii) of any proposed change in the assessed valuation of any Company Property other than customarily scheduled revaluations, (iv) of any special assessment made or threatened against any Company Property, or (v) that any of the Company Properties is subject to any so-called "impact fee" or to any agreement with any Government Authority to pay for sewer extension, oversizing utilities, lighting or like expenses or charges for work or services by such Government Authority, except, in the case of each of the foregoing, to the extent that same would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or to materially and adversely affect the use or occupancy (or, if applicable, development) of the Company Properties taken as a whole.

          (d) To the Company's knowledge, each of the Company Properties is an independent unit which does not rely on any facilities located on any property not included in such Company Property to fulfill any municipal or governmental requirement or for the furnishing to such Company Property of any essential building systems or utilities, other than facilities the benefit of which inures to the Company Properties pursuant to one or more valid easements. Each of the Company Properties is served by public water and sanitary systems and all other utilities, and, to the Company's knowledge, each of the Company Properties has lawful access to public roads, in all cases sufficient for the current use and occupancy of each Company Property (or, in the case of the Development Property, for the development and operation thereon of the applicable Project). To the Company's knowledge, all parcels of land included in each Company Property that purport to be contiguous are contiguous and are not separated by strips or gores. Except as set forth in Schedule 3.11(d), to the Company's knowledge, no portion of any Company Property includes any wetlands or vegetation or species protected by any applicable laws. Except as set forth on Schedule 3.11(d) or the Title Policies or surveys, none of the Company Properties lies in any 100-year flood plain area, as established by the U.S. Army Corps of Engineers. The improvements on each Company Property which lies in a flood plain area, if any, comply with applicable building codes and other relevant laws and regulations, and the Company or its Subsidiaries carry and presently maintain in full force and effect flood insurance in connection with such Company Properties as required by applicable law and as accurately described in Schedule 3.11(d). To the Company's knowledge, no improvements constituting a part of any Company Property encroach on real property not constituting a part of such Company Property. No representation set forth in this subsection
(d) shall be deemed to be untrue unless such untruths are, individually or in the aggregate, reasonably expected to have a Material Adverse Effect or to materially and adversely affect the use or occupancy of the Company Properties taken as a whole.

          (e) Schedule 3.11(e) contains a complete and accurate list of each survey, study or report prepared by or for the Company or any Subsidiary since the Company's initial public offering, in connection with any Company Property's compliance or non-compliance with the requirements of the Americans with Disabilities Act (the "ADA"), other than routine correspondence or memoranda. Except for matters addressed in the Capital Expenditure Budget and Schedule, to the knowledge of the Company, no Company Property fails to comply with the requirements of the ADA except for such non-compliance as the Company believes will not, individually or in the aggregate, have a Material Adverse Effect.

          (f) The Company has provided to Buyer an accurate rent roll for each Company Property as of March 31, 1997 (the "Rent Roll"), which accurately describes each lease of space in each Company Property (collectively, the "Company Leases"). The Company has delivered to Buyer profiles of the Company Leases (the "Lease Profiles"), which have been prepared in the ordinary course of business. The Company will make available to Buyer a true and complete copy of each Company Lease, including all amendments and modifications thereto. With respect to each Company Lease for premises larger than 20,000 square feet of rentable space (collectively, the "Material Company Leases"), except as set forth in Schedule 3.11(f) and except for matters which are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, (i) each of the Material Company Leases is valid and subsisting and in full force and effect as against the Company or the Subsidiary, as applicable, and, to the Company's knowledge, as against the tenant, and the information on the Rent Roll with respect to the Material Company Leases is accurate, (ii) the tenant under each of the Material Company Leases is in actual possession of the premises leased thereunder, (iii) no tenant under any Material Company Lease is more than 30 days in arrears in the payment of rent, (iv) none of the Company or any of its Subsidiaries has received any written notice from any tenant under any Material Company Lease of its intention to vacate, (v) none of the Company or any of its Subsidiaries has collected payment of rent under any Material Company Lease (other than security deposits) accruing for a period which is more than one month in advance, (vi) no notice of default has been sent or received by the landlord under any Material Company Lease which remains uncured as of the date hereof, no default has occurred under any Material Company Lease and, to the Company's knowledge, no event has occurred and is continuing which, with notice or lapse of time or both, would constitute a default under any Material Company Lease, (vii) except as disclosed on the Lease Profiles or Schedule 3.11(f) or any other schedule hereto, no tenant under any of the Material Company Leases has any purchase options or kick-out rights or is entitled to any concessions, allowances, abatements, setoffs, rebates or refunds, (viii) none of the Material Company Leases and none of the rents or other amounts payable thereunder has been mortgaged, assigned, pledged or encumbered by any party thereto or otherwise, except in connection with financing secured by the applicable Company Property which is described in
Schedule 3.9(c), (ix) (A) as of the date hereof, except as set forth in Schedule 3.11(f), no brokerage or leasing commission or other compensation is due or payable to any person with respect to or on account of any of the Material Company Leases or any extensions or renewals thereof incurred after the date hereof, and (B) any brokerage or leasing commission or other compensation due or payable to any person with respect to or on account of any of the Material Company Leases or any extensions or renewals thereof have been incurred in the ordinary course of business of the Company consistent with past practice and market terms, (x) no space of a material size in any Company Property is occupied by a tenant rent-free, (xi) no tenant under any of the Material Company Leases has asserted any claim which is likely to affect the collection of rent from such tenant, (xii) other than as would be customary or consistent with commercially reasonable retail leasing business practices, no tenant under any of the Material Company Leases has any right to remove material improvements or fixtures that have at any time been affixed to the premises leased thereunder, (xiii) each tenant under the Material Company Leases is required thereunder to maintain or to cause to be maintained, at its cost and expense, public liability and property damage insurance with liability limits which reasonably relate to the value of the contingent liabilities being insured thereby or in the alternative, consistent with commercially reasonable retail leasing business practices, tenants may self-insure or the Company may provide such coverage to tenants and (xiv) the landlord under each Material Company Lease has fulfilled all of its obligations thereunder in respect of tenant improvements and capital expenditures. Other than the tenants identified in the Rent Roll and parties to easement agreements which constitute Permitted Liens, no third party has any right to occupy or use any portion of any Company Property. Budgets for all material tenant improvements and similar material work required to be made by the lessor under each of the Material Company Leases is incorporated in Schedule 3.11(i).

          (g) Schedule 3.11(g) sets forth a complete and accurate list of all material commitments, letters of intent or similar written understandings made or entered into by the Company or any of its Subsidiaries as of the date hereof (x) to lease any space larger than 25,000 rentable square feet at any of the Company Properties, (y) to sell, mortgage, pledge or hypothecate any Company Property or Properties, which, individually or in the aggregate, are material, or to otherwise enter into a material transaction in respect of the ownership or financing of any Company Property, or (z) to purchase or to acquire an option, right of first refusal or similar right in respect of any real property, which, individually or in the aggregate, are material, which, in any such case, has not yet been reduced to a written lease or contract, and sets forth with respect to each such commitment, letter of intent or other understanding the principal terms thereof. The Company will make available to Buyer a true and complete copy of each such commitment, letter of intent or other understanding. Schedule 3.11(g) also sets forth a complete and accurate list of all agreements to purchase real property to which the Company or any Subsidiary is a party.

          (h) Except as set forth in Schedule 3.11(h), none of the Company Properties is subject to any outstanding purchase options nor has the Company or any of its Subsidiaries entered into any outstanding contracts with others for the sale, mortgage, pledge, hypothecation, assignment, sublease, lease or other transfer of all or any part of any Company Property, and no person has any right or option to acquire, or right of first refusal with respect to, the Company's or any of its Subsidiaries' interest in any Company Property or any part thereof. Except as set forth in Schedule 3.11(h) or 3.11(g), none of the Company or any of its Subsidiaries has any outstanding options or rights of first refusal or has entered into any outstanding contracts with others for the purchase of any real property.

          (i) Schedule 3.11(i) sets forth the Company's or any Subsidiary's capital expenditure budget and schedule for each Company Property, which describes the capital expenditures which the Company or any Subsidiary has budgeted for such Company Property for the period running through December 31, 1997 (the "Capital Expenditure Budget and Schedule"), and the Company's or any Subsidiary's preliminary capital expenditure budget and schedule for each Company Property, which describes the capital expenditures which the Company or any Subsidiary has budgeted for such Company Property for the period commencing January 1, 1998 and running through December 31, 1999 (the "1998 and 1999

Preliminary Capital Expenditure Budgets and Schedules"). Each of the Capital Expenditure Budget and the 1998 and 1999 Preliminary Capital Expenditure Budgets and Schedules also describes other capital expenditures as are necessary, to the Company's knowledge, in order to bring such Company Property into compliance with applicable laws, ordinances, codes, health and safety regulations and insurance requirements (including in respect of fire sprinklers, compliance with the ADA (except to the extent that (x) a tenant under any Company Lease is contractually responsible and liable for such ADA compliance under its Company Lease or (y) with respect to shopping center properties, any work required to cause such compliance is not material and the related expenditures are, in the aggregate with all other such expenditures, less than $400,000), and asbestos containing material) or which the Company otherwise plans or expects to make in order to cure or remedy any construction, electrical, mechanical or other defects, to renovate, rehabilitate or modernize such Company Property, or otherwise, excluding, however, any tenant improvements required to be made under any Company Lease. To the Company's knowledge, the costs and time schedules for 1997 set forth in the Capital Expenditure Budget and Schedule are reasonable estimates and projections. To the Company's knowledge, the costs and time schedules for 1998 and 1999 set forth in the 1998 and 1999 Preliminary Capital Expenditure Budgets and Schedules are reasonable estimates and projections based upon information available to the Company at the time that the 1998 and 1999 Preliminary Capital Expenditure Budgets and Schedules were prepared, and, nothing has come to the attention of the Company since such time which would indicate that the 1998 and 1999 Preliminary Capital Expenditure Budgets and Schedules are inaccurate or misleading in any material respect. Except as set forth in Schedule 3.11(i), there are no outstanding or, to the Company's knowledge, threatened requirements by any insurance company which has issued an insurance policy covering any Company Property, or by any board of fire underwriters or other body exercising similar functions, requiring any repairs or alterations to be made to any Company Property that would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (j) Schedule 3.11(j) contains a list of each Company Property which consists of or includes undeveloped land or which is in the process of being developed or redeveloped (collectively, the "Development Properties") and a brief description of the development or redevelopment intended by the Company or any Subsidiary to be carried out or completed thereon (collectively, the "Projects"), including any budget and development schedule therefor prepared by or for the Company or any Subsidiary (collectively, the "Development Budget and Schedule"). Except as disclosed in Schedule 3.11(j), each Development Property is zoned for the lawful development or redevelopment thereon of the applicable Project, and the Company or its Subsidiaries have obtained all permits, licenses, consents and authorizations required for the lawful development or redevelopment thereon of such Project, except only for such failure to meet the foregoing standards as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Except as set forth in Schedule 3.11(j), to the Company's knowledge, there are no material impediments to or constraints on the development or redevelopment of any Project in all material respects within the time frame and for the cost set forth in the Development Budget and Schedule applicable thereto. In the case of each Project the development of which has commenced, to the Company's knowledge, the costs and expenses incurred in connection with such Project and the progress thereof are, except as set forth in Schedule 3.11(j), consistent and in compliance in all material respects with the Development

Budget and Schedule applicable thereto. The Company will make available to Buyer all feasibility studies, soil tests, due diligence reports and other studies, tests or reports performed by or for the Company at any time since the Company's initial public offering, which relate to the Development Properties or the Projects.

          (k) The ground leases underlying the leased Company Properties referenced in Schedule 3.11(a) (collectively, the "Ground Leases") are accurately described in Schedule 3.11(k). Each of the Ground Leases is valid, binding and in full force and effect as against the Subsidiary and, to the Company's knowledge, as against the other party thereto. Except as indicated in Schedule 3.11(k), none of the Ground Leases is subject to any mortgage, pledge, Lien, sublease, assignment, license or other agreement granting to any third party any interest therein, collateral or otherwise, or any right to the use or occupancy of any premises leased thereunder. True and complete copies of the Ground Leases (including all amendments, modifications and supplements thereto) have been delivered to Buyer prior to the date hereof. To the Company's knowledge, except as set forth in Schedule 3.11(k), there is no pending or threatened proceeding which is reasonably likely to interfere with the quiet enjoyment of the tenant under any of the Ground Leases. Except as set forth in Schedule 3.11(k), as of the last day of the month preceding the date hereof and as of the last day of the month preceding the date of the Initial Closing, no payments under any Tenancy Lease are delinquent and no notice of default under any Ground Lease has been sent or received by the Company or any of its Subsidiaries. There does not exist under any of the Ground Leases any default, and, to the Company's knowledge, no event has occurred which, with notice or lapse of time or both, would constitute such a default, except as would not, individually or in the aggregate, be reasonably expected to result in a Material Adverse Effect.

          (l) The Company and each of its Subsidiaries have good and sufficient title to all the personal and non-real properties and assets reflected in their books and records as being owned by them (including those reflected in the balance sheets of the Company and its Subsidiaries as of December 31, 1996, except as since sold or otherwise disposed of in the ordinary course of business), free and clear of all Liens, except for Permitted Liens which are not, individually or in the aggregate, reasonably expected to have a Material Adverse Effect.

          (m) The Company has provided to Buyer historical operating expense information (the "Historical Expense Information"), which has been prepared in the ordinary course of business. The Historical
Expense Information is accurate in all material respects.

     Section 3.12 Environmental Matters.

          (a) To the Company's knowledge, each of the Company and its Subsidiaries has obtained, and now maintains as currently valid and effective, all permits, certificates of financial responsibility and other governmental authorizations required to be obtained by the Company or any Subsidiary under the Environmental Laws (the "Environmental Permits") in connection with the operation of its businesses and properties, all of which are listed in Schedule 3.12(a). To the Company's knowledge, except as disclosed in the Company Environmental Reports, each of the Company and its Subsidiaries, and each Company Property is and has been in compliance with all terms and conditions of the Environmental Permits and all Environmental

Laws, except only to an extent which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse
Effect. The Company has no knowledge of any circumstances or conditions that may prevent or interfere with such compliance in the future.

          (b) Each of the Company and its Subsidiaries has provided or made available to Buyer all formal communications, oral or written (whether from a Government Authority, citizens' group, employee or other person), which the Company has received regarding (x) alleged or suspected noncompliance of any of the Company Properties with any Environmental Laws or Environmental Permits or (y) alleged or suspected Liability of the Company or its Subsidiaries under any Environmental Law, which noncompliance or Liability would, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (c) There are no liens or encumbrances on any of the Company Properties which arose pursuant to or in connection with any Environmental Law or Environmental Claim and, to the Company's knowledge, no government actions have been taken or threatened to be taken or are in process which are reasonably likely to subject any Company Property to such liens or other encumbrances.

          (d) Except as disclosed in Schedule 3.12(e) (none of which matters would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), or set forth in the Company Environmental Reports, no Environmental Claim has been asserted or, to the Company's knowledge, threatened that may impose a liability in excess of $400,000 with respect to the operations or the businesses of the Company or its Subsidiaries, or with respect to the Company Properties. To the Company's knowledge, except as set forth on the Company Environmental Reports, no circumstances, past or present actions, conditions, events or incidents which exist with respect to the Company or its Subsidiaries or the Company Properties that would reasonably be expected to result in any such Environmental Claim in excess of $400,000 being asserted, in any such case, against (i) the Company or its Subsidiaries, or (ii) to the Company's knowledge, any person whose liability for any Environmental Claims the Company or its Subsidiaries has or may have retained or assumed either contractually or by operation of law.

          (e) Except as disclosed in Schedule 3.12(e) (none of which matters would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), or set forth in the Company Environmental Reports, (i) none of the Company or its Subsidiaries has been notified or anticipates being notified of potential responsibility in connection with any site that has been placed on, or proposed to be placed on, the National Priorities List or its state or foreign equivalents pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), 42 U.S.C. Section 9601 et seq., or analogous state laws, (ii) to the Company's knowledge, no Materials of Environmental Concern are present on, in or under any Company Property in a manner or condition that is reasonably likely to give rise to an Environmental Claim which would reasonably be expected to result in a Material Adverse Effect, (iii) to the Company's knowledge, none of the Company or its Subsidiaries has Released or arranged for the Release of any Materials of Environmental Concern at any location to an extent or in a manner which would reasonably be expected to result in a Material Adverse Effect, (iv) to the Company's knowledge, no underground storage tanks, surface impoundments, disposal areas, pits, ponds, lagoons, open trenches or disused industrial equipment is present at any Company Property in a manner or condition that is reasonably likely to give rise to an Environmental Claim which would reasonably be expected to result in a Material Adverse Effect, (v) to the Company's knowledge, no transformers, capacitors or other equipment containing fluid with more than 50 parts per million polychlorinated biphenyls are present at any Company Property in a manner or condition that is reasonably likely to give rise to an Environmental Claim which would reasonably be expected to result in a Material Adverse Effect, except for any such transformers, capacitors or other equipment owned by any utility company, and (vi) to the Company's knowledge, no friable asbestos and no friable asbestos-containing material is present at any Company Property and no Employee, agent, contractor or subcontractor of the Company or its Subsidiaries or any other person is now or has in the past been exposed to friable asbestos at any Company Property, except, in the case of each of the matters set forth in this subpart (vi), for such matters as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

          (f) Schedule 3.12(f) contains a list of each environmental report prepared for the Company or its Subsidiaries or otherwise in the possession of any of them with respect to the environmental condition of any Company Property (collectively, the "Company Environmental Reports"). The Company has previously delivered or made available to Buyer true and complete copies of (i) the executive summary or conclusion included in each Company Environmental Report and (ii) each Company Environmental Report which constitutes a "Phase II" (or higher) environmental report or which is otherwise more detailed or in-depth than a typical "Phase I" environmental report. To the Company's knowledge, none of the matters disclosed by the Company Environmental Reports would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect. The Company has no knowledge of any facts or circumstances relating to the environmental condition of any property owned, leased or otherwise held by the Company that is not a Company Property that are reasonably likely to result in a Material Adverse Effect.

          (g) For purposes hereof, the terms listed below shall have the following meanings:

          (i) "Claim" shall mean all actions, causes of action, suits, judgments, executions, claims, Liabilities and demands whatsoever, in law or equity.

          (ii) "Environmental Claim" shall mean any Claim investigation or notice by any person alleging potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or fatalities, or penalties) arising out of, based on or resulting from (A) the presence, generation, transportation, treatment, use, storage, disposal or Release of Materials of Environmental Concern or the threatened Release of Materials of Environmental Concern at any location, or (B) activities or conditions forming the basis of any violation, or alleged violation of, or liability or alleged liability under, any Environmental Law.

          (iii) "Environmental Laws" shall mean federal, state, and local laws, ordinances, common law, orders, statutes, and regulations relating to the pollution or protection of the environment or of flora or fauna or their habitat or of human health and safety, or to the cleanup or restoration of the environment.

          (iv) "Materials of Environmental Concern" shall mean all chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or any fraction thereof, petroleum products and hazardous substances or solid or hazardous wastes as now defined and regulated under any Environmental Laws.

          (v) "Release" shall mean any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration.

     Section 3.13 Employees and Employee Benefit Plans.

          (a) Schedule 3.13(a) sets forth a complete and accurate list of all employment agreements between the Company or any of its Subsidiaries and employees of the Company or any of its Subsidiaries. Except for the employees who are parties to such employment agreements, all of the employees of the Company and each of its Subsidiaries are employed on an at-will basis (except for restrictions or limitations on the at-will basis of such employees imposed by law or equity or general principles of law or equity).

          (b) The Company Reports or Schedule 3.13(b) sets forth a complete and accurate list of all Employee Benefit Plans and all material Benefit Arrangements which cover Employees of the Company or any of its Subsidiaries with respect to their employment relationship with the Company or any of its Subsidiaries (the "Company Plans"). With respect to each Company Plan, the Company will make available to Buyer true and complete copies of: (i) the plans and related trust documents and amendments thereto, (ii) the most recent summary plan descriptions, if any, and the most recent annual report, if any, and
(iii) the most recent actuarial valuation (to the extent applicable).

          (c) With respect to each Company Plan, (i) the Company and each of its Subsidiaries is in compliance in all material respects with the terms of each Company Plan and with the requirements prescribed by all applicable statutes, orders or governmental rules or regulations, (ii) the Company and each of its Subsidiaries has contributed to each Pension Plan included in the Company Plans not less than the amounts accrued for such plan for all plan periods for which payment is due, and (iii) none of the Company or any of its Subsidiaries has any funding commitment or other accrued liabilities except as set forth on Schedule 3.13(c) or as reserved for in the financial statements in or incorporated by reference into the Company Reports, and in the case of each of clauses (i), (ii), and (iii), except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

          (d) Except as set forth on Schedule 3.13(d), none of the Company or any of its Subsidiaries has made any commitment to establish any new Employee Benefit Plan, to modify any Employee
Benefit Plan, or to increase benefits or compensation of Employees of the

Company or any of its Subsidiaries (except for normal increases in compensation consistent with past practices), and to the Company's knowledge, no intention to do so has been communicated to Employees of the Company or any of its Subsidiaries.

          (e) There are no pending or, to the Company's knowledge, anticipated claims (excluding claims for benefits incurred in the ordinary course of Company Plan activities) against or otherwise involving any of the Company Plans or any fiduciaries thereof with respect to their duties to the Company Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Plan activities) has been brought against or with respect to any such Company Plans.

          (f) Neither the Company nor any of the ERISA Affiliates has, at any time after September 25, 1980, contributed to, or been required to contribute to, any "multiemployer plan" (as defined in Sections 3(37) and 4001(a)(3) of ERISA).

          (g) Except as required by the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or requirements of state law and regulations and except as set forth on Schedule 3.13(g), the Company and its Subsidiaries do not maintain or contribute to any plan or arrangement which provides or has any liability to provide life insurance, medical or other employee welfare benefits described in Section 3(1) of ERISA to any Employee or former Employee following his retirement or termination of employment and, to the Company's knowledge, the Company and its Subsidiaries have never represented, promised or contracted (whether in oral or written form) to any Employee or former Employee that such benefits would be provided.

          (h) For purposes hereof, "Employee Benefit Plans" means each and all "employee benefit plans" as defined in Section 3(3) of ERISA maintained or contributed to by the Company or a Subsidiary or in which the Company or a Subsidiary participates or participated and which provides benefits to Employees, including (i) any such plans that are "employee welfare benefit plans" as defined in Section 3(1) of ERISA, including retiree medical and life insurance plans ("Welfare Plans"), and (ii) any such plans that constitute "employee pension benefit plans" as defined in Section 3(2) of ERISA ("Pension Plans"). "Benefit Arrangements" means life and health insurance, hospitalization, savings, bonus, deferred compensation, incentive compensation, holiday, vacation, severance pay, sick pay, sick leave, disability, tuition refund, service award, company car, scholarship, relocation, patent award, fringe benefit, individual employment, consultancy or severance contracts and other polices or practices of the Company or a Subsidiary providing employee or executive compensation or benefits to Employees maintained or contributed to by the Company or a Subsidiary, other than Employee Benefit Plans. "Employees" mean all current employees, former employees and retired employees of the Company or any of its Subsidiaries, including employees on disability, layoff or leave status. "Controlled Group Liability" means any and all liabilities (other than such liabilities that arise solely out of, or relate solely to, the Company Plans) of the ERISA Affiliates (other than the Company and its Subsidiaries) under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and (v) corresponding or similar provisions of foreign laws or regulations.

          (i) To the Company's knowledge, with respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or
Section 302 of ERISA, whether or not waived, (ii) the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan, on a termination basis, (iii) no reportable event within the meaning of
Section 4043(c) of ERISA has occurred, with respect to which notice has not been waived, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event, and (iv) all premiums due to the Pension Benefit Guaranty Corporation have been timely paid in full.

          (j) There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of the Company following the Closing. Without limiting the generality of the foregoing, neither the Company nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or
Section 4204 of ERISA.

          (k) Except as set forth in Schedule 3.13(k), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event other than a termination of employment with respect to which the employee being terminated receives payments or benefits that he would have received if he had terminated or been terminated and without regard to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of the Company.

     Section 3.14 Labor Matters. Except as set forth in Schedule 3.14, none of the Company or any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. Except for the matters set forth in Schedule 3.14 (none of which matters would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect), there is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries.

     Section 3.15 Affiliate Transactions. Schedule 3.15 sets forth a complete and accurate list of all transactions, series of related transactions or currently proposed transactions or series of related transactions entered into by the Company or any of its Subsidiaries since January 1, 1997 which are of the type required to be disclosed by the Company pursuant to Item 404 of Regulation S-K of the Securities Laws. A true and complete copy of all agreements or contracts relating to any such transaction will be made available to Buyer prior to the date hereof.

     Section 3.16 Insurance. The Company maintains insurance policies, including liability policies, covering the assets, business, equipment, properties, operations, employees, officers and directors of the Company and each of its Subsidiaries (collectively, the "Insurance

Policies"), which are of a type and in amounts customarily carried by persons conducting businesses similar to those of the Company. There is no material claim by the Company or any of its Subsidiaries pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.

     Section 3.17 Proxy Statement. The Proxy Statement and all of the information included or incorporated by reference therein (other than any information supplied or to be supplied by Buyer for inclusion or incorporation by reference therein) will not, as of the date such Proxy Statement is first mailed to the stockholders of the Company and as of the time of the meeting of the stockholders of the Company in connection with the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder.

     Section 3.18 Maryland Takeover Law. The terms of Sections 3-602 and 3-702 of the Maryland General Corporation Law will not apply to Buyer, any Stock Purchase or any other transaction contemplated hereby. The resolutions in the form of Exhibit C hereto have been adopted by the Company and have not been rescinded and revoked.

     Section 3.19 Vote Required. The affirmative vote of the holders of a majority (including LFREI and its Controlled Affiliates (as defined in the Stockholders Agreement) for purposes of determining a quorum, but not for purposes of determining a majority) of the outstanding shares of Company Common Stock entitled to vote hereon and duly present in person or by proxy at a meeting duly called to vote hereon (and with each share of Company Common Stock entitled to one vote per share) is the only vote of the holders of any class or series of Company Stock necessary to approve this Agreement, the Registration Rights Agreement, the Stockholders Agreement and the transactions contemplated hereby and thereby.

     Section 3.20 Brokers or Finders. Other than Prudential Securities, Inc., no agent, broker, investment banker or other firm or person, including any of the foregoing that is an Affiliate of the Company, is or will be entitled to any broker's or finder's fee or any other commission or similar fee from the Company in connection with this Agreement or any of the transactions contemplated hereby for which Buyer or any of its Affiliates will be responsible.

     Section 3.21 Knowledge Defined. As used herein, the phrase "to the Company's knowledge" (or words of similar import) means the actual knowledge of any of Alexander Haagen, Sr., Charlotte Haagen, Alexander Haagen III, Fred W. Bruning, Stuart J.S. Gulland, Steven M. Jaffe, Patricia DeAngelis and Chris Fahey includes any facts, matters or circumstances set forth in any written notice from any Government Authority or any other material written notice received by the Company or any of its Subsidiaries, and also including any matter of which Buyer informs the Company in writing.

                               ARTICLE 4

    Representations and Warranties of Buyer and the Advancing Party

     Buyer and the Advancing Party hereby jointly and severally represent and warrant to the Company as follows:

     Section 4.1 Organization.

          (a) Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Buyer has all requisite corporate power and authority to own, operate, lease and encumber its properties and to carry on its business as now conducted, and to enter into this Agreement, the Registration Rights Agreement and the Stockholders Agreement and to perform its obligations hereunder and thereunder.

          (b) The Advancing Party is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware. The Advancing Party has all requisite corporate power and authority to own, operate, lease and encumber its properties and to carry on its business as now conducted, and to enter into this Agreement, the Registration Rights Agreement and the Stockholders Agreement and to perform its obligations hereunder and thereunder.

     Section 4.2 Due Authorization. The execution, delivery and performance of this Agreement, the Registration Rights Agreement, and the Stockholders Agreement have been duly and validly authorized by all necessary corporate action on the part of Buyer and the Advancing Party. This Agreement has been duly executed and delivered by each of Buyer and the Advancing Party for itself and constitutes the valid and legally binding obligations of Buyer and the Advancing Party, enforceable against Buyer or the Advancing Party, as the case may be, in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights or general principles of equity.

     Section 4.3 Conflicting Agreements and Other Matters. Neither the execution and delivery of this Agreement nor the performance by Buyer or the Advancing Party, as the case may be, of its obligations hereunder will conflict with, result in a breach of the terms, conditions or provisions of, constitute a default under, result in the creation of any mortgage, security interest, encumbrance, lien or charge of any kind upon any of the properties or assets of Buyer or the Advancing Party, as the case may be, pursuant to, or require any consent, approval or other action by or any notice to or filing with any Government Authority pursuant to, the organizational documents or agreements of Buyer or the Advancing Party, as the case may be, or any agreement, instrument, order, judgment, decree, statute, law, rule or regulation by which Buyer or the Advancing Party, as the case may be, is bound, except for filings after any Closing under Section 13(d) or
Section 16 of the Exchange Act.

          Section 4.4 Acquisition for Investment; Sophistication;
     Source of Funds.

          (a) Buyer is acquiring the Company Common Stock being purchased by it for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof, and Buyer has no present intention or plan to effect any distribution of shares of Company Common Stock, provided that the disposition of Company Common Stock owned by Buyer shall at all times be and remain within its control, subject to the provisions of this Agreement and the Registration Rights Agreement. The certificate(s) representing the Purchased Shares shall bear a prominent legend with respect to the restrictions on transfer under the Securities Act and under applicable state securities laws. Prior to any proposed transfer of the Purchased Shares, unless such transfer is made pursuant to an effective registration statement under the Securities Act, Buyer will deliver to the Company an opinion of counsel, reasonably satisfactory in form and substance to the Company, to the effect that the Purchased Shares may be sold or otherwise transferred without registration under the Securities Act. The Company will remove the legend relating to Securities Act restrictions from any Purchased Shares at any time two years after issuance if Buyer delivers to the Company an opinion of counsel, reasonably satisfactory in form and substance to the Company, to the effect that such Purchased Shares are no longer subject to transfer restrictions under the Securities Act. Upon original issuance thereof, and until such time as the same shall have been registered under the Securities Act or sold pursuant to Rule 144 promulgated thereunder (or any similar rule or regulation) each stock certificate for the Purchased Shares shall bear any restricted securities legend required pursuant to the Stockholders Agreement, unless such legend is no longer required thereunder. Buyer is able to bear the economic risk of the acquisition of Company Common Stock pursuant hereto and can afford to sustain a total loss on such investment, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment.

          (b) At the Initial Closing and at each subsequent Closing, the Advancing Party shall have available and shall advance to Buyer all of the funds necessary to satisfy Buyer's obligations hereunder and to pay any related fees and expenses in connection with the foregoing. The Advancing Party has, and at each Closing will have either cash, written, enforceable subscriptions from its investors or line of credit commitments sufficient, in any such case, to advance the necessary funds to Buyer as will enable Buyer to purchase the requisite Purchased Shares at each Closing, in accordance with this Agreement. The Advancing Party has provided to the Company a true and correct copy of the form of the subscription agreement executed by the Advancing Party's investors.

          (c) Each of Buyer and the Advancing Party is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act.

          (d) Each of Buyer and the Advancing Party has previously delivered to the Company an audited balance sheet for Buyer, and the Advancing Party, as the case may be, as of December 31, 1996, which was certified by an officer of Buyer, and the Advancing Party, as the case may be, and which fairly presented the financial position of Buyer, and the Advancing Party, as the case may be, as of its date in accordance with GAAP. Such balance sheet discloses either on its face or by footnote, all material liabilities of the Buyer, and the

Advancing Party, as the case may be, required to be disclosed under GAAP. The Company agrees to keep such information confidential to the same extent that Buyer is obligated to keep information confidential pursuant to Section 5.4(b).

     Section 4.5 Resources. Buyer and the Advancing Party have requisite cash, cash equivalents, equity commitments or other sources of financing available to consummate the transactions contemplated hereby.

     Section 4.6 Proxy Statement. None of the information supplied or to be supplied by Buyer for inclusion or incorporation by reference in the Proxy Statement will, as of the date the Proxy Statement is first mailed to the stockholders of the Company and as of the time of the meeting of the stockholders of the Company in connection with the transactions contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     Section 4.7 Brokers or Finders. No agent, broker, investment banker or other firm or person, including any of the foregoing that is an Affiliate of Buyer, or the Advancing Party, is or will be entitled to any broker's or finder's fee or any other commission or similar fee from Buyer or the Advancing Party in connection with this Agreement or any of the transactions contemplated hereby for which the Company or any of its Affiliates will be responsible.

     Section 4.8 REIT Qualification Matters. To Buyer's and the Advancing Party's knowledge, no person who would be treated as an "individual" for purposes of Section 542(a)(2) of the Code (as modified by Section 856(h) of the Code) owns, actually or beneficially (determined through the application of the constructive ownership rules of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code), in excess of 9.8% of the value of the outstanding equity interests in Buyer or the Advancing Party.

     Section 4.9 Investment Company Matters. Neither the Advancing Party nor Buyer is, and after giving effect to the purchase of Company Common Stock contemplated hereby neither will be, an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

     Section 4.10 Ownership of Tenants. To Buyer's and the Advancing Party's knowledge and except as set forth in Schedule 4.10-B, neither Buyer nor the Advancing Party owns, actually or constructively (determined through the application of the constructive ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the Code), any stock, securities, or other ownership interest in any of the tenants of the Company, as set forth in Schedule 4.10- A. Capitalized terms used but not defined in this Section 4.10 shall have the meaning assigned to them in the Company Charter. The Company shall advise Buyer and the Advancing Party within a reasonable period of time before the Closing of any material changes to Schedule 4.10- A. The Company may update Schedule 4.10-A from time to time, and Buyer and the Advancing Party agree to promptly notify the Company, to their knowledge as to their actual and constructive ownership (determined through the application of the constructive ownership rules of Section 318 of the Code, as modified by Section 856(d)(5) of the
Code) of any additional tenants of the Company, as may be set forth on such updated schedule.

     Section 4.11 Foreign Ownership. To Buyer's and the Advancing
Party's knowledge, not more than 10% of the interests in Buyer and the Advancing Party are held, directly or indirectly, by "foreign persons" (as described in Section 897(h)(4)(B) of the Code.


                               ARTICLE 5

                    Covenants Relating to Closings

     Section 5.1 Taking of Necessary Action.

          (a) Each party hereto agrees to use its commercially reasonable best efforts promptly to take or cause to be taken all action and promptly to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, the Registration Rights Agreement and the Stockholders Agreement, subject to the terms and conditions hereof and thereof, including all actions and things necessary to cause all conditions precedent set forth in Article 7 to be satisfied.

          (b) As promptly as practicable after the date hereof, the Company shall prepare and file with the SEC a preliminary proxy statement (the "Proxy Statement") by which the Company's stockholders will be asked to approve, among other things, the issuance of shares of Company Common Stock contemplated hereby. The Proxy Statement as initially filed with the SEC, as it may be amended and refiled with the SEC and as it may be mailed to the Company's stockholders, shall be in form and substance reasonably satisfactory to Buyer. The Company shall use its reasonable efforts to respond to any comments of the SEC, and to cause the Proxy Statement to be mailed to the Company's stockholders at the earliest practicable time. As promptly as practicable after the date hereof, the Company shall prepare and file any other filings required of the Company or its Subsidiaries under the Exchange Act, the Securities Act or any other federal, state or local laws relating to this Agreement and the transactions contemplated hereby, and state takeover laws (the "Other Filings"). The Company and Buyer will notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any Other Filing or for additional information and will supply each other with copies of all correspondence between each of them or any of their respective representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or any Other Filing. The Proxy Statement and any Other Filing shall comply in all material respects with all applicable requirements of law. Buyer shall provide the Company all information about Buyer required to be included or incorporated by reference in the Proxy Statement or any Other Filing and shall otherwise cooperate with the Company in taking the actions described in this paragraph. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement or any Other Filing, the Company or Buyer, as the case may be, shall promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of the Company, such amendment or supplement. Subject to the provisions of Section 5.6, the Proxy Statement shall include the recommendation of the Board of Directors of the Company that the stockholders of the Company vote in favor of and approve the Amended Company Charter and the issuance of Company Common Stock pursuant to this Agreement.

          (c) The Company shall call a meeting of its stockholders to be held as promptly as practicable (and in no event later than December 31, 1997) for the purpose of voting upon the transactions (including the issuance of Company Common Stock) contemplated hereby; provided that should a quorum not be obtained at such meeting of the stockholders, the meeting of the stockholders shall be postponed or adjourned (but in no event to a date later than December 31, 1997) in order to permit additional time for soliciting and obtaining additional proxies or votes.

          (d) The Company shall use its commercially reasonable best efforts to obtain the consents set forth in each of Schedules 3.4(d)-A and 3.4(d)-B.

          (e) Except as provided on Schedule 5.1(e), from the date hereof until the sooner to occur of (A) the date on which the Investor Nominees (as defined in the Stockholders Agreement) first become members of the Board, and (B) if the Stockholder Approval vote fails, the date of the stockholder meeting at which the Stockholder Approval failed, (i) no grant or award of options or other similar equity-related or incentive compensation shall be made pursuant to or by amendment to the agreements listed on Schedule 3.9(g), and (ii) any employment, stock option or other agreement entered into and which contains a change-of-control or similar provision shall contain only a change-of-control provision in the form included in the form of employment agreement attached hereto as Exhibit D.

     Section 5.2 Registration Rights Agreement. Concurrent with the execution of this Agreement, the Company, the Advancing Party and Buyer shall enter into the Registration Rights Agreement.

     Section 5.3 Stockholders Agreement. Concurrent with the execution of this Agreement, the Company, Lazard Freres Real Estate Investors, LLC, the Advancing Party and Buyer shall enter into the Stockholders Agreement.

     Section 5.4 Public Announcements; Confidentiality.

          (a) Subject to each party's disclosure obligations imposed by law and any stock exchange or similar rules and the confidentiality provisions contained in Section 5.4(b), the Company and Buyer will cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Agreement, the Registration Rights Agreement the Stockholders Agreement and any of the transactions contemplated hereby or thereby. If a party is required by law or any stock exchange or similar rule to issue a news release or other public announcement, it shall advise the other party in advance thereof and use reasonable best efforts to cause a mutually agreeable release or announcement to be issued.

          (b) Buyer agrees that all information provided to Buyer or any of its representatives pursuant to this Agreement shall be kept confidential, and Buyer shall not (x) disclose such information to any persons other than the directors, officers, employees, financial advisors, investors, lenders, legal advisors, accountants, consultants and affiliates of Buyer who reasonably need to have access to the confidential information and who are advised of the confidential nature of such information or (y) use such information in a manner which would be detrimental to the Company; provided, however, the foregoing obligation of Buyer shall not (i) relate to any information that (1) is or becomes generally available other than as a result of unauthorized disclosure by Buyer or by persons to whom Buyer has made such information available, (2) is or becomes available to Buyer on a non-confidential basis from a third party that is not, to Buyer's knowledge, bound by any other confidentiality agreement with the Company, or (ii) prohibit disclosure of any information if required by law, rule, regulation, court order or other legal or governmental process.

     Section 5.5 Conduct of the Business. Except for transactions contemplated hereby, during the period from the date hereof to the sooner to occur of (A) the date on which the Investor Nominees (as defined in the Stockholders Agreement) first become members of the Board, and (B) if the Stockholder Approval vote fails, the date of the stockholder meeting at which the Stockholder Approval failed, each of the Company and each Subsidiary, except as otherwise consented to or approved by Buyer in writing or as permitted or required hereby, (x) has conducted and will conduct the business and has engaged and will engage in transactions only in the ordinary course consistent with past practice, and (y) will not:

          (i) change any provision of the Amended Company Charter or the Bylaws of the Company in a manner that would be adverse to Buyer;

          (ii) except for (A) issuances of shares of Company Common Stock in consideration for the acquisition of assets by the Company in bona fide arm's length transactions and subject to the limitations set forth in the Company Charter (and which issuances in any event shall not exceed 10% of the shares of Company Common Stock outstanding, on a pro forma basis, assuming the consummation of each of the Subsequent Closings contemplated by this Agreement), (B) grants of options or the issuance or reacquisition of shares of Company Common Stock pursuant to the agreements listed on Schedule 3.13(b) or the awards listed on
     Schedule 3.3(a) or automatic awards pursuant to the terms of the Amended and Restated 1993 Stock Option and Incentive Plan, change the number of shares of the authorized or issued capital stock of the Company or issue or grant any option, warrant, call, commitment, subscription, right to purchase or agreement of any character relating to the authorized or issued capital stock of the Company, or any securities convertible into shares of such stock, or split, combine or reclassify any shares of the capital stock of the Company or declare, set aside or pay any extraordinary dividend (except as may be required to comply with the requirements to maintain the Company's REIT status), other distribution (whether in cash, stock or property or any combination thereof) in respect of the capital stock of the Company, or redeem or otherwise acquire any shares of such capital stock (provided, however, that in connection with any transaction described in clauses (A) and (B), Buyer shall be entitled, to the extent so provided in Section 4.2 of the Stockholders Agreement, to a participation right on the terms set forth in Section 4.2 of the Stockholders Agreement as if all of the Purchased Shares were issued and owned by Buyer at the time of such transaction, with any additional shares of capital stock (as such term is used in Section 4.2 of the Stockholders Agreement) which Buyer shall have the right to purchase by virtue of such participation right to be issued and purchased only at the time of the Subsequent Closing, and subject to the satisfaction or waiver of the conditions applicable to the purchase of Purchased Shares thereat);

          (iii) take any action or permit any of its Subsidiaries to take any action which would violate any of the Corporate Action Covenants under (and as defined in) the Stockholders Agreement;

          (iv) purchase or enter into a binding agreement to purchase any real property without Investor's prior written consent, including the purchase of any of the properties which are the subject of the purchase agreements, letters of intent or other arrangements described in Schedule 3.11(g) or the other Schedules hereto; or

          (v) enter into any employment agreement, or permit any of its Subsidiaries to enter into any employment agreement with any officer or other employee except for entry into the Employment Agreements pursuant to Section 3.7 of this Agreement.

     Section 5.6 No Solicitation of Transactions. Unless and until this Agreement is terminated in accordance with its terms, none of the Company or its Subsidiaries shall, directly or indirectly, through any officer, director, agent or otherwise, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance), or take any other action to facilitate knowingly, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or knowingly permit any of the officers, directors or employees of such party or any of its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by such party or any of such party's Subsidiaries to take any such action, and the Company shall notify Buyer orally (within one Business Day) and in writing (as promptly as practicable) of all of the relevant details relating to all inquiries and proposals which any officer or director of the Company may receive relating to any of such matters and if such inquiry or proposal is in writing, the Company shall deliver to Buyer a copy of such inquiry or proposal; provided, however, that nothing contained in this Section shall prohibit the Board from complying with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer or prohibit the Board from taking such other actions as may be required to comply with its fiduciary obligations. If the Board determines with the advice of counsel that failure to do so could be held to violate its fiduciary duties, it may provide information in response to an unsolicited proposal. If the Company receives a bona fide proposal for a Competing Transaction that the Board determines in good faith (based on the advice of a nationally recognized financial advisor) may provide greater value to the Company and its stockholders than the Agreement, it may enter into negotiations with respect to such proposal. The Company will notify Buyer of any such superior proposal not less than two Business Days prior to entering into any definitive agreement with respect to a Competing Transaction; provided, however, that in no event shall the Company enter into a definitive agreement with respect to a Competing Transaction less than five Business Days after the Company's initial notification to Buyer of an inquiry or proposal relating to a Competing Transaction. Within the two-Business-Day or five-Business-Day period referred to above, Buyer may propose an improved transaction.

     Section 5.7 Information and Access. From the date hereof until the date on which the Remaining Equity Commitment shall be zero, (i) the Company and its Subsidiaries shall afford to Buyer and Buyer's accountants, counsel and other representatives full and reasonable access during normal business hours (and at such other times as the parties may mutually agree) to its properties, books, contracts, commitments, records and personnel and, during such period, shall furnish promptly to Buyer (1) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of the Securities Laws, and (2) all other information concerning their businesses, personnel and the Company Properties as Buyer may reasonably request, and (ii) without limiting the generality of the foregoing, Buyer shall have the right to (1) conduct or cause to be conducted an environmental, physical, structural, electrical, mechanical and other inspection and review of any Company Properties, for which inspection Buyer will and hereby does indemnify and hold the Company harmless from any and all damages whatsoever caused by such inspection, or (2) request that the Company update, at Buyer's expense, any existing reports, reviews or inspections thereof, in which case the Company shall promptly so update its reports, reviews and inspections and cause them to be certified to Buyer by the firm or person who prepared such report or conducted such review or inspection. Buyer and its accountants, counsel and other representatives shall, in the exercise of the rights described in this Section, not unduly interfere with the operation of the businesses of the Company or its Subsidiaries.

     Section 5.8 Notification of Certain Matters. Each of Buyer and the Company shall use its good faith efforts to notify the other party in writing of its discovery of any matter that would render any of such party's or the other party's representations and warranties contained herein untrue or incorrect in any material respect, but the failure of either party to so notify the other party shall not be deemed a breach of this Agreement.

                               ARTICLE 6

                     Certain Additional Covenants

     Section 6.1 Resale. Buyer acknowledges and agrees that the Company Common Stock that Buyer will acquire in any Stock Purchase will not be registered under the Securities Act and may only be sold or otherwise disposed of in one or more transactions registered under the Securities Act and, where applicable, relevant state securities laws or as to which an exemption from the registration requirements of the Securities Act and, where applicable, such state securities laws is available, and Buyer agrees that the certificates representing such Common Stock shall bear a legend to that effect and a legend as to its status as restricted securities.

     Section 6.2 Use of Funds. The Company shall use the funds received from Stock Purchases to reduce indebtedness of the Company and for the acquisition, development and redevelopment of retail properties in the Operating Area; provided that the Company shall be allowed to hold the funds in short term investments pending such use.

     Section 6.3 REIT Compliance. Buyer and the Advancing Party will make available to the Company information known to Buyer and the Advancing Party regarding the ownership of interests in Buyer and the Advancing Party, as requested by the Company and reasonably necessary for the Company to review the accuracy of the representations set forth in Sections 4.8, 4.10 and 4.11.

     Section 6.4 REIT Status. From and after the date hereof and so long as Buyer owns 10% or more of the outstanding Company Common Stock unless the Directors on the Board nominated by the Buyer consent to doing otherwise, the Company will elect to be taxed as a REIT in its federal income tax returns, will comply with all applicable laws, rules and regulations of the Code relating to a REIT, and will not take any action or fail to take any action which would reasonably be expected to, alone or in conjunction with any other factors, result in the loss of its status as a REIT for federal income tax purposes.

     Section 6.5 Guarantee. The Advancing Party hereby unconditionally and irrevocably guarantees and agrees to be responsible for the payment and performance of all of Buyer's obligations hereunder.


                               ARTICLE 7

                        Conditions to Closings

     Section 7.1 Conditions of Purchase at Initial Closing. The obligation of Buyer to purchase and pay for the Purchased Shares at the Initial Closing is subject to satisfaction or waiver of each of the following conditions precedent:

          (a) Representations and Warranties; Covenants. The representations and warranties of the Company contained herein shall have been true and correct in all respects on and as of the date hereof, and shall be true and correct in all respects on and as of the date of such Initial Closing, with the same effect as though such representations and warranties had been made on and as of the date of such Initial Closing (except for representations and warranties that speak as of a specific date or time other than the date of the Initial Closing (which need only be true and correct in all respects as of such date or time)), other than, in all such cases, such failures to be true and/or correct as would not in the aggregate reasonably be expected to have a Material Adverse Effect; provided, however, that if any of the representations and warranties is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of this Section 7.1(a) such materiality or Material Adverse Effect qualification will be in all respects ignored (but subject to the overall standard as to Material Adverse Effect set forth immediately prior to this proviso). The covenants and agreements of the Company to be performed on or before the date of the Initial Closing in accordance with this Agreement shall have been duly performed in all respects, other than (except for the Company's obligation to deliver the relevant shares of Company Common Stock at the Initial Closing, and for the covenants set forth in Sections 5.1(e), 5.2 and 5.3, as to which the proviso set forth in this other-than clause shall not apply) for such failures to have been performed as would not in the aggregate reasonably be expected to have a Material Adverse Effect (provided, however, that if any such covenant or agreement is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of determining whether this condition has been satisfied, such materiality or Material Adverse Effect qualification will be in all respects ignored and such covenant or agreement shall have been performed in all respects without regard to such qualification (but subject to the overall exception as to Material Adverse Effect set forth immediately prior to this proviso)). The Company shall have delivered to Buyer at the Initial Closing a certificate of an appropriate officer in form and substance reasonably satisfactory to Buyer dated the date of the Initial Closing to such effect.

     In making any determination as to Material Adverse Effect under this Section 7.1(a), the matters set forth in such Section shall be aggregated and considered together.

          (b) No Material Adverse Change. Since March 31, 1997 there shall not have been any change, circumstance or event which has had or would reasonably be expected to have a Material Adverse Effect.

          (c) Consents. The Company shall have obtained the consents set forth in Schedule 3.4(d)-A.

          (d) Ownership Limit Waiver. Buyer's ownership of up to the Initial Number of Shares shall have been exempted on a continuing basis subject to continuing validity of the representations and warranties of the Buyer and the Advancing Party in Article 4 hereof (disregarding the qualification in Sections 4.8 and 4.10 relating to Buyer's and the Advancing Party's knowledge and assuming no exceptions are set forth in Schedule 4.10-B) and provided such exemption does not otherwise jeopardize the Company's tax status as a REIT, from the ownership limit provisions of Article VII Section 2 of the Company Charter and the Board of Directors of the Company shall have taken such action provided for under Article VII of the Company Charter to grant such exemption to Buyer. For purposes of this paragraph (d), references to Buyer, shall also be deemed to be references to any Person who would be an

Investor within the meaning of the Stockholders Agreement, provided such Person has made the representations and warranties of the Buyer in Article 4 hereof.

          (e) Voting Agreements. Buyer shall have entered into the Voting Agreements with Alexander Haagen, Sr., Charlotte Haagen and Alexander Haagen III.

     Section 7.2 Conditions to Purchase at Second Closing. The obligations of Buyer to purchase and pay for the Purchased Shares at the Second Closing are subject to satisfaction or waiver of each of the following conditions precedent:

          (a) Representations and Warranties; Covenants. The representations and warranties of the Company contained herein shall have been true and correct in all respects on and as of the date hereof, and shall be true and correct in all respects on and as of the date of the Second Closing, with the same effect as though such representations and warranties had been made on and as of the date of the Second Closing (except for representations and warranties that speak as of a specific date or time other than the date of the Second Closing (which need only be true and correct in all respects as of such date or time)), other than, in all such cases, such failures to be true and/or correct as would not in the aggregate reasonably be expected to have a Material Adverse Effect; provided, however, that if any of the representations and warranties is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of this Section 7.2(a) such materiality or Material Adverse Effect qualification will be in all respects ignored (but subject to the overall standard as to Material Adverse Effect set forth immediately prior to this proviso). The covenants and agreements of the Company to be performed on or before the date of the Second Closing in accordance with this Agreement shall have been duly performed in all respects, other than (except for the Company's obligation to deliver the relevant shares of Company Common Stock at the Second Closing, as to which the proviso set forth in this other-than clause shall not apply) for such failures to have been performed as would not in the aggregate reasonably be expected to have a Material Adverse Effect (provided, however, that if any such covenant or agreement is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of determining whether this condition has been satisfied, such materiality or Material Adverse Effect qualification will be in all respects ignored and such covenant or agreement shall have been performed in all respects without regard to such qualification (but subject to the overall exception as to Material Adverse Effect set forth immediately prior to this proviso)). The Company shall have delivered to Buyer at the Second Closing a certificate of an appropriate officer in form and substance reasonably satisfactory to Buyer dated the date of the Second Closing to such effect.

     For purposes of the foregoing condition, any Breaching Matters waived by Buyer or cured by the Company in accordance with the provisions of Section 2.8(b) shall not be taken into account.

          (b) Stockholder Approval. The issuance of Company Common Stock pursuant to this Agreement shall have been approved by the majority vote of the Company's stockholders other than Buyer (the
"Stockholder Approval").

          (c) Consents. The Company shall have obtained the consents set forth in Schedule 3.4(d)-B.

     Section 7.3 Conditions of Purchase at All Closings. The obligations of Buyer to purchase and pay for the Purchased Shares at each Closing (including the Initial Closing and any Subsequent
Closing, except where otherwise indicated) are subject to satisfaction or waiver of each of the following conditions precedent:

          (a) Representations and Warranties; Covenants. The representations and warranties of the Company contained in Sections 3.1(a), 3.1(b), 3.1(c), 3.2, the second and third sentences of 3.3(a), 3.4, 3.8(b) and 3.18 shall be true and correct in all respects on and as of the relevant Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (except for representations and warranties that speak as of a specific date or time other than such Closing Date (which need only be true and correct in all respects as of such date or time)), other than, in all such cases, such failures to be true and/or correct as would not in the aggregate reasonably be expected to have a Material Adverse Effect; provided, however, that if any of the representations and warranties is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of this Section 7.3(a) such materiality or Material Adverse Effect qualification will be in all respects ignored (but subject to the overall standard as to Material Adverse Effect set forth immediately prior to this proviso). The covenants and agreements of the Company to be performed on or before the relevant Closing Date in accordance with this Agreement shall have been duly performed in all respects, other than (except for the Company's obligation to deliver the relevant shares of Company Common Stock at the relevant Closing, as to which the proviso set forth in this other-than clause shall not apply) for such failures to have been performed as would not in the aggregate reasonably be expected to have a Material Adverse Effect (provided, however, that if any such covenant or agreement is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of determining whether this condition has been satisfied, such materiality or Material Adverse Effect or qualification will be in all respects ignored and such covenant or agreement shall have been performed in all respects without regard to such qualification (but subject to the overall exception as to Material Adverse Effect set forth immediately prior to this proviso)). As to each Closing other than the Initial Closing, no condition to the obligations of Buyer to purchase and pay for the Purchased Shares at the Initial Closing, and that was not duly waived by Buyer, shall have failed to be satisfied as of the Initial Closing. The Company shall have delivered to Buyer at the relevant Closing a certificate of an appropriate officer in form and substance reasonably satisfactory to Buyer dated the relevant Closing Date to such effect.

     For purposes of the foregoing condition, any Breaching Matters waived in accordance with the provisions of Section 2.8(b) shall not be taken into account.

          (b) No Material Breach. The Company shall be in compliance in all material respects with its covenants and other obligations under this Agreement, the Stockholders Agreement and the Registration Rights Agreement. The Company shall have satisfied the conditions of
(i) Section 7.1(a) at the Initial Closing, (ii) Section 7.2(a) at the Second Closing, and (iii) Section 7.3(a) at all Closings, except in each case for any Breaching Matters waived by Buyer in accordance with the terms hereof.

          (c) No Injunction. There shall not be in effect any final order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby and there shall be no pending Actions which would reasonably be expected to have a material adverse effect on the ability of the Company to consummate the transactions contemplated hereby or to issue the Purchased Shares.

          (d) REIT Status. The Company shall have elected to be taxed as a REIT in its most recent federal income tax return, and shall be in compliance with all applicable laws, rules and regulations, including the Code, necessary to permit it to be taxed as a REIT, unless the Investor Nominees (as defined in the Stockholders Agreement) shall have voted to change such election. The Company shall not have taken any action or have failed to take any action which would reasonably be expected to, alone or in conjunction with any other factors, result in the loss of its status as a REIT for federal income tax purposes, unless the Investor Nominees shall have voted to take or omit to take such action.

          (e) Domestically Controlled REIT. Assuming the accuracy of the representations set forth in Section 4.11 (disregarding the qualification relating to Buyer's and the Advancing Party's knowledge), to the Company's knowledge, the Company is, and after giving effect to the relevant Closing will be, a "domestically-controlled" REIT within the meaning of Code Section 897(h)(4)(B).

          (f) Asset Test. The Board shall have determined that the Company satisfied the "5% asset test" of Section 856(c)(5) of the Code for the quarters ended September 30, 1996 and December 31, 1996.

     Section 7.4 Conditions of Sale. The obligation of the Company to issue and sell any Purchased Shares at any Closing (including the Initial Closing and each Subsequent Closing, except where otherwise indicated below) is subject to satisfaction or waiver of each of the following conditions precedent:

          (a) Representations and Warranties; Covenants. The representations and warranties of Buyer and the Advancing Party contained herein shall have been true and correct in all respects on and as of the date hereof, and shall be true and correct in all respects on and as of the relevant Closing Date with the same effect as though such representations and warranties had been made on and as of the relevant Closing Date (except for representations and warranties that speak as of a specific date or time other than such Closing Date (which need only be true and correct in all respects as of such date or time)), other than, in all such cases, such failures to be true and/or correct as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or Buyer's ability to consummate the transactions contemplated hereby; provided, however, that if any of the representations and warranties is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of this Section 7.4(a) such materiality or Material Adverse Effect qualification will be in all respects ignored (but subject to the overall standard as to Material Adverse Effect set forth immediately prior to this proviso). The covenants and agreements of Buyer to be performed on or before the relevant Closing Date in accordance with this Agreement shall have been duly performed in all respects, other than (except for Buyer's obligation to pay the relevant Purchase Price at the relevant Closing, and, as to the Initial Closing, except for Buyer's covenants set forth in Sections
5.2 and 5.3, as to which the proviso set forth in this other-than clause shall not apply) for such failures to have been performed as would not in the aggregate reasonably be expected to have a Material Adverse Effect on the Company or Buyer's ability to consummate the transactions contemplated hereby (provided, however, that if any such covenant or agreement is already qualified in any respect by materiality or as to Material Adverse Effect for purposes of determining whether this condition has been satisfied, such materiality or Material Adverse Effect qualification will be in all respects ignored and such covenant or agreement shall have been performed in all respects without regard to such qualification (but subject to the overall exception as to Material Adverse Effect set forth immediately prior to this proviso)). Buyer shall have delivered to the Company at the relevant Closing a certificate of an appropriate officer in form and substance reasonably satisfactory to the Company dated the relevant Closing Date to such effect.

          (b) Stockholder Approval. Except in the case of the Initial Closing, the issuance of the Company Common Stock pursuant to this Agreement shall have received Stockholder Approval.

          (c) No Injunction. There shall not be in effect any final order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the transactions contemplated hereby and there shall be no pending Actions which would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or to acquire the Purchased Shares.

          (d) Consents. The Company shall have obtained the consents set forth in Schedule 3.4(d)-A in the case of the Initial Closing, in
Schedule 3.4(d)-B in the case of the Second Closing, and in Schedule 3.4(d)-C in the case of each other Subsequent Closing.


                               ARTICLE 8

                       Survival; Indemnification

     Section 8.1 Survival. Other than the representations contained in Sections 4.8, 4.10, and 4.11 (which shall survive for as long as the Buyer owns Purchased Shares) and the representation contained in
Section 3.8(e) (which shall survive indefinitely), all representations, warranties and (except as provided by the last sentence of this Section 8.1) covenants and agreements of the parties contained herein, including indemnity or indemnification agreements contained herein, or in any Schedule or Exhibit hereto, or any certificate, document or other instrument delivered in connection herewith shall survive the Initial Closing and any Subsequent Closing until the first anniversary of the latest of the Initial Closing and any Subsequent Closing. No Action or proceeding may be brought with respect to any of the representations and warranties, or any of the covenants or agreements which survive until such first anniversary, unless written notice thereof, setting forth in reasonable detail the claimed misrepresentation or breach of warranty or breach of covenant or agreement, shall have been delivered to the party alleged to have breached such representation or warranty or such covenant or agreement prior to such first anniversary; provided, however, that, if Buyer shall have complied with this Section 8.1, the damages for breach by the Company of any of the representations and warranties, or any of the covenants or agreements which survive until such first anniversary, shall be measured with respect to all of Buyer's purchases of Company Common Stock hereunder and not with respect only to Buyer's purchases hereunder made prior to such first anniversary, but such measurement shall not in any event include any shares of Company Stock that Buyer may have purchased other than from the Company. Those covenants or agreements that contemplate or may involve actions to be taken or obligations in effect after the Initial Closing shall survive in accordance with their terms.

     Section 8.2 Indemnification by Buyer or the Company.

          (a) Subject to Section 8.1, from and after any Closing Date, Buyer shall indemnify and hold harmless the Company, its successors and assigns, from and against any and all damages, claims, losses, expenses, costs, obligations, and liabilities, including liabilities for all reasonable attorneys' fees and expenses (including attorney and expert fees and expenses incurred to enforce the terms of this Agreement) (collectively, "Loss and Expenses") suffered, directly or indirectly, by the Company by reason of, or arising out of, (i) any breach as of the date made or deemed made or required to be true of any representation or warranty made by Buyer in or pursuant to this Agreement, or (ii) any failure by Buyer or the Advancing Party to perform or fulfill any of its covenants or agreements set forth herein. Notwithstanding any other provision of this Agreement to the contrary, in no event shall Loss and Expenses include a party's incidental or consequential damages.

          (b) Subject to Section 8.1, from and after any Closing Date, the Company shall indemnify and hold harmless Buyer, its successors and assigns, from and against any and all Loss and Expenses, suffered, directly or indirectly, by Buyer by reason of, or arising out of, (i) any breach as of the date made or deemed made or required to be true of any representation or warranty made by the Company in or pursuant to this Agreement and any statements made in any certificate delivered pursuant to this Agreement, or (ii) any failure by the Company to perform or fulfill any of its covenants or agreements set forth herein. Notwithstanding any other provision of this Agreement to the contrary, in no event shall Loss and Expenses include a party's incidental or consequential damages.

          (c) Notwithstanding the foregoing, (i) neither Buyer nor the Company shall be responsible for any Loss and Expenses as provided by paragraphs (a) and (b), respectively, of this Section 8.2 until the cumulative aggregate amount of such Loss and Expenses suffered by Buyer or the Company, as the case may be, exceeds $500,000, in which case Buyer or the Company, as the case may be, shall then be liable for all such Loss and Expenses, and (ii) the cumulative aggregate indemnity obligation of each of Buyer and the Company under this
Section 8.2 shall in no event exceed the actual aggregate amount paid by Buyer for the shares of Company Common Stock purchased by it from the Company pursuant to this Agreement. Except with respect to third-party claims being defended in good faith or claims for indemnification with respect to which there exists a good faith dispute, the indemnifying party shall satisfy its obligations hereunder within 30 days of receipt of a notice of claim under this
Article 8.

     Section 8.3 Third-Party Claims. If a claim by a third party is made against an Indemnified Party and if such Indemnified Party intends to seek indemnity with respect thereto under this Article, such Indemnified Party shall promptly notify the indemnifying party in writing of such claims setting forth such claims in reasonable detail; provided, however, the foregoing notwithstanding, the failure of any Indemnified Party to give any notice required to be given hereunder shall not affect such Indemnified Party's right to indemnification hereunder except to the extent the indemnifying party from whom such indemnity is sought shall have been prejudiced in its ability to defend the claim or action for which such indemnification is sought by reason of such failure. The indemnifying party shall have 20 days after receipt of such notice to undertake, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party, provided that the fees and expenses of such counsel shall be borne by such Indemnified Party. The Indemnified Party shall not pay or settle any claim which the indemnifying party is contesting. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim, provided that in such event it shall waive any right to indemnity therefor by the indemnifying party. If the indemnifying party does not notify the Indemnified Party within 20 days after the receipt of the Indemnified Party's notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.


                               ARTICLE 9

                              Termination

     Section 9.1 Termination. This Agreement may be terminated at any time prior to the Initial Closing by:

          (i) the mutual consent of the Company and Buyer;

          (ii) Buyer (if it is not in breach of any of its material obligations hereunder) in the event of a breach or failure by the Company that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by the Company contained herein for which Buyer gives Company notice pursuant to Section 2.8 within 20 Business Days of the date of this Agreement;

          (iii) the Company (if it is not in breach of any of its material obligations hereunder) in the event of a breach or failure by Buyer that is material in the context of the transactions contemplated hereby of any representation, warranty, covenant or agreement by Buyer contained herein which has not been, or cannot be, cured within 30 Business Days after written notice of such breach is given to Buyer; or

          (iv) either the Company or Buyer, if the Initial Closing shall not occur prior to August 15, 1997, unless the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe any material covenant or agreement set forth herein required to be performed or observed by such party on or before the date of the Initial Closing.

          (b) This Agreement may be terminated at any time by:

          (i) either the Company or Buyer, in the event that the stockholders of the Company vote upon and fail to approve the issuance of Company Common Stock contemplated hereby (it being understood that the Initial Closing shall have occurred prior to the date of the meeting of holders of shares of Company Stock to so approve); or

          (ii) Buyer, (1) if the Board of Directors of the Company shall have withdrawn, modified or failed to make or refrained from making its recommendation that the stockholders of the Company approve the issuance of Company Common Stock pursuant to this Agreement as provided for in Section 3.2(b) and Section 5.1(b) or (2) if the Board of Directors of the Company at any time refuses to reaffirm, at Buyer's request, such recommendation and its determination to make such recommendation to the stockholders of the Company, except, in each case, as permitted by Section 5.6, or (3) if no meeting at which the stockholders of the Company are asked to vote upon the transactions contemplated by this Agreement shall have duly occurred on or prior to December 31, 1997.

          (iii) Company, if the Board in compliance with Section 5.6 hereof determines in good faith to terminate in favor of a Competing Transaction, subject to the Company's obligation to pay Buyer certain fees pursuant to Section 9.3 hereof.

     Section 9.2 Procedure and Effect of Termination. In the event of termination of this Agreement by either or both of the Company and Buyer pursuant to Section 9.1, written notice thereof shall forthwith be given by the terminating party to the other party hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.4 (Public Announcements; Confidentiality),
9.3 (Expenses), 10.2 (Governing Law), and 10.4 (Notices), and, in the event of any termination following any Closing hereunder, the provisions of Article 8 (Survival; Indemnification), and any related definitional, interpretive or other provisions necessary for the logical interpretation of such provisions, shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any breach of this Agreement.

     Section 9.3 Expenses.

          (a) Except as set forth in this Agreement, whether or not any Stock Purchase is consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses (which in the case of the Company, shall include stockholder solicitation costs); provided however, that if Closing does not occur due to Buyer's termination of this Agreement in accordance with Section 2.8, then the Company shall pay Buyer's reasonable out of pocket expenses, which shall serve as liquidated damages and be Buyer's sole remedy in such event.

          (b) In addition to the rights of Buyer pursuant to Section
2.9 of this Agreement, if the Company's stockholders shall have failed for any reason (other than as a result of Buyer's breach of any of its material obligations hereunder) to approve this Agreement and the transactions contemplated hereby by the requisite vote (as set forth in the definition of the term "Shareholder Approval") at the Company's stockholders' meeting held in accordance with the terms hereof, or the Company shall have failed to duly convene such stockholders' meeting on or prior to December 31, 1997 (provided that Buyer is not in material default under this Agreement, that Buyer has not breached any of its representations and warranties in any material respect, and that Buyer has satisfied in all material respects its covenants relating to the Second Closing and contemplated by the terms hereof to be performed at or prior to the time of the Company's stockholders' meeting), the Company shall make payment to Buyer within five Business Days after the earlier of (i) the date on which the stockholders fail to approve this Agreement and (ii) December 31, 1997, (by wire transfer) of the amount of $1,762,500, as reimbursement and compensation for Buyer's costs and expenses (including opportunity costs) incurred in connection with this Agreement and the transactions contemplated hereby.

          (c) The Company shall pay Buyer a fee in the amount of $8,225,000 (the "Breakup Fee"), provided that Buyer is not in material default under this Agreement, that Buyer has not breached any of its representations and warranties in any material respect, and that Buyer has satisfied in all material respects its covenants relating to the Initial Closing and contemplated by the terms hereof to be performed at or prior to the time of the Company's stockholders' meeting in the event that:

          (i) (x) this Agreement and the transactions contemplated hereby shall have been submitted to a vote of the Company's stockholders (or in the event the Company shall fail to submit such matters to a vote of its stockholders by December 31, 1997),
     (y) a Competing Transaction shall have been publicly proposed prior to such submission to a vote of the Company's stockholders (or December 31, 1997, should the Company fail to so submit such matters), and (z) the stockholders shall not, for any reason (other than as a result of Buyer's breach of any of its material obligations hereunder), have approved this Agreement and the transactions contemplated hereby by the requisite vote; provided, however, that the Company shall not be required to pay the Breakup Fee unless the Company consummates such Competing Transaction within twelve months after the earlier of the date on which the stockholders fail to approve the Agreement and December 31, 1997; or

          (ii) the transactions contemplated by this Agreement do not close as the result of the Company's wilful breach of a representation, warranty or covenant contained herein;

provided, further, that any prior payment of the $1,762,500 will be credited against the Breakup Fee payment. Upon payment to the Buyer of the Breakup Fee, the Company shall have no further liability to Buyer arising out of any Competing Transaction or the Company's wilful breach of a representation, warranty or covenant contained herein.


                              ARTICLE 10

                             Miscellaneous

     Section 10.1 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed.

     Section 10.2 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF.

     Section 10.3 Entire Agreement. This Agreement (including agreements incorporated herein) and the Schedules and Exhibits hereto contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein. This Agreement is not intended to confer upon any person not a party hereto (and their successors and assigns) any rights or remedies hereunder. The confidentiality agreement dated February 26, 1997, between Lazard Freres Real Estate Investors, LLC and the Company is superseded hereby.

     Section 10.4 Notices. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to the Company shall be addressed to:

                  Alexander Haagen Properties, Inc.
                  3500 Sepulveda Boulevard
                  Manhattan Beach, CA 90266-3696
                  Attention:  Alexander Haagen, Sr.
                  Telecopy Number:  (310) 545-6354

                  with a copy to:

                  Latham & Watkins
                  633 W. Fifth Street, Suite 4000
                  Los Angeles, CA 90071
                  Attention:  John M. Newell, Esq.
                  Telecopy Number:  (213) 891-8763

or at such other address and to the attention of such other person as the Company may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

                  Lazard Freres Real Estate Investors LLC
                  Thirty Rockefeller Plaza, 63rd Floor
                  New York, NY 10020
                  Attention: Arthur P. Solomon and Anthony E. Meyer Telecopy Number: (212) 632-6052

                  with a copy to:

                  Cravath, Swaine & Moore
                  825 Eighth Avenue
                  New York, NY 10019
                  Attention:  Kevin Grehan, Esq.
                  Telecopy Number:  (212) 474-3700

     Section 10.5 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Except as specifically provided hereby, Buyer shall not be permitted to assign any of its rights hereunder to any third party, other than to one or more Affiliates of Buyer or the Advancing Party of which Buyer and the Advancing Party collectively, directly or indirectly, Beneficially Own (as that term is defined in the Stockholders Agreement) 98% or more of the voting power and the economic interests, provided that such Affiliates make the representations set forth in Article 4 hereof and agree to be bound hereby and by the Stockholders Agreement, and provided that Buyer and the Advancing Party shall remain liable hereunder, and provided that any bona fide financial institution to which any Buyer, the Advancing Party or any permitted transferee has Transferred (as that term is used in the Stockholders Agreement) (including upon foreclosure of a pledge) shares of Company Stock for the purpose of securing bona fide indebtedness of any Buyer and which has agreed to be bound by this Agreement and the Stockholders Agreement shall also be entitled to enforce the rights of Buyer and the Advancing Party hereunder.

     Section 10.6 Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

     Section 10.7 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party hereto may, only by an instrument in writing, waive compliance by the other party hereto with any term or provision hereof on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.

     Section 10.8 Interpretation; Absence of Presumption.

          (a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires,
(ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Exhibit and Schedule references are to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions.

          (b) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

     Section 10.9 Severability. Any provision hereof which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

     Section 10.10 Further Assurances. The Company and Buyer agree that, from time to time, whether before, at or after any Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and take such other action as may be necessary to carry out the purposes and intents hereof.

     Section 10.11 Specific Performance. Buyer and the Company each acknowledge that, in view of the uniqueness of the parties hereto, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

     Section 10.12 Joint and Several Liability. The obligations and liabilities of Buyer and the Advancing Party under or in connection with this Agreement are joint and several.

     Section 10.13 Interpretation of Schedules. Any matter set forth on any Schedule shall be deemed to be referred to on all other
Schedules to which such matter logically relates and where such reference would be appropriate and can reasonably be inferred from the matters disclosed on the first Schedule as if set forth on such other Schedules.

     IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the day first above written.

                              ALEXANDER HAAGEN PROPERTIES, INC.



                              By:  /S/ ALEXANDER HAAGEN, SR.
                                 -------------------------------
                                 Name:  Alexander Haagen, Sr.
                                 Title: Chairman, President and
                                         Chief Executive Officer


                              PROMETHEUS WESTERN RETAIL, LLC

                                 by: LF Strategic Realty Investors, L.P., its
                                     member

                                     by: Lazard Freres Real Estate Investors,
                                         LLC, its general partner



                              By:  /S/ ANTHONY E. MEYER
                                  -----------------------------
                                  Name:  Anthony E. Meyer
                                  Title: Chief Investment Officer


                              LF STRATEGIC REALTY INVESTORS L.P.

                                 by: Lazard Freres Real Estate Investors, LLC,
                                     its general partner



                              By:  /S/ ANTHONY E. MEYER
                                 ------------------------------
                                 Name:  Anthony E. Meyer
                                 Title: Chief Investment Officer

                           TABLE OF CONTENTS


                                                                  Page

ARTICLE 1

                              Definitions

  Section 1.1  "Action"...........................................   1
  Section 1.2  "ADA"..............................................   1
  Section 1.3  "Advancing Party"..................................   2
  Section 1.4  "Affiliate"........................................   2
  Section 1.5  "Agreement"........................................   2
  Section 1.6  "Army Corps of Engineers"..........................   2
  Section 1.7  "Benefit Arrangements".............................   2
  Section 1.8  "Blue Sky Laws"....................................   2
  Section 1.9  "Board"............................................   2
  Section 1.10  "Breaching Matters"...............................   2
  Section 1.11  "Breakup Fee".....................................   2
  Section 1.12  "Business Day"....................................   2
  Section 1.13  "Buyer"...........................................   2
  Section 1.14  "Capital Expenditure Budget and Schedule".........   2
  Section 1.15  "CERCLA"..........................................   2
  Section 1.16  "Claim"...........................................   2
  Section 1.17  "Closing".........................................   2
  Section 1.18  "Closing Date"....................................   2
  Section 1.19  "Code"............................................   2
  Section 1.20  "Commitment"......................................   2
  Section 1.21  "Company".........................................   2
  Section 1.22  "Company Charter".................................   3
  Section 1.23  "Company Common Stock"............................   3
  Section 1.24  "Company Environmental Reports"...................   3
  Section 1.25  "Company Leases"..................................   3
  Section 1.26  "Company Plans"...................................   3
  Section 1.27  "Company Preferred Stock".........................   3
  Section 1.28  "Company Properties"..............................   3
  Section 1.29  "Company Registration Statement"..................   3
  Section 1.30  "Company Reports".................................   3
  Section 1.31  "Company Stock"...................................   3
  Section 1.32  "Competing Transaction"...........................   3
  Section 1.33  "Controlled Group Liability"......................   3
  Section 1.34  "Convertible Debt"................................   3
  Section 1.35  "Cure Notice".....................................   3
  Section 1.36  "Debt Instruments"................................   4
  Section 1.37  "Development Budget and Schedule".................   4
  Section 1.38  "Development Properties"..........................   4

                                                                  Page

  Section 1.39  "Employee Benefit Plans"..........................   4
  Section 1.40  "Employees".......................................   4
  Section 1.41  "Employment Agreements"...........................   4
  Section 1.42  "Environmental Claim".............................   4
  Section 1.43  "Environmental Laws"..............................   4
  Section 1.44  "Environmental Permits"...........................   4
  Section 1.45  "ERISA"...........................................   4
  Section 1.46  "ERISA Affiliates"................................   4
  Section 1.47  "Exchange Act"....................................   4
  Section 1.48  "Fully Diluted Basis".............................   4
  Section 1.49  "GAAP"............................................   4
  Section 1.50  "Government Authority"............................   4
  Section 1.51  "Ground Leases"...................................   4
  Section 1.52  "Indemnified Party"...............................   5
  Section 1.53  "Initial Closing".................................   5
  Section 1.54  "Initial Number of Shares"........................   5
  Section 1.55  "Insurance Policies"..............................   5
  Section 1.56  "IRS".............................................   5
  Section 1.57  "Liabilities".....................................   5
  Section 1.58  "Liens"...........................................   5
  Section 1.59  "Loss and Expenses"...............................   5
  Section 1.60  "Material Adverse Effect".........................   5
  Section 1.61  "Material Company Leases".........................   6
  Section 1.62  "Materials of Environmental Concern"..............   6
  Section 1.63  "1998 and 1999 Preliminary Capital Expenditure
                  Budgets and Schedules"..........................   6
  Section 1.64  "Other Filings"...................................   6
  Section 1.65  "OP Units"........................................   6
  Section 1.66  "Operating Area"..................................   6
  Section 1.67  "Pension Plans"...................................   6
  Section 1.68  "Per Share Purchase Price"........................   6
  Section 1.69  "Permitted Liens".................................   6
  Section 1.70  "person"..........................................   7
  Section 1.71  "Projects"........................................   7
  Section 1.72  "Property Restrictions"...........................   7
  Section 1.73  "Proxy Statement".................................   7
  Section 1.74  "Purchase Price"..................................   7
  Section 1.75  "Purchased Shares"................................   7
  Section 1.76  "Registration Rights Agreement"...................   7
  Section 1.77  "Regulatory Filings"..............................   7
  Section 1.78  "REIT"............................................   7
  Section 1.79  "Release".........................................   7
  Section 1.80  "Remaining Equity Commitment".....................   7
  Section 1.81  "Rent Roll".......................................   7
  Section 1.82  "Repurchase Payment"..............................   7

                                                                  Page

  Section 1.83  "SEC".............................................   7
  Section 1.84  "Second Closing"..................................   7
  Section 1.85  "Securities Act"..................................   8
  Section 1.86  "Securities Laws".................................   8
  Section 1.87  "Stock Purchase"..................................   8
  Section 1.88  "Stockholders Agreement"..........................   8
  Section 1.89  "Stockholder Approval"............................   8
  Section 1.90  "Subsequent Closing"..............................   8
  Section 1.91  "Subsequent Purchase Price".......................   8
  Section 1.92  "Subsequent Purchases"............................   8
  Section 1.93  "Subsidiaries"....................................   8
  Section 1.94  "Tax".............................................   8
  Section 1.95  "Tax Return"......................................   8
  Section 1.96  "Title Policies"..................................   8
  Section 1.97  "Total Equity Commitment".........................   8
  Section 1.98  "Voting Agreements"...............................   9
  Section 1.99  "Welfare Plans"...................................   9

ARTICLE 2

                 Purchase and Sale of Shares; Closing
  Section 2.1  Purchase and Sale..................................   9
  Section 2.2  Consideration......................................   9
  Section 2.3  Initial Closing....................................   9
  Section 2.4  Subsequent Purchases and Sales.....................   9
  Section 2.5  Additional Agreements and Closing Deliveries.......  10
  Section 2.6  Time and Place of Closings.........................  11
  Section 2.7  Right to Assign....................................  11
  Section 2.8  Verification of Representations and Warranties.....  11
  Section 2.9  Limited Put Option.................................  12

ARTICLE 3

             Representations and Warranties of the Company
  Section 3.1  Organization and Qualification; Subsidiaries.......  12
  Section 3.2  Authority Relative to Agreements; Board Approval...  13
  Section 3.3  Capital Stock......................................  14
  Section 3.4  No Conflicts; No Defaults; Required Filings and
                 Consents.........................................  14
  Section 3.5  SEC and Other Documents; Financial Statements;
                 Undisclosed Liabilities..........................  15
  Section 3.6  Litigation; Compliance With Law....................  16
  Section 3.7  Absence of Certain Changes or Events...............  16
  Section 3.8  Tax Matters; REIT and Partnership Status...........  17
  Section 3.9  Compliance with Agreements; Material Agreements....  19
  Section 3.10 Financial Records; Company Charter and By-laws;
                 Corporate Records................................  21

                                                                  Page

  Section 3.11  Properties........................................  21
  Section 3.12  Environmental Matters.............................  27
  Section 3.13  Employees and Employee Benefit Plans..............  30
  Section 3.14  Labor Matters.....................................  32
  Section 3.15  Affiliate Transactions............................  32
  Section 3.16  Insurance.........................................  32
  Section 3.17  Proxy Statement...................................  33
  Section 3.18  Maryland Takeover Law.............................  33
  Section 3.19  Vote Required.....................................  33
  Section 3.20  Brokers or Finders................................  33
  Section 3.21  Knowledge Defined.................................  33

ARTICLE 4

    Representations and Warranties of Buyer and the Advancing Party
  Section 4.1  Organization.......................................  34
  Section 4.2  Due Authorization..................................  34
  Section 4.3  Conflicting Agreements and Other Matters...........  34
  Section 4.4  Acquisition for Investment; Sophistication.........  35
  Section 4.5  Resources..........................................  36
  Section 4.6  Proxy Statement....................................  36
  Section 4.7  Brokers or Finders.................................  36
  Section 4.8  REIT Qualification Matters.........................  36
  Section 4.9  Investment Company Matters.........................  36
  Section 4.10  Ownership of Tenants..............................  36
  Section 4.11  Foreign Ownership.................................  37

ARTICLE 5

                    Covenants Relating to Closings
  Section 5.1  Taking of Necessary Action.........................  37
  Section 5.2  Registration Rights Agreement......................  38
  Section 5.3  Stockholders Agreement.............................  38
  Section 5.4  Public Announcements; Confidentiality..............  38
  Section 5.5  Conduct of the Business............................  39
  Section 5.6  No Solicitation of Transactions....................  40
  Section 5.7  Information and Access.............................  41
  Section 5.8  Notification of Certain Matters....................  41

                                                                  Page

ARTICLE 6

                     Certain Additional Covenants
  Section 6.1  Resale.............................................  42
  Section 6.2  Use of Funds.......................................  42
  Section 6.3  REIT Compliance....................................  42
  Section 6.4  REIT Status........................................  42
  Section 6.5  Guarantee..........................................  42

ARTICLE 7

                        Conditions to Closings
  Section 7.1  Conditions of Purchase at Initial Closing..........  42
  Section 7.2  Conditions to Purchase at Second Closing...........  44
  Section 7.3  Conditions of Purchase at All Closings.............  45
  Section 7.4  Conditions of Sale.................................  46

ARTICLE 8

                       Survival; Indemnification
  Section 8.1  Survival...........................................  47
  Section 8.2  Indemnification by Buyer or the Company............  48
  Section 8.3  Third-Party Claims.................................  49

ARTICLE 9

                              Termination
  Section 9.1  Termination........................................  49
  Section 9.2  Procedure and Effect of Termination................  50
  Section 9.3  Expenses...........................................  50

ARTICLE 10

                             Miscellaneous
  Section 10.1  Counterparts......................................  52
  Section 10.2  Governing Law.....................................  52
  Section 10.3  Entire Agreement..................................  52
  Section 10.4  Notices...........................................  52
  Section 10.5  Successors and Assigns............................  53
  Section 10.6  Headings..........................................  53
  Section 10.7  Amendments and Waivers............................  53
  Section 10.8  Interpretation; Absence of Presumption............  54
  Section 10.9  Severability......................................  54

                                                                  Page

  Section 10.10  Further Assurances...............................  54
  Section 10.11  Specific Performance.............................  54
  Section 10.12  Joint and Several Liability......................  54
  Section 10.13  Interpretation of Schedules......................  54

                               SCHEDULES


Schedule 1.69      Permitted Liens
Schedule 3.1(d)    Subsidiaries
Schedule 3.3(a)    Capital Stock Commitments
Schedule 3.3(b)    Other Equity Interests
Schedule 3.4(d)-A  Consents for Initial Closing
Schedule 3.4(d)-B  Consents for Second Closing
Schedule 3.5(a)    Company Registration Statements and Company Reports
Schedule 3.6(a)    Pending Litigation
Schedule 3.7       Absence of Certain Changes or Events
Schedule 3.8(a)    Tax Matters
Schedule 3.8(c)    Excess Parachute Payments
Schedule 3.8(d)    Employee Remuneration
Schedule 3.9(c)    Indebtedness; Joint Venture and Partnership Agreements
Schedule 3.9(d)    Development, Construction, Management and Leasing
                     Agreements
Schedule 3.9(e)    Other Material Agreements
Schedule 3.9(f)    Conflict Policies and Agreements; Waivers
Schedule 3.9(g)    Change of Control Provisions
Schedule 3.10(b)   Corporate Records
Schedule 3.11(a)   Property Title Summary
Schedule 3.11(b)   Properties Violations/Engineering Reports
Schedule 3.11(d)   Company Properties in Flood Plain Areas
Schedule 3.11(e)   ADA Status
Schedule 3.11(f)   Material Company Lease Information
Schedule 3.11(g)   Letters of Intent or Similar Understandings
Schedule 3.11(h)   Rights of First Refusal
Schedule 3.11(i)   Non-Compliance and Capital Expenditure Budget and Schedule
Schedule 3.11(j)   Developed, Undeveloped, or Rehabilitated Land of Company
                     Property
Schedule 3.11(k)   Ground Leases
Schedule 3.12(a)   Environmental Permits
Schedule 3.12(e)   Environmental Concerns
Schedule 3.12(f)   Environmental Reports
Schedule 3.13(a)   Employment Agreements
Schedule 3.13(b)   Company Plans
Schedule 3.13(c)   Company Plan Liabilities
Schedule 3.13(d)   New Employee Benefit Plans
Schedule 3.13(g)   Termination and Retirement Benefits
Schedule 3.13(k)   Employee Benefits Triggered or Accelerated
Schedule 3.14      Collective Bargaining; Labor Union Agreements
Schedule 3.15      Affiliate Transactions
Schedule 4.10      Tenants
Schedule 6.5(a)    Property Management Activities and Reorganizational Matters

                               EXHIBITS


Exhibit A    Registration Rights Agreement
Exhibit B    Stockholders Agreement
Exhibit C    Resolutions regarding Maryland Takeover Law
Exhibit D    Form of Employment Agreement

                                                             EXHIBIT 2



                (EXHIBIT B to Stock Purchase Agreement)


---------------------------------------------------------------------



                        STOCKHOLDERS AGREEMENT

                             by and among

               LAZARD FRERES REAL ESTATE INVESTORS, LLC,

                 LF STRATEGIC REALTY INVESTORS, L.P.,

                    PROMETHEUS WESTERN RETAIL, LLC

                                  and

                   ALEXANDER HAAGEN PROPERTIES, INC.


                              dated as of

                             June 1, 1997





---------------------------------------------------------------------

                           TABLE OF CONTENTS
                           -----------------

                                                                  Page
                                                                  ----

ARTICLE 1 - Definitions..........................................    1

     Section 1.1  "Adjusted Fully Diluted".......................    1
     Section 1.2  "Affiliate"....................................    2
     Section 1.3  "Affiliate Arrangements".......................    2
     Section 1.4  "Agreement"....................................    2
     Section 1.5  "Beneficially Own".............................    2
     Section 1.6  "Board"........................................    2
     Section 1.7  "Buyer"........................................    2
     Section 1.8  "Code".........................................    2
     Section 1.9  "Company"......................................    2
     Section 1.10  "Company Charter".............................    2
     Section 1.11  "Company Common Stock"........................    2
     Section 1.13  "Convertible Debt"............................    2
     Section 1.14  "Corporate Action Covenants"..................    3
     Section 1.15  "Covered Transaction".........................    3
     Section 1.16  "Director"....................................    3
     Section 1.17  "Early Standstill Termination Event"..........    3
     Section 1.18  "Excess Shares"...............................    3
     Section 1.19  "Exercise Notice".............................    3
     Section 1.20  "Extraordinary Transaction"...................    3
     Section 1.21  "fully diluted"...............................    3
     Section 1.22  "Geographic Region"...........................    3
     Section 1.23  "Government Authority"........................    3
     Section 1.24  "Group".......................................    3
     Section 1.25  "Independent Nominees"........................    4
     Section 1.26  "Investor"....................................    4
     Section 1.27  "Investor Nominees"...........................    4
     Section 1.28  "Key Committees"..............................    4
     Section 1.29  "management"..................................    4
     Section 1.30  "Management Nominees".........................    4
     Section 1.31  "1933 Act"....................................    4
     Section 1.32  "1934 Act"....................................    4
     Section 1.33  "Nominating Committee"........................    4
     Section 1.34  "Operating Partnership".......................    4
     Section 1.35  "Participation Notice"........................    4
     Section 1.36  "person"......................................    4
     Section 1.37  "Securities Filings"..........................    5
     Section 1.38  "Shareholder Approval"........................    5
     Section 1.39  "Shareholder Approval Date"...................    5
     Section 1.40  "Standstill Extension Term"...................    5
     Section 1.41  "Standstill Period"...........................    5
     Section 1.42  "Stock Purchase Agreement"....................    5

                                                                  Page
                                                                  ----

     Section 1.43  "Termination Event"...........................    5
     Section 1.44  "13D Group"...................................    5
     Section 1.45  "Transfer"....................................    5
     Section 1.46  "Voting Securities"...........................    5

ARTICLE 2 - Board of Directors...................................    6

     Section 2.1  Members of the Board...........................    6
     Section 2.2  Committee Representation; Subsidiary Boards....    8
     Section 2.3  Vacancies......................................    9
     Section 2.4  Officers.......................................    9

ARTICLE 3 - Information Rights...................................   10

     Section 3.1  Operating Statements; Public Company Status....   10
     Section 3.2  Advice of Actions..............................   10

ARTICLE 4 - Voting and Participation Rights......................   12

     Section 4.1  Voting Rights..................................   12
     Section 4.2  Participation Rights...........................   12

ARTICLE 5 - Standstill Provisions................................   15

     Section 5.1  Standstill Periods.............................   15
     Section 5.2  Restrictions During Standstill Period
                   and Standstill Extension Term.................   17
     Section 5.3  Restrictions on Transfer.......................   18
     Section 5.4  Notice to Company..............................   19
     Section 5.5  Compliance with Insider Trading Policy.........   19
     Section 5.6  Compliance with Article VII of the Company
                   Charter........................................  19
     Section 5.7  Investment Company Matters......................  19
     Section 5.8  Waiver of Restrictions and Limits...............  19
     Section 5.9  REIT Qualification..............................  20

ARTICLE 6 - Additional Covenants..................................  21

     Section 6.1  Limitations on Corporate Actions................  21
     Section 6.2  Conduct of Business.............................  21
     Section 6.3  Restrictions on Investments.....................  22

ARTICLE 7 - Miscellaneous.........................................  22

     Section 7.1  Counterparts....................................  22

                                                                  Page
                                                                  ----

     Section 7.2  Governing Law...................................  23
     Section 7.3  Entire Agreement................................  23
     Section 7.4  Expenses........................................  23
     Section 7.5  Notices.........................................  23
     Section 7.6  Successors and Assigns..........................  24
     Section 7.7  Headings........................................  24
     Section 7.8  Amendments and Waivers..........................  24
     Section 7.9  Interpretation; Absence of Presumption..........  24
     Section 7.10  Severability...................................  25
     Section 7.11  Further Assurances.............................  25
     Section 7.12  Specific Performance...........................  25
     Section 7.13  Investor Breach................................  25
     Section 7.14  Confidentiality................................  25
     Section 7.15  Public Releases and Announcements..............  26

          THIS STOCKHOLDERS AGREEMENT (the "Agreement"), dated as of June 1, 1997, is made by and between Lazard Freres Real Estate Investors, LLC, a Delaware limited liability company ("LFREI"), LF Strategic Realty Investors, L.P., a Delaware limited partnership (the "Advancing Party"), Prometheus Western Retail, LLC, a Delaware limited liability company ("Buyer"), and Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Stock Purchase Agreement (as hereinafter defined).


                               RECITALS:

          WHEREAS, the Company, Buyer and the Advancing Party have entered into a Stock Purchase Agreement, dated as of June 1, 1997 (the "Stock Purchase Agreement"), pursuant to which the Company has agreed to sell, and Buyer has agreed to purchase, certain shares of common stock, par value $0.01 per share, of the Company (the "Company Common Stock") upon the terms and subject to the conditions set forth therein; and

          WHEREAS, it is a condition to the transactions contemplated by the Stock Purchase Agreement and the parties believe it to be in their best interests that they enter into this Agreement and provide for certain rights and restrictions with respect to the investment by Investor (as hereinafter defined) in the Company and the corporate governance of the Company; and

          WHEREAS, the Company and Buyer believe that the combination in a strategic partnership of the leadership, expertise and experience in retail development and operations of the Company and the investment and capital markets expertise and access to capital of Buyer and its Affiliates will significantly enhance the Company's ability to pursue its growth and operating strategies;

          NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:


                               ARTICLE 1

                              Definitions

          As used in this Agreement, the following terms shall have the following respective meanings:

          Section 1.1 "Adjusted Fully Diluted" basis shall mean on a fully diluted basis, except that shares of Common Stock issuable upon conversion of the Convertible Debt or upon exercise of options granted under management benefit plans shall not be included.

          Section 1.2 "Affiliate" shall have the meaning ascribed thereto in Rule 12b-2 promulgated under the 1934 Act, and as in effect on the date hereof.

          Section 1.3 "Affiliate Arrangements" shall mean the agreements and arrangements described in Schedule 3.9(f) of the Stock Purchase Agreement or which are disclosed in public filings of the Company.

          Section 1.4 "Agreement" shall have the meaning set forth in the first paragraph hereof.

          Section 1.5 "Beneficially Own" shall mean, with respect to any security, having direct or indirect (including through any Subsidiary or Affiliate) "beneficial ownership" of such security, as determined pursuant to Rule 13d-3 under the 1934 Act, including pursuant to any agreement, arrangement or understanding, whether or not in writing; provided, however, that all of the shares of Company Common Stock which Buyer has agreed to purchase under the Stock Purchase Agreement but which have not yet been purchased shall be deemed to be Beneficially Owned by Investor until the Remaining Equity Commitment is zero.

          Section 1.6 "Board" shall mean the board of directors of the Company.

          Section 1.7 "Buyer" shall have the meaning set forth in the first paragraph hereof.

          Section 1.8 "Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereto, including all of the rules and regulations promulgated thereunder.

          Section 1.9 "Company" shall have the meaning set forth in the first paragraph hereof.

          Section 1.10 "Company Charter" shall have the meaning set forth in the Stock Purchase Agreement.

          Section 1.11 "Company Common Stock" shall have the meaning set forth in the second paragraph hereof.

          Section 1.12 "Control" shall mean with respect to any person, the power to direct the management and policies of such person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise. "Controlled" shall have a correlative meaning.

          Section 1.13 "Convertible Debt" shall mean the Company's 7 1/2% Convertible Subordinated Debentures due 2001, Series A and B, and the Operating Partnership's 7 1/4% Exchangeable Subordinated
Debentures due 2003.

          Section 1.14 "Corporate Action Covenants" shall have the meaning set forth in Section 6.1.

          Section 1.15 "Covered Transaction" shall have the meaning set forth in Section 5.1(a)(iv).

          Section 1.16 "Director" shall mean a member of the Board.

          Section 1.17 "Early Standstill Termination Event" shall have the meaning set forth in Section 5.1(a).

          Section 1.18 "Excess Shares" shall have the meaning set forth in Section 5.1(a)(ii).

          Section 1.19 "Exercise Notice" shall have the meaning set forth in Section 4.2(b).

          Section 1.20 "Extraordinary Transaction" shall mean (a) any merger, consolidation, sale of a material portion of the Company's assets, recapitalization, other business combination, liquidation, or other similar action out of the ordinary course of business of the Company, or (b) any issuance of securities to any person or Group requiring shareholder approval in accordance with the guidelines of the American Stock Exchange (or any other stock exchange on which the Company Common Stock is then listed) as to such matters, as in effect as of the date of the Stock Purchase Agreement.

          Section 1.21 "fully diluted" shall mean, with respect to the Company Stock, the total number of outstanding shares of Company Stock (for such purposes, treating as outstanding Company Stock all options or warrants to purchase and securities convertible into (or exchangeable or redeemable for) Company Common Stock, in each case outstanding as of the date of the Stock Purchase Agreement and that remain outstanding as of the relevant measurement date, assuming exercise, conversion, exchange or redemption of such other securities (including, without limitation, the Convertible Debentures and the Operating Partnership units)).

          Section 1.22 "Geographic Region" shall mean the states of Arizona, California, Nevada, Oregon, Washington, New Mexico and Utah.

          Section 1.23 "Government Authority" shall mean any government or state (or any subdivision thereof) of or in the United States, or any agency, authority, bureau, commission, department or similar body or instrumentality thereof, or any governmental court or tribunal.

          Section 1.24 "Group" shall mean a "group" as such term is used in Section 13(d)(3) of the 1934 Act.

          Section 1.25 "Independent Nominees" shall have the meaning set forth in Section 2.1(a).

          Section 1.26 "Investor" shall mean Buyer, and shall also include any Affiliate of Buyer of which Buyer collectively, directly or indirectly, Beneficially Owns 98% or more of the voting power and economic interests, or, for purposes only of (i) Section 5.8 with regard to ownership of shares of Company Common Stock by such Person and (ii) the provisions of the Registration Rights Agreement, any bona fide financial institution to which any Investor has Transferred (including upon foreclosure of a pledge) shares of Company Stock for the purpose of securing bona fide indebtedness of any Investor and which has agreed to be bound by this Agreement.

          Section 1.27 "Investor Nominees" shall have the meaning set forth in Section 2.1(a).

          Section 1.28 "Key Committees" shall have the meaning set forth in Section 2.2(a).

          Section 1.29 "management" of the Company shall include, without limitation, the Company's Chairman and Vice-Chairman.

          Section 1.30 "Management Nominees" shall have the meaning set forth in Section 2.1(a). Management Nominees may be, but need not be, members of management of the Company.

          Section 1.31 "1933 Act" shall mean the Securities Act of 1933, as amended.

          Section 1.32 "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

          Section 1.33 "Nominating Committee" shall mean a committee of the Board composed of three members (an Investor Nominee, an Independent Nominee and a Management Nominee). The initial members of the Nominating Committee shall be Arthur P. Solomon, Alexander Haagen III and Fred L. Riedman.

          Section 1.34 "Operating Partnership" shall mean Alexander Haagen Operating Partnership, L.P., a California limited partnership.

          Section 1.35 "Participation Notice" shall have the meaning set forth in Section 4.2(b).

          Section 1.36 "person" shall mean any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, other form of business or legal entity or Government Authority.

          Section 1.37 "Securities Filings" shall have the meaning set forth in Section 3.1(a)(iii).

          Section 1.38 "Shareholder Approval" shall have the meaning set forth in the Stock Purchase Agreement.

          Section 1.39 "Shareholder Approval Date" shall mean the date on which a duly called and held meeting of shareholders of the Company is held at which meeting (i) a quorum is present and (ii) Shareholder Approval is obtained.

          Section 1.40 "Standstill Extension Term" shall have the meaning set forth in Section 5.1(b).

          Section 1.41 "Standstill Period" shall have the meaning set forth in Section 5.1(a).

          Section 1.42 "Stock Purchase Agreement" shall have the meaning set forth in the second paragraph hereof.

          Section 1.43 "Termination Event" shall mean the date on which the Remaining Equity Commitment is zero and the Buyer no longer Beneficially Owns both (i) at least 25% of the Purchased Shares, and
(ii) at least 15% of the Company Common Stock on a fully diluted basis.

          Section 1.44 "13D Group" shall mean any group of persons acquiring, holding, voting or disposing of Voting Securities which would be required under Section 13(d) of the 1934 Act and the rules and regulations thereunder (as in effect, and based on legal interpretations thereof existing, on the date hereof) to file a statement on Schedule 13D with the Securities and Exchange Commission as a "person" within the meaning of Section 13(d)(3) of the 1934 Act if such group beneficially owned Voting Securities representing more than 5% of any class of Voting Securities then outstanding.

          Section 1.45 "Transfer" shall have the meaning set forth in
Section 5.3.

          Section 1.46 "Voting Securities" shall mean at any time shares of any class of capital stock of the Company which are then entitled to vote generally in the election of Directors.

                               ARTICLE 2

                          Board of Directors

          Section 2.1 Members of the Board

          (a) Subject to right of the Nominating Committee to approve nominees for Director as set forth in Section 2.2(a), from and after the Shareholder Approval Date, if any, the Company shall amend its By-laws, and the Company and Investor will take all actions necessary, to cause the Board to be structured to consist of eleven members, of which three members will be designees of management of the Company (the "Management Nominees") (one in each class of the Board), four members will be designees of Investor (at least one in each class of the Board) (the "Investor Nominees"), three members will be independent directors designated by the Nominating Committee (the "Independent Nominees") (one in each class of the Board) and one member will be the new President of the Company (such Director, the "President Nominee"), and the Company and Investor will take all actions necessary to cause such nominees to become members of the Board as soon as practicable after the Shareholder Approval Date. If necessary to effectuate the placement of the Investor Nominees on the Board, the Company shall solicit the resignations of the appropriate number of Directors to the extent necessary to permit the Investor Nominees to serve. Thereafter, during the Standstill Period and Standstill Extension Term, if any, at each annual or special meeting of stockholders of the Company at, or the taking of action by written consent of stockholders of the Company with respect to which any class of Directors is to be elected, Investor shall have the right (but not the obligation) pursuant to this Agreement and pursuant to the By-laws of the Company to designate nominees to the Board (subject to right of the Nominating Committee to approve nominees for Director as set forth in Section 2.2(a)) such that Investor shall have on the Board of Directors:

               (i) a total of four representatives, so long as Investor Beneficially Owns (A) a number of shares of Company Common Stock equal to at least 50% of the aggregate number of Purchased Shares to be acquired pursuant to the Stock Purchase Agreement, and (B) Investor Beneficially Owns a number of shares of Company Common Stock equal to at least 20% of the outstanding Common Stock, on a fully diluted basis;

               (ii) a total of two representatives, if Investor does not meet the minimum ownership criteria of either clause
          (a)(i)(A) or (a)(i)(B) above, but (A) Investor Beneficially Owns a number of shares of Company Common Stock equal to less than 50% of the aggregate number of Purchased Shares to be acquired pursuant to the Stock Purchase Agreement, but equal to or more than 25% of such aggregate number, and (B) Investor Beneficially Owns a number of shares of Company Common Stock equal to less than 20% of the outstanding Company Common Stock on a fully diluted basis, but equal to or more than 15% of the outstanding Company Common Stock on a fully diluted basis;

               (iii) a total of one representative, if Investor does not meet the minimum ownership criteria in any of clause
          (a)(i)(A), (a)(i)(B), (a)(ii)(A) or (a)(ii)(B) above, but
          Beneficially Owns a number of shares of Company Common Stock equal to less than 15% of the outstanding Company Common Stock on a fully diluted basis, but equal to or more than 10% of the outstanding Company Common Stock on a fully diluted basis; and

               (iv) no representatives, if Investor does not meet any of the minimum ownership criteria in any of clauses
          (a)(i)(A), (a)(i)(B), (a)(ii)(A) or (a)(ii)(B) or (a)(iii)
          above.

          During the Standstill Period and Standstill Extension Term, if any, at each annual or special meeting of stockholders of the Company at, or the taking of action by written consent of stockholders of the Company with respect to which any class of Directors is to be elected, management of the Company and the Nominating Committee shall each have the right (but not the obligation) pursuant to this Agreement and pursuant to the By-laws of the Company to designate three nominees to the Board (subject to the right of the Nominating Committee to approve nominees for Director as set forth in Section 2.2(a)), and the President of the Company shall be designated as a nominee to the Board.

          (b) Investor will not name any person as an Investor Nominee if (i) such person is not reasonably experienced in business, financial or real estate matters, (ii) such person has been convicted of, or has pled nolo contendere to, a felony, (iii) the election of such person would violate any law, or (iv) any event required to be disclosed pursuant to Item 401(f) of Regulation S-K of the 1934 Act has occurred with respect to such person. Investor shall use its reasonable efforts to afford the independent directors of the Company a reasonable opportunity to meet any individual that Investor is considering naming as an Investor Nominee.

          (c) Subject to the right of the Nominating Committee to approve nominees for Director as set forth in Section 2.2(a), the Company will support the nomination of and the election of each Investor Nominee, each Management Nominee and each Independent Nominee to the Board, and the Company will exercise all authority under applicable law to cause each Investor Nominee, each Management Nominee and each Independent Nominee to be elected to the Board. Without limiting the generality of the foregoing, with respect to each meeting of shareholders of the Company at which Directors are to be elected, the Company shall use its reasonable efforts to solicit from the shareholders of the Company eligible to vote in the election of Directors proxies in favor of each Investor Nominee, each Management Nominee and each Independent Nominee.

          (d) During the period under this Agreement that Investor shall be entitled pursuant to Section 2.1(a)(i) to designate four Director representatives, if the total size of the Board is increased to thirteen or more members, Investor shall then be entitled to five Director representatives, and if the total size of the Board is increased to fifteen or more members, Investor shall then be entitled to six Director representatives, and if the total size of the Board is increased to seventeen members, Investor shall then be entitled to seven Director representatives. During the period under this Agreement that Investor shall be entitled pursuant to Section 2.1(a)(ii) to designate two Director representatives, if the total size of the Board is increased to fifteen or more members, Investor shall be entitled to three Director representatives. The Board of Directors shall not exceed seventeen members at any time, without Investor's consent.

          (e) If Investor's right to nominate directors to the Board is reduced, Investor shall cause the applicable number of its Investor Nominees to immediately resign (regardless of the remaining term, if any) from the Board.

          Section 2.2 Committee Representation; Subsidiary Boards

          (a) During such time as Investor is entitled pursuant to
     Section 2.1(a) to have at least two Investor Nominees on the Board, the Company shall amend its By- laws to provide that, unless Investor chooses not to exercise its rights under this
     Section 2.2(a), at least one Director who is an Investor Nominee shall serve on each of the audit committee, the compensation committee, the executive committee, any special committee(s) of the Board, and any other committees which shall be charged with exercising substantial authority on behalf of the Board (other than any committee charged with the approval of the transactions contemplated by the Stock Purchase Agreement or this Agreement, or any committee charged with evaluating any Competing Transaction) (the foregoing, the "Key Committees").

          During such time as Investor is entitled to have at least one Investor Nominee on the Board, unless Investor chooses not to exercise its rights under this Section 2.2(a), at least one Director who is an Investor Nominee shall serve on the Nominating Committee of the Board. The Company's By-laws shall be amended to provide that the nomination of Independent Nominees for election as Directors shall be by unanimous vote of such Nominating Committee; provided, however, that the Investor Nominee who is a member of the Nominating Committee will not oppose the continuation of the terms of the independent directors of the Company serving on the Board as of the date of this Agreement until the expiration of their respective terms as Directors. In addition, the Company's By-laws shall be amended to provide that the unanimous consent of the Nominating Committee shall be required prior to the appointment of a Chairman, Chief Executive Officer or President of the Company. The Company's By-laws shall be amended to provide that (i) the Board of Directors of the Company shall not make any recommendation or appointment for Directors who are Independent Nominees or Chairman, Chief Executive Officer or President without the unanimous approval of the Nominating Committee as set forth herein and (ii) any Board seat vacated by a Director who was an Independent Nominee shall be filled only by a person unanimously approved by the Nominating Committee.

          Notwithstanding the foregoing, if none of the Directors who are Investor Nominees would be considered "independent" of the Company, "disinterested," "non-employee directors" and "outside directors" (i) for purposes of any applicable rule of the American Stock Exchange or any other securities exchange or other self-regulating organization (such as the National Association of Securities Dealers) requiring that members of the audit committee of the Board be independent of the Company, (ii) for purposes of any law or regulation that requires, in order to obtain or maintain favorable tax, securities, corporate law or other material legal benefits with respect to any plan or arrangement for employee compensation or benefits, that the members of the committee of the Board charged with responsibility for such plan or arrangement be "independent" of the Company, "disinterested," "non- employee directors" or "outside directors," or (iii) for purposes of any special committee formed in connection with any transaction or potential transaction involving the Company and any of Investor, its Affiliates or any Group of which Investor is a member or such other transaction or potential transaction which would involve an actual or potential conflict of interest on the part of the Directors who are Investor Nominees, then a Director who is an Investor Nominee shall not be required to be appointed to any such committee; provided, however, that the committees of the Board shall be organized such that, to the extent practicable, the only items to be considered by a Key Committee on which no Director who is an Investor Nominee may serve will be those items which prevent the Director who is an Investor Nominee from serving on such Key Committee. Any members of any Key Committee who are Investor Nominees shall, in the event of any vacancy in such membership, be replaced by a Director who is an Investor Nominee elected by a majority of the Directors who are Investor Nominees.

          (b) During such time as Investor is entitled pursuant to
     Section 2.1(a) to have at least one Investor Nominee on the Board, unless Investor chooses not to exercise its rights under this Section 2.2(b), one individual designated by Investor shall serve as a member of the board of directors or comparable governing body of each Subsidiary of the Company, if any, that is a corporation or other person with a board of directors or board of trustees.

          Section 2.3 Vacancies. In the event that any Investor Nominee shall cease to serve as a Director for any reason other than the fact that Investor no longer has a right to nominate a Director, as provided in Section 2.1(a), the vacancy resulting thereby shall be filled by an Investor Nominee designated by Investor; provided, however, that any Investor Nominee so designated shall satisfy the qualification requirements set forth in Section 2.1(b).

          Section 2.4 Officers. During the Standstill Period and any Standstill Extension Term, if any, the Investor agrees, subject to applicable law, that the Investor Nominees shall support the continued election of Alexander Haagen, Sr. as Chairman and Chief Executive Officer of the Company, and Alexander Haagen III as Vice-Chairman of the

Company (and successor Chairman to Alexander Haagen, Sr. upon his retirement) and Chairman of the Executive Committee of the Board subject to the terms of the Employment Agreements. The appointee for President of the Company shall be named by the unanimous vote of the Nominating Committee, and the President shall become Chief Executive Officer at such time as the Nominating Committee (in consultation with Alexander Haagen, Sr.) shall unanimously determine.


                               ARTICLE 3

                          Information Rights

          Section 3.1 Operating Statements; Public Company Status

          (a) From and after the date of this Agreement until the Termination Event, if any, the Company will:

               (i) deliver to Investor, as soon as practicable after the end of each month or other reporting period, any operating and financial statements and management reports
          (x) of the Company, and (y) of each Subsidiary not consolidated with the Company, which are regularly provided to the senior management of the Company, each as, at and for the end of such month or other reporting period, and such other statements or reports as are reasonably requested by Investor, all in such form as are prepared by the Company for internal use by management (including, as applicable, by e-mail);

               (ii) deliver to Investor copies of all other information distributed by the Company to the Board;

               (iii) deliver to Investor, as promptly as practicable following filing, a copy of each report, schedule or other document filed by the Company pursuant to the requirements of any federal or state securities laws (collectively, the "Securities Filings"); and

               (iv) continue to comply in all material respects with the reporting requirements of Section 13 or 15(d) of the 1934 Act.

          (b) Until a Termination Event, the Company and Investor will afford one another a reasonable opportunity to review any Securities Filing, any other filing with a Government Authority and any press release or similar public announcement which refers to, describes or mentions such other party or any Affiliate of such other party prior to the time that such filing is filed with or sent to the applicable Government Authority or such announcement is disseminated.

          Section 3.2 Advice of Actions. From and after the date of this Agreement until the Termination Event, if any, without first having consulted with the representative of

     Investor designated by Investor pursuant to this Section 3.2, the Company will not seek approval by the Board of any proposal, or enter into any definitive agreement, relating to:

          (a) the acquisition in a single transaction or group of related transactions, whether by merger, consolidation, purchase of stock or assets or other business combination, of any business or assets having a value in excess of $10,000,000;

          (b) the sale or disposal in a single transaction or group of related transactions of any assets, whether by merger, consolidation, sale of stock or assets or other business combination having a value in excess of $20,000,000;

          (c) the incurrence or issuance of indebtedness in a single transaction or group of related transactions, the entering into a guaranty, or the engagement in any other financing arrangement in excess of $20,000,000;

          (d) the annual operating budget for the Company;

          (e) a material change in the executive management of the Company;

          (f) any new material agreements or arrangements with any members of the executive management of the Company;

          (g) the issuance by the Company of capital stock of the Company or of options, rights or warrants or other commitments to purchase or securities convertible into (or exchangeable or redeemable for) shares of capital stock of the Company, or the issuance by a Subsidiary of any equity interests, other than, (i) to the Company or a wholly owned Subsidiary thereof, and (ii) to directors or employees of the Company or a Subsidiary in connection with any employee benefit plan approved by the shareholders of the Company;

          (h) any change in the Company's dividend policy;

          (i) amendments to joint venture and other material agreements; or

          (j) any request by the Company for a Subsequent Purchase pursuant to the Stock Purchase Agreement.

          Notwithstanding the foregoing, the Company shall have no obligation to accept or comply with any advice offered by Investor or its designated representative in any consultation referred to in this
Section 3.2. The designated representative of Investor, for purposes of this Section 3.2, initially shall be Arthur P. Solomon. Investor shall provide the Company with ten days prior written notice of any replacement of the designated representative.

                               ARTICLE 4

                    Voting and Participation Rights

          Section 4.1 Voting Rights. Subject to the provisions of this
Section 4.1, Investor may vote the shares of Company Stock which it owns in its sole and absolute discretion. During the Standstill Period, and any Standstill Extension Term, if any, LFREI, the Advancing Party, Buyer and Investor and any of their Controlled Affiliates will vote all shares of Company Common Stock owned by any of them that represent aggregate ownership of in excess of 40% of the outstanding shares of Company Common Stock, in one of the following two manners, at their option: (x) in accordance with the recommendation of the Board, or (y) proportionally in accordance with the votes of the other holders of Company Common Stock. Notwithstanding anything to the contrary in the foregoing, during the Standstill Period and any Standstill Extension Term, if any, LFREI, the Advancing Party, Buyer and Investor and any of their Controlled Affiliates shall vote all shares of Company Common Stock owned by any of them in favor of the election of Directors nominated by the Nominating Committee or the Board, as set forth in Section 2.1(a).

          Section 4.2 Participation Rights

          (a) Right to Participate. From and after the date hereof until a Termination Event, if any, Investor shall be entitled to a participation right to purchase or subscribe for up to that number of additional shares of capital stock (including as "capital stock" for purposes of this Section 4.2, any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of any character that is convertible into or exchangeable or redeemable for shares of capital stock of the Company or any Subsidiary (and all references in this Section
     4.2 to capital stock shall, as appropriate, be deemed to be references to any such securities), and also including additional shares of capital stock to be issued pursuant to the conversion, exchange or redemption of any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of any character that is convertible into or exchangeable or redeemable for shares of capital stock, as if the price at which such additional shares of capital stock is issued pursuant to any such conversion, exchange or redemption were the market price on the date of such issuance) to be issued or sold by the Company which represents the same proportion of the total number of shares of capital stock to be issued or sold by the Company (including the shares of capital stock to be issued to Investor upon exercise of its participation rights hereunder; it being understood and agreed that the Company will accordingly be required to either increase the number of shares of capital stock to be issued or sold so that Investor may purchase additional shares to maintain its proportionate interest, or to reduce the number of shares of capital stock to be issued or sold to Persons other than Investor) as is represented by the number of shares of Company Common Stock owned by Investor prior to such sale or issuance (and including for this purpose any shares of Company Common Stock to be acquired pursuant to the Stock Purchase Agreement, but not yet issued) relative to the number of shares of Company Common Stock outstanding prior to such sale or issuance (and including for this purpose any shares of Company Common Stock to be acquired pursuant to the Stock Purchase Agreement, but not yet issued) (but in no event more than 37.5% of the total number of shares of capital stock to be issued or sold by the Company at all subsequent offerings); provided, however, that the provisions of this Section 4.2 shall not apply to (i) the issuance or sale by the Company of any of its capital stock issued to the Company or any of its Subsidiaries or pursuant to options, rights or warrants or other commitments or securities in effect or outstanding on the date of the Stock Purchase Agreement (including, without limitation, the Convertible Debt and any options issued or to be issued pursuant to the Employment Agreements), (ii) the issuance of capital stock pursuant to the conversion, exchange or redemption of any other capital stock, but shall, without limitation, apply to the issuance by the Company of any of its capital stock pursuant to benefit, option, stock purchase, or other similar plans or arrangements, including pursuant to or upon the exercise of options, rights, warrants, or other securities or agreements (including those issued pursuant to the Company's benefit plans), and (iii) the issuance of capital stock for consideration other than cash. Notwithstanding the foregoing, any participation rights provided for in this Section which arise as a result of the exception contained in clause (ii) of the preceding sentence shall be deferred until such time as participation rights shall otherwise arise under this Section.

          (b) Notice. In the event the Company proposes to issue or sell any shares of capital stock in a transaction giving rise to the participation rights provided for in this Section, the Company shall send a written notice (the "Participation Notice") to Investor setting forth the number of shares of such capital stock of the Company that the Company proposes to sell or issue, the price (before any commission or discount) at which such shares are proposed to be issued (or, in the case of an underwritten or privately placed offering in which the price is not known at the time the Participation Notice is given, the method of determining such price and an estimate thereof), and all other relevant information as to such proposed transaction as may be necessary for Investor to determine whether or not to exercise the rights granted in this Section. At any time within 20 days after its receipt of the Participation Notice, Investor may exercise its participation rights to purchase or subscribe for shares of such shares of capital stock, as provided for in this Section, by so informing the Company in writing (an "Exercise Notice"). Each Exercise Notice shall state the percentage of the proposed sale or issuance that the Investor elects to purchase. Each Exercise Notice shall be irrevocable, subject to the conditions to the closing of the transaction giving rise to the participation right provided for in this Section.

          (c) Abandonment of Sale or Issuance. The Company shall have the right, in its sole discretion, at all times prior to consummation of any proposed sale or issuance giving rise to the participation right granted by this Section, to abandon, rescind, annul, withdraw or otherwise terminate such sale or issuance, whereupon all participation rights in respect of such proposed sale or issuance pursuant to this Section shall become null and void, and the Company shall have no liability or obligation to Investor or any Affiliate thereof who has acquired shares of Company

     Stock pursuant to the Stock Purchase Agreement or from Investor with respect thereto by virtue of such abandonment, rescission, annulment, withdrawal or termination.

          (d) Terms of Sale. The purchase or subscription by Investor or an Affiliate thereof, as the case may be, pursuant to this Section shall be on the same price and other terms and conditions, including the date of sale or issuance, as are applicable to the purchasers or subscribers of the additional shares of capital stock of the Company whose purchases or subscriptions give rise to the participation rights (except that the price to Investor to make such purchase or subscription shall be net of payment of any underwriting, placement agent or similar fee associated with such purchase or subscription), which price and other terms and conditions shall be substantially as stated in the relevant Participation Notice (which standard shall be satisfied if the price, in the case of a negotiated transaction, is not greater than 110% of the estimated price set forth in the relevant Participation Notice or, in the case of an underwritten or privately placed offering, is not greater than the greater of
     (i) 110% of the estimated price set forth in the relevant Participation Notice, and (ii) the most recent closing price on or prior to the date of the pricing of the offering); provided, however, that in the event the purchases or subscriptions giving rise to the participation rights are effected by an offering of securities registered under the 1933 Act and in which offering it is not legally permissible for the securities to be purchased by Investor to be included, such securities to be purchased by Investor will be purchased in a concurrent private placement.

          (e) Timing of Sale. If, with respect to any Participation Notice, Investor fails to deliver an Exercise Notice within the requisite time period, the Company shall have 120 days after the expiration of the time in which the Exercise Notice is required to be delivered in which to sell not more than 110% of the number of shares of capital stock of the Company described in the Participation Notice (plus, in the event such shares are to be sold in an underwritten public offering, an additional number of shares of capital stock of the Company, not in excess of 15% of 110% of the number of shares of capital stock of the Company described in the Participation Notice, in respect of any underwriters overallotment option) and not less than 90% of the number of shares of capital stock of the Company described in the Participation Notice at a price of not less than 90% of the estimated price set forth in the Participation Notice. If, at the end of 120 days following the expiration of the time in which the Exercise Notice is required to be delivered, the Company has not completed the sale or issuance of capital stock of the Company in accordance with the terms described in the Participation Notice (or at a price which is at least 90% of the estimated price set forth in the Participation Notice), or in the event of any contemplated sale or issuance within such 120-day period but outside such price parameters, the Company shall again be obligated to comply with the provisions of this Section with respect to, and provide the opportunity to participate in, any proposed sale or issuance of shares of capital stock of the Company; provided, however, that notwithstanding the foregoing, if the price at which such capital stock is to be sold in an underwritten offering (or a privately placed offering in which the price is not less than 97% of the most recent closing price at the time of the pricing of the offering) is not at least 90% of the estimated price set forth in the Participation Notice, the Company may inform Investor of such fact and Investor shall be entitled to elect, by written notice delivered within two Business Days following such notice from the Company, to participate in such offering in accordance with the provisions of this Section 4.2.


                               ARTICLE 5

                         Standstill Provisions

          Section 5.1 Standstill Periods

          (a) The "Standstill Period" shall be the period commencing on the date of this Agreement and ending on the earlier of (x) the fifth anniversary of the Shareholder Approval Date, and (y) the earliest of:

               (i) the occurrence of any event of default on the part of the Company or any Subsidiary under any debt agreements, instruments, or arrangements which event of default would reasonably be expected to result in a Material Adverse Effect and, in the case of a non-monetary event of default, which event of default cannot be, or is not, cured by the Company within the applicable cure period under such debt agreement, instrument or arrangement;

               (ii) the acquisition by any person or Group other than Investor or any Affiliate thereof or any person or Group acting in concert with or at the direction or request of the Investor or any Affiliate thereof of Beneficial Ownership of more than 9.8% of the voting power of the outstanding shares of Voting Securities (any such shares acquired in excess of such 9.8%, the "Excess Shares"), unless (x) the Excess Shares are at or immediately following their acquisition deprived of all voting rights pursuant to limitations on ownership of shares contained in the Company Charter, as in effect at the relevant time, or in any other legal, valid and enforceable agreement, plan or other right in effect as such time, or (y) provided the Excess Shares represent no more than 5.2% of the voting power of the outstanding Voting Securities, the Company, no later than the earlier of (aa) sixty days after the date of such acquisition, and (bb) the record date for the first meeting of shareholders after such record date, has caused such person or Group to cease, or such person or Group otherwise ceases, having Beneficial Ownership of the Excess Shares;

               (iii) any person or Group having a number of Directors on the Board, or having the right or power to elect a number of Directors on the Board, equal to or greater than the number of Directors to which Investor is entitled;

               (iv) the authorization by the Company or the Board or any committee thereof (with all Investor Nominees abstaining or voting against) of the solicitation of offers or proposals or indications of interest with respect to any merger, consolidation, other business combination, liquidation, sale of the Company or all or substantially all of the assets of the Company or any other change of control of the Company or similar extraordinary transaction, but excluding any merger, consolidation or other business combination in which the Company is the surviving and acquiring corporation and in which the businesses or assets so acquired do not, or would not reasonably be expected to, have a value greater than 50% of the assets of the Company prior to such merger, consolidation or other business combination (any of the foregoing, a "Covered Transaction");

               (v) the written submission by any person or Group other than Investor or any Affiliate thereof of a proposal to the Company (including to the Board or any agent, representative or Affiliate of the Company) with respect to, or otherwise expressing an interest in pursuing, a Covered Transaction; provided, however, that the Standstill Period shall not terminate pursuant to this Section 5.1(a)(v) if, as soon as practicable after receipt of any such proposal, the Board determines that such proposal is not in the best interest of the Company and its shareholders and for so long as the Board continues to reject such proposal as a result of such determination;

               (vi) in connection with any actual or proposed Covered Transaction, the removal of any rights plan, provisions of the Company Charter relating to staggered terms of office for directors, provisions of the Company Charter or the By-laws of the Company relating to supermajority voting of the Company's shareholders, "excess share" provisions of the Company Charter or the By-laws of the Company, or any other similar arrangements, agreements, commitments or provisions in the Company Charter or the Bylaws of the Company which would reasonably be expected to impede the consummation of such actual or proposed Covered Transaction by action of any Government Authority, the Board, the shareholders of the Company or otherwise, or, in connection with any actual or proposed Covered Transaction, any modification, amendment, waiver or repeal of the ownership restrictions in Article VII of the Company Charter (except as may be necessary to allow any acquisition of Company Stock that would not constitute an Early Standstill Termination Event under
          Section 5.1(a)(ii));

               (vii) 90 days after the occurrence of a Termination
          Event;

               (viii) any material violation of any Corporate Action covenant;

               (ix) any breach by the Company of the Stock Purchase Agreement which is neither cured nor desisted from within 30 days of receipt of written notice from Investor of such breach and which would reasonably be expected to materially adversely affect
          Investor or cause a Material Adverse Effect; or

               (x) any breach of this Agreement by the Company which is neither cured nor desisted from within 30 days of receipt of written notice from Investor of such breach and which would reasonably be expected to materially adversely affect Investor or cause a Material Adverse Effect.

     Any event set forth in subsection (i), (ii), (iii), (iv), (v),
     (vi), (vii), (viii), (ix) or (x) of this Section 5.1(a) shall be an "Early Standstill Termination Event."

          (b) If the Standstill Period shall not have been terminated prior to the fifth anniversary of the Shareholder Approval Date, the Standstill Period and any Standstill Extension Term shall automatically be extended for successive one-year periods (each such period, a "Standstill Extension Term"). Any Standstill Extension Term will be terminated upon the earlier of (i) the first anniversary thereof, (ii) the occurrence of an Early Standstill Termination Event, and (iii) 90 days after the Investor either provides to the Company written notice that Investor elects to terminate the Standstill Extension Term or elects that a Standstill Extension Term not commence.

          Section 5.2 Restrictions During Standstill Period
                      and Standstill Extension Term

          (a) During the Standstill Period, if any, and any Standstill Extension Term, LFREI, the Advancing Party, Buyer, and Investor will not, will cause each of their Controlled Affiliates not to, directly or indirectly:

               (i) act in concert with any other person or Group by becoming a member of a 13D Group, other than any 13D Group comprised exclusively of Investor and one or more of its Affiliates;

               (ii) purchase or otherwise acquire shares of Company Common Stock (or options, rights or warrants or other commitments to purchase and securities convertible into (or exchangeable or redeemable for) shares of Company Common Stock) as a result of which, after giving effect to such purchase or acquisition, LFREI, the Advancing Party, Buyer, and Investor and their Controlled Affiliates will Beneficially Own in the aggregate more than 49.9% of the outstanding shares of Company Common Stock, on an Adjusted Fully Diluted basis;

               (iii) solicit, encourage or propose to effect or negotiate any Covered Transaction;

               (iv) solicit, initiate, encourage or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the 1934 Act, disregarding clause

          (iv) of Rule 14a-1(l)(2) and including an exempt solicitation pursuant to Rule 14a-2(b)(1)); call, or in any way encourage or participate in a call for, any special meeting of shareholders of the Company (or take any action with respect to acting by written consent of the shareholders of the Company); request, or take any action to obtain or retain any list of holders of any securities of the Company; or initiate or propose any shareholder proposal or participate in or encourage the making of, or solicit shareholders of the Company for the approval of, one or more shareholder proposals; provided, however, that Investor shall not be prohibited from communicating with a securityholder who is engaged in any "solicitation" of "proxies" or who is a "participant" in any "election contest";

               (v) seek representation on the Board or a change in the composition or size of the Board other than as permitted by
          Article 2;

               (vi) request the Company or any of its directors, officers, employees or agents to amend or waive any provisions of this Section 5.2 or Article VII of the Company Charter or seek to challenge the legality or effect thereof; or

               (vii) assist, advise, encourage or act in concert with any person with respect to, or seek to do, any of the foregoing.


          Section 5.3 Restrictions on Transfer. Until the earlier of
(i) a Termination Event, or (ii) five years after the Shareholder Approval Date, LFREI, the Advancing Party, Buyer, and Investor will not, and will cause each of their Controlled Affiliates not to, directly or indirectly sell, transfer or otherwise dispose of (collectively, "Transfer") any shares of Company Common Stock except for: (a) Transfers made in compliance with the requirements of Rule 144 of the 1933 Act, (b) Transfers pursuant to negotiated transactions with third parties, provided the transferee acknowledges that it is subject to the provisions of Article 5 of this Agreement to which Investor is subject, (c) Transfers pursuant to or in accordance with the Registration Rights Agreement in a bona fide public offering, (d) Transfers to one or more Controlled Affiliates of Investor who agree to be bound by the terms and conditions of this Agreement, who make the representations set forth In Sections 4.8, 4.10 and 4.11 of the Stock Purchase Agreement and who satisfy the ownership criteria in the definition of "Investor", and (e) Transfers to a bona fide financial institution for the purpose of securing bona fide indebtedness of any Investor; provided, that no such Transfer shall result in the bona fide financial institution having Beneficial Ownership (or "Beneficial Ownership" or "Constructive Ownership," as such terms are defined in the Company Charter) of more than

9.8% of the Company Stock unless such bona fide financial institution acknowledges that it is subject to the provisions of Article 5 of this Agreement to which Investor is subject and the Company receives representations and covenants from such transferee requested by the Company relating to the Company's status as a REIT. Notwithstanding the foregoing, no Transfer under Section 5.3(a), (b) or (c), which would result in the applicable transferee having Beneficial Ownership (or "Beneficial Ownership" or "Constructive Ownership," as such terms are defined in the Company Charter) of more than 9.8% of the Company Stock or which would otherwise be in violation of the Charter shall occur unless the Company, in its sole discretion, approves such Transfer and receives representations and covenants from such transferee requested by the Company relating to the Company's status as a REIT.

          Section 5.4 Notice to Company. During the period specified in Section 5.3, if any party wishes to sell pursuant to subsection 5.3(a), (b) or (c) any shares of Company Common Stock, such party shall give the Company 15 days' prior written notice of such proposed sale, setting forth the number of shares of Company Common Stock that such party proposes to sell, the expected timing of the proposed sale, and the expected selling price of such sale, in order to enable the Company to make an offer to purchase such shares. During the period described in the preceding sentence, such party shall also notify the Company if such party reaches a formal board-level decision to sell shares of Company Common Stock representing more than 2% of the then outstanding shares of Company Common Stock.

          Section 5.5 Compliance with Insider Trading Policy. For as long as LFREI, the Advancing Party, Buyer or Investor Beneficially Owns any shares of Company Common Stock, such parties will, and will use their commercially reasonable efforts to cause their directors, officers, employees, agents, and representatives to, comply with the written policy of the Company reasonably designed to prevent violations of insider trading and similar laws.

          Section 5.6 Compliance with Article VII of the Company Charter. For as long as LFREI, the Advancing Party, Buyer or Investor Beneficially Owns any shares of Company Common Stock (unless the Standstill Period or any Standstill Extension Term is terminated by any of the actions set forth in Section 5.1(a)(iv), (v) or (vi) (or unless any such action occurs following the termination of the Standstill Period or any Standstill Extension Term) or by any other willful action by the Company which constitutes an Early Standstill Termination Event (or would constitute an Early Standstill Termination Event during the Standstill Period or any Standstill Extension Term)), such parties will comply with Article VII of the Company Charter and will not seek to challenge the legality or effect thereof.

          Section 5.7 Investment Company Matters. From and after the Shareholder Approval Date, if any, until a Termination Event, if any, Investor shall use its reasonable best efforts to not be or become an "investment company" or an entity "controlled" by an "investment company", as such terms are defined in the Investment Company Act of 1940, as amended.

          Section 5.8 Waiver of Restrictions and Limits. Provided that Shareholder Approval is obtained, subject to the provisions of Section 5.9, the Company shall take all actions, including by providing any necessary conditional exemptions from or amendments to (A) any restrictions or limits contained in Article VII of the Company Charter or (B) any agreement or instrument which governs ownership of shares of Company Stock by any person, necessary to permit Investor to Beneficially Own up to and including the greater of (i) 49.9% of the outstanding shares of Company Common Stock on an Adjusted Fully

Diluted basis and (ii) the percentage which represents the number of shares of Company Common Stock purchased pursuant to the Stock Purchase Agreement relative to the outstanding shares of Company Common Stock. If any third party shall be given the right to Beneficially Own more than 49.9% of the outstanding shares of Company Common Stock on an Adjusted Fully Diluted basis, the Company shall take all actions (including by providing the foregoing exemptions and amendments) to waive any and all restrictions or limits on Investor provided that such waiver does not result in the disqualification of the Company as a REIT. From and after a Termination Event, if any, the Company shall take all actions, including by providing any necessary exemptions from or amendments to (A) any restrictions or limits contained in Article VII of the Company Charter or (B) any agreement or instrument which governs ownership of shares of Company Stock by any person, necessary to permit Investor to Beneficially Own up to and including 15% of the outstanding shares of Company Common Stock, but shall not be required to take any action to permit Investor to Beneficially Own more than 15% of the outstanding shares of Company Common Stock. From and after the first date on which Investor does not own at least 9.8% of the outstanding shares of Company Common Stock, if any, the Company shall take all actions, including by providing any necessary exemptions from or amendments to (A) the ownership limits contained in Article VII of the Company Charter or (B) any agreement or instrument which governs ownership of shares of Company Stock by any person, necessary to permit Investor to Beneficially Own up to and including 9.8% of the outstanding shares of Company Common Stock, but shall not be required to take any action to permit Investor to Beneficially Own more than 9.8% of the outstanding shares of Company Common Stock. Notwithstanding the foregoing, Investor or the Company may at any time acquire Beneficial Ownership of the securities of such other party or its Affiliates to the extent permitted by applicable law and the provisions of the organizational documents of such party or its Affiliates, as applicable, and other agreements from time to time governing the ownership of such securities.

          Section 5.9 REIT Qualification. At any time Investor owns, or has the right to own, Company Common Stock in violation of the ownership limit provisions of the Charter, Investor shall immediately inform the Company if it believes that (i) any of the representations set forth in Sections 4.8, 4.10 or 4.11 of the Stock Purchase Agreement are not true at that time or have not been true at any time (taking into account the revised Schedule 4.10-A provided by the Company to Investor from time to time and disregarding the qualification relating to Buyer's or the Advancing Party's knowledge) or (ii) the Investor's ownership of interests in the Company may otherwise jeopardize the Company's tax status as a REIT. Investor shall from time to time, as reasonably required by the Company, cooperate (including by providing such information and documentation as may be reasonably required by the Company and available to Investor) with the Company to enable the Company to determine whether the above covenant has been and is being satisfied. In addition, Investor understands and agrees that the Company's grant to Investor of an exception to the ownership limit provisions of the Charter shall be conditioned upon the continuing accuracy of the representations set forth in Sections 4.8, 4.10 and 4.11 of the Stock Purchase Agreement (disregarding the qualification relating to Buyer's or the Advancing Party's knowledge and assuming no exceptions are set forth in Schedule 4.10-B)
and upon such exception otherwise not causing the Company to fail to qualify as a REIT for income tax purposes.


                               ARTICLE 6

                         Additional Covenants

          Section 6.1 Limitations on Corporate Actions

          The Company agrees that from and after the date of this Agreement, until a Termination Event, if any, it will not, and will not permit any of its Subsidiaries to:

          (a) incur any additional indebtedness such that total consolidated indebtedness for money borrowed (including for this purpose any indebtedness evidenced by notes, debentures, bonds or other similar instruments, or secured by any lien on any property or asset, all obligations issued or assumed as the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business), obligations under letters of credit, or similar credit transactions, and obligations which are required to be accounted for as capital leases) in an amount in excess of 50% of the sum of (i) the product of the number of outstanding shares of Common Stock of the Company and the number of outstanding OP Units times the then current market price of a share of Common Stock of the Company, and (ii) the total consolidated indebtedness for money borrowed (as described above); provided, however, that notwithstanding the foregoing, the Company shall be permitted to incur at any time indebtedness under a revolving line of credit up to a maximum amount outstanding of $90 million;

          (b) engage in any material business other than the ownership, management and development of shopping center properties in the Geographic Region; or

          (c) in the case of the Company, (1) terminate its eligibility for treatment as a real estate investment trust, as defined in the Code, or (2) take any action or fail to take any action which would reasonably be expected to, alone or in conjunction with any other factors, result in the loss of such eligibility, unless in the case of a failure to take action, such action is taken within thirty days.

     From and after the date of this Agreement, the Company shall take all action necessary to amend its by-laws to provide that (i) the taking of any action specified in Section 3.2(d) through (j) of this Agreement shall require the approval of the Board of Directors, and
(ii) the taking of any action specified in Section 3.2(a) through (c) (without regard to the dollar thresholds set forth therein) of this Agreement shall require the approval of the Board of Directors if any such transaction has a value at that time in excess of 1% of the Company's total assets.

     The agreements of the Company set forth in this Section 6.1 and in Section 6.2 shall be the "Corporate Action Covenants."

          Section 6.2 Conduct of Business. During the period from the date hereof to the sooner to occur of (A) the date on which the Remaining Equity Commitment shall be zero, and (B) if the Shareholder Approval vote fails, the date of the shareholder meeting at which the Shareholder Approval failed, each of the Company and each Subsidiary, except as otherwise consented to or approved by Buyer in writing or as permitted or required hereby will not:

          (a) pursuant to or within the meaning of any bankruptcy law:
     (i) commence a voluntary case, (ii) consent to the entry of an order for relief against it in an involuntary case, (iii) consent to the appointment of a custodian of it or for all or substantially all of its property, (iv) make a general assignment for the benefit of its creditors; or

          (b) subject to the right of the Company to terminate the Stock Purchase Agreement pursuant to Section 9.1(b)(iii) thereof, allow (i) the sale, lease, transfer, conveyance or other disposition (other that by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act), (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, or (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Buyer, becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of stock having more than 50% of the voting power of the Company.

          Section 6.3 Restrictions on Investments. From the date of this Agreement until the occurrence of a Termination Event, LFREI, the Advancing Party, Buyer, Investor and their Controlled Affiliates shall not, directly or indirectly, own any equity interest of more than 25% in the aggregate in any public or private real estate company (i) the primary business of which is the acquisition, development or management of unenclosed shopping centers in the Geographic Region and
(ii) which owns at least 60% of its real estate assets (based on book value) located in the Geographic Region, unless 75% of the Directors of the Company (other than the Investor Nominees) have consented to such ownership.


                               ARTICLE 7

                             Miscellaneous

          Section 7.1 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section, provided receipt of copies of such counterparts is confirmed.

          Section 7.2 Governing Law. THIS AGREEMENT SHALL BE GOV-
ERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF.

          Section 7.3 Entire Agreement. This Agreement (including agreements incorporated herein) and the Schedules and Exhibits hereto contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein. This Agreement is not intended to confer upon any person not a party hereto (and their successors and assigns) any rights or remedies hereunder, except that the persons named in
Section 2.4 shall be express third party beneficiaries of such Section.

          Section 7.4 Expenses. Except as set forth in the Stock Purchase Agreement, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. Without limiting the foregoing, the Company shall pay all costs and expenses incurred in connection with the solicitation of votes of shareholders of the Company to approve the transactions contemplated by the Stock Purchase Agreement.

          Section 7.5 Notices. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to the Company shall be addressed to:

                  Alexander Haagen Properties, Inc.
                  3500 Sepulveda Boulevard
                  Manhattan Beach, CA  90266-3696
                  Attention:  Alexander Haagen, Sr.
                  Telecopy:   (310) 545-6354

   with a copy to:

                  Latham & Watkins
                  633 West Fifth Street, Suite 4000
                  Los Angeles, CA  90071
                  Attention:  John M. Newell, Esq.
                  Telecopy:   (213) 891-8763
or at such other address and to the attention of such other person as the Company may designate by written notice to Investor. Notices to LFREI, the Advancing Party, Buyer or Investor shall be addressed to:

                  Lazard Freres Real Estate Investors, LLC
                  30 Rockefeller Plaza, 63rd Floor
                  New York, NY  10020
                  Attention:  Arthur P. Solomon
                  Telecopy:   (212) 632-6052

  with a copy to:

                  Cravath, Swaine & Moore
                  Worldwide Plaza
                  825 Eighth Avenue
                  New York, NY  10019
                  Attention:  Kevin J. Grehan, Esq.
                  Telecopy:   (212) 474-3700

          Section 7.6 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors (including, in the case LFREI, any successor to the principal business of LFREI). Neither party shall be permitted to assign any of its rights hereunder to any third party, except that any Investor shall be permitted to assign its rights hereunder to the same extent as Buyer or the Advancing Party is permitted to assign its rights under the Stock Purchase Agreement, provided that such person agrees to be bound by this Agreement.

          Section 7.7 Headings. The Section, Article and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.

          Section 7.8 Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Any party hereto may, only by an instrument in writing, waive compliance by another party hereto with any term or provision hereof on the part of such other party hereto to be performed orcomplied with. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.

          Section 7.9 Interpretation; Absence of Presumption

          (a) For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified,
     (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions.

          (b) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

          Section 7.10 Severability. Any provision hereof which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

          Section 7.11 Further Assurances. The Company and Investor agree that, from time to time, each of them will, and will cause their respective Affiliates to, execute and deliver such further instruments and take such other action as may be necessary to carry out the purposes and intents hereof.

          Section 7.12 Specific Performance. The Company and Investor each acknowledge that, in view of the uniqueness of arrangements contemplated by this Agreement, the parties hereto would not have an adequate remedy at law for money damages in the event that this Agreement were not performed in accordance with its terms, and therefore agree that the parties hereto shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which the parties hereto may be entitled at law or in equity.

          Section 7.13 Investor Breach. In the event Investor shall have breached (i) its obligation to effect a purchase of Company Common Stock pursuant to the Stock Purchase Agreement which breach is neither cured nor desisted from within 30 days of receipt of written notice of such breach, or (ii) any of its obligations under this Agreement which breach is neither cured nor desisted from within 30 days of receipt of written notice of such breach and which would reasonably be expected to materially adversely affect the Company, the Company shall no longer be required to perform any of its obligations hereunder.

          Section 7.14 Confidentiality. LFREI, the Advancing Party, Buyer and Investor agree that all information provided to any of them or any of their representatives pursuant to this Agreement shall be kept confidential, and such parties shall not (x) disclose such information to any persons other than the directors, officers, employees, financial advisors, legal advisors, accountants, consultants and affiliates of such parties who reasonably need to have access to the confidential information and who are advised of the confidential nature of such information or (y) use such information in a manner which would be detrimental to the Company; provided, however, the foregoing obligation of such parties shall not (a) relate to any information that (i) is or becomes generally available other than as a result of unauthorized disclosure by such parties or by persons to whom such parties have made such information available, (ii) is or becomes available to such parties on a non-confidential basis from a third party that is not, to such parties' knowledge, bound by any other confidentiality agreement with the Company, or (b) prohibit disclosure of any information if required by law, rule, regulation, court order or other legal or governmental process.

          Section 7.15 Public Releases and Announcements. The Company agrees that until a Termination Event, it shall endeavor to provide to Investor advance copies of, or, in the case of oral announcements, advance notice of, any public release or announcement concerning the Company to be issued, released or made by the Company or any of its Affiliates, in each case, if possible, at least one Business Day prior to such release or announcement.

          IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the day first above written.

                                      PROMETHEUS WESTERN RETAIL, LLC

                                      By:   LF STRATEGIC REALTY INVESTORS,
                                             L.P.
                                      Its:  Member

                                      By:   LAZARD FRERES REAL ESTATE
                                            INVESTORS, LLC
                                      Its:  General Partner


                                      By:   /s/ Anthony E. Meyer
                                          --------------------------
                                            Anthony E. Meyer
                                      Its:  Chief Investment Officer


                                      LAZARD FRERES REAL ESTATE
                                          INVESTORS, LLC


                                      By:   /s/ Anthony E. Meyer
                                          ---------------------------
                                            Anthony E. Meyer
                                      Its:  Chief Investment Officer


                                      LF STRATEGIC REALTY INVESTORS, L.P.

                                      By:   LAZARD FRERES REAL ESTATE
                                                 INVESTORS, LLC
                                      Its:     General Partner


                                      By:   /s/ Anthony E. Meyer
                                          ---------------------------
                                            Anthony E. Meyer
                                      Its:  Chief Investment Officer


                                      ALEXANDER HAAGEN PROPERTIES, INC.


                                      By:   /s/ Alexander Haagen
                                          ----------------------------
                                            Alexander Haagen, Sr.
                                      Its:  Chairman, Chief Executive
                                            Officer and President

                                                             EXHIBIT 3


                (EXHIBIT A to Stock Purchase Agreement)


---------------------------------------------------------------------



                     REGISTRATION RIGHTS AGREEMENT

                             by and among

                   ALEXANDER HAAGEN PROPERTIES, INC.

                                  and

                    PROMETHEUS WESTERN RETAIL, LLC

                              dated as of

                             June 1, 1997





---------------------------------------------------------------------

                           TABLE OF CONTENTS
                           -----------------
                                                                  Page
                                                                  ----

Section 1.  Definitions...........................................   1
       (a)    "Agreement".........................................   1
       (b)    "Buyer".............................................   1
       (c)    "Commencement Date".................................   1
       (d)    "Commission"........................................   1
       (e)    "Company"...........................................   1
       (f)    "Company Registration Expenses".....................   1
       (g)    "Demand Registration"...............................   2
       (h)    "Exchange Act"......................................   2
       (i)    "NASD"..............................................   2
       (j)    "Registrable Securities"............................   2
       (k)    "Registration Expenses".............................   2
       (l)    "Registration Suspension Period"....................   2
       (m)    "Securities Act"....................................   2
       (n)    "Stock Purchase Agreement"..........................   3
       (o)    "Suspension Notice".................................   3
       (p)    "Underwritten/Placed Offering"......................   3

Section 2.  Demand Registration...................................   3
       (a)    Obligation to File..................................   3
       (b)    Black-Out Periods of Buyer..........................   4
       (c)    Number of Demand Registrations......................   4
       (d)    Size of Demand Registration.........................   4
       (e)    Notice..............................................   5
       (f)    Expenses............................................   5
       (g)    Selection of Underwriters...........................   5

Section 3.  Incidental Registrations..............................   5
       (a)    Notification and Inclusion..........................   5
       (b)    Cut-back Provisions.................................   6
       (c)    Expenses............................................   6
       (d)    Duration of Effectiveness...........................   6

Section 4.  Registration Procedures...............................   7

Section 5.  Requested Underwritten Offerings......................   9

Section 6.  Preparation; Reasonable Investigation.................  10

Section 7.  Indemnification.......................................  10
       (a)    Indemnification by the Company......................  10
       (b)    Indemnification by Buyer............................  11
       (c)    Notices of Claims, etc..............................  11

                                                                  Page
                                                                  ----

       (d)    Other Indemnification...............................  12
       (e)    Indemnification Payments............................  12
       (f)    Contribution........................................  12

Section 8.  Covenants Relating to Rule 144........................  12

Section 9.  Miscellaneous.........................................  13
       (a)    Counterparts........................................  13
       (b)    Governing Law.......................................  13
       (c)    Entire Agreement....................................  13
       (d)    Notices.............................................  13
       (e)    Successors and Assigns..............................  14
       (f)    Headings............................................  14
       (g)    Amendments and Waivers..............................  14
       (h)    Interpretation; Absence of Presumption..............  14
       (i)    Severability........................................  15

          REGISTRATION RIGHTS AGREEMENT (the "Agreement"), dated as of June 1, 1997, by and among Alexander Haagen Properties, Inc., a Maryland corporation (the "Company") and Prometheus Western Retail, LLC, a Delaware limited liability corporation ("Buyer"). Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Stock Purchase Agreement (as herein after defined).

          WHEREAS, the Company, LF Strategic Realty Investors L.P., and Buyer have entered into a Stock Purchase Agreement, dated as of June 1, 1997 (the "Stock Purchase Agreement"), that provides for the purchase by Buyer and sale by the Company to Buyer of shares of Company Common Stock; and

          WHEREAS, in order to induce Buyer to enter into the Stock Purchase Agreement, the Company has agreed to provide the registration rights set forth herein;

          NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

          Section 1. Definitions. As used herein, the following terms shall have the following meanings:

          (a) "Agreement" shall have the meaning set forth in the first paragraph hereof.

          (b) "Buyer" shall mean Buyer, and shall also include any Affiliate of Buyer of which Buyer or LF Strategic Realty Investors, L.P., directly or indirectly, Beneficially Owns 98% or more of the voting power and of the economic interests, or any bona fide financial institution to which any Buyer has Transferred (including upon foreclosure of a pledge) shares of Company Stock for the purpose of securing bona fide indebtedness of any Buyer. (Capitalized terms used in this definition and not defined herein shall have the meanings ascribed to them in the Stockholders Agreement).

          (c) "Commencement Date" shall mean the first anniversary of the date of this Agreement.

          (d) "Commission" shall mean the Securities and Exchange
     Commission, and any successor thereto.

          (e) "Company" shall have the meaning set forth in the first paragraph hereof.

          (f) "Company Registration Expenses" shall mean the fees and disbursements of counsel and independent public accountants for the Company incurred in connection with the Company's performance of or compliance with this

     Agreement, including the expenses of any special audits or "cold comfort" letters required by or incident to such performance and compliance, and any premiums and other costs of policies of insurance obtained by the Company against liabilities arising out of the sale of any securities.

          (g) "Demand Registration" shall have the meaning set forth in Section 2(a).

          (h) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and any successor thereto, and the rules and regulations thereunder.

          (i) "NASD" shall mean the National Association of Securities Dealers, Inc.

          (j) "Registrable Securities" shall mean (i) any and all shares of Company Common Stock acquired by Buyer pursuant to the Stock Purchase Agreement, (ii) any and all securities acquired by Buyer pursuant to Section 4.2 of the Stockholders Agreement, and
     (iii) any securities issued or issuable with respect to any Company Common Stock or other securities referred to in clause
     (i) or (ii) by way of conversion, exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (B) such securities shall have been sold in accordance with Rule 144 (or any successor provision) under the Securities Act or (C) such securities are eligible to be resold pursuant to Rule 144(k).

          (k) "Registration Expenses" shall mean all registration, filing and stock exchange or NASD fees, all fees and expenses of complying with securities or blue sky laws, all printing expenses, messenger and delivery expenses, any fees and disbursements of any separate counsel retained by Buyer, and transfer taxes, if any, and any premiums and other costs of policies of insurance obtained by Buyer against liabilities arising out of the public offering of securities, including Company Registration expenses, but specifically excludes any fees and disbursements of underwriters customarily paid by sellers of securities who are not the issuers of such securities and all underwriting discounts and commissions.

          (l) "Registration Suspension Period" shall have the meaning set forth in Section 2(b).

          (m) "Securities Act" shall mean the Securities Act of 1933, as amended, and any successor thereto, and the rules and regulations thereunder.

          (n) "Stock Purchase Agreement" shall have the meaning set forth in the second paragraph hereof.

          (o) "Suspension Notice" shall have the meaning set forth in
     Section 2(b).

          (p) "Underwritten/Placed Offering" shall mean a sale of securities of the Company to an underwriter or underwriters for reoffering to the public or on behalf of a person other than the Company through an agent for sale to the public.

          Section 2. Demand Registration

          (a) Obligation to File. At any time following the Commencement Date, promptly upon the written request of Buyer, the Company will use its reasonable best efforts to file with the Commission a registration statement under the Securities Act for the offering of all of the Registrable Securities which Buyer requests to be registered (the "Demand Registration"). The Demand Registration shall be on an appropriate form and the Demand Registration and any form of prospectus included therein shall reflect such plan of distribution or method of sale as Buyer notifies the Company, including the sale of some or all of the Registrable Securities in a public offering or, if requested by Buyer, subject to receipt by the Company of such information (including information relating to purchasers) as the Company reasonably may require, (i) in a transaction constituting an offering outside the United States which is exempt from the registration requirements of the Securities Act in which the seller undertakes to effect registration after the completion of such offering in order to permit such shares to be freely tradeable in the United States, (ii) in a transaction constituting a private placement under Section 4(2) of the Securities Act in connection with which the seller undertakes to effect a registration after the conclusion of such placement to permit such shares to be freely tradeable by the purchasers thereof, or (iii) in a transaction under Rule 144A of the Securities Act in connection with which the seller undertakes to effect a registration after the conclusion of such transaction to permit such shares to be freely tradeable by the purchasers thereof. The Company shall use its reasonable best efforts to cause the Demand Registration to become effective, and, upon the request of Buyer, keep the Demand Registration effective for up to 90 days, unless the distribution of securities registered thereunder has been earlier completed; provided, however, that if such Demand Registration will require the Company to prepare or file audited financial statements with respect to any fiscal year by a date prior to the date on which the Company would otherwise be required to prepare and file such audited financial statements, then Buyer must notify the Company at least thirty days in advance of the date upon which such audited financial statements will be required to be filed. During the period during which the Demand Registration is effective, the Company shall supplement or make amendments to the Demand Registration, if required by the Securities Act or if reasonably requested by Buyer or an underwriter of Registrable Securities, including to reflect any specific plan of distribution or method of sale, and shall use its reasonable best efforts to have such supplements and amendments declared effective, if required, as soon as practicable after filing.

          (b) Black-Out Periods of Buyer. Notwithstanding anything herein to the contrary, (i) the Company shall have the right from time to time to require Buyer not to sell under the Demand Registration or to suspend the effectiveness thereof during the period starting with the date 30 days prior to the Company's good faith estimate, as certified in writing by an executive officer of the Company to Buyer, of the proposed date of filing of a registration statement or a preliminary prospectus supplement relating to an existing shelf registration statement, in either case, pertaining to an underwritten public offering of equity securities of the Company for the account of the Company, and ending on the date 75 days following the effective date of such registration statement or the date of filing of the final prospectus supplement, and (ii) the Company shall be entitled to require Buyer not to sell under the Demand Registration or to suspend the effectiveness thereof (but not for a period exceeding 75 days in any calendar year) if the Company determines, in its good faith judgment, that such offering or continued effectiveness would interfere with any material financing, acquisition, disposition, corporate reorganization or other material transaction involving the Company or any of its subsidiaries or public disclosure thereof would be required prior to the time such disclosure might otherwise be required, or when the Company is in possession of material information that it deems advisable not to disclose in a registration statement.

          Once any registration statement filed pursuant to this
     Section 2 or in which Registrable Securities are included pursuant to Section 3 has been declared effective, any period during which the Company fails to keep such registration statement effective and usable for resale of Registrable Securities for the period required by Section 4(b) shall be referred to as a "Registration Suspension Period". A Registration Suspension Period shall commence on and include the date that the Company gives written notice to Buyer of its determination that such registration statement is no longer effective or usable for resale of Registrable Securities (the "Suspension Notice") to and including the date when the Company notifies Buyer that the use of the prospectus included in such registration statement may be resumed for the disposition of Registrable Securities.

          (c) Number of Demand Registrations. The Company shall be obligated to effect, under this Section 2, only six Demand Registrations (no more than two of which may be requested in any two-year period). A Demand Registration shall not be deemed to have been effected, nor shall it be sufficient to reduce the number of Demand Registrations available to Buyer under this
     Section 2, if such registration cannot be used by Buyer for more than 60 days as a result of any stop order, injunction or other order of the Commission or other Government Authority for any reason other than an act or omission of Buyer and all the Registerable Securities registered thereunder are not sold.

          (d) Size of Demand Registration. The Company shall not be required to effect a Demand Registration of less than a fair market value, based on the closing market price on the trading day immediately prior to the date of notice (as reported in the Wall Street Journal), of $10,000,000, except that if the fair market value, based on the closing market price on the trading day immediately prior to the date of notice (as reported in the Wall Street Journal), of the Registrable Securities outstanding is less than $10,000,000, then the Company shall be required to effect a Demand Registration of all of the remaining Registrable Securities outstanding.

          (e) Notice. The Company shall give Buyer prompt notice in the event that the Company has suspended sales of Registrable Securities under Section 2(b).

          (f) Expenses. All Registration Expenses incurred in connection with the first three Demand Registrations which may be requested under this Section 2 shall be borne by the Company, with Buyer only paying underwriting fees and discounts. All Registration Expenses and underwriting fees and discounts incurred in connection with any further Demand Registrations which may be requested under this Section 2 shall be borne by Buyer.

          (g) Selection of Underwriters. Any and all underwriters or other agents involved in any sale of Registrable Securities pursuant to a registration statement contemplated by this Section 2 shall include such underwriter(s) or other agent(s) as selected by Buyer and approved of by the Company, which approval shall not be unreasonably withheld; provided that any Affiliate of Buyer shall in all events be approved by the Company.

          Section 3. Incidental Registrations

          (a) Notification and Inclusion. If the Company proposes to register for its own account any common equity securities of the Company or any securities convertible into common equity securities of the Company under the Securities Act (other than a registration relating solely to the sale of securities to participants in a dividend reinvestment plan, a registration on Form S-4 relating to a business combination or similar transaction permitted to be registered on such Form S-4, a registration on Form S-8 relating solely to the sale of securities to participants in a stock or employee benefit plan, a registration permitted under Rule 462 under the Securities Act registering additional securities of the same class as were included in an earlier registration statement for the same offering, and declared effective), the Company shall, at each such time after the Commencement Date until Buyer no longer holds Registerable Securities, promptly give written notice of such registration to Buyer. Upon the written request of Buyer given within 10 days after receipt of such notice by Buyer, the Company shall seek to include in such proposed registration such Registrable Securities as Buyer shall request be so included and shall use its reasonable best efforts to cause a registration statement covering all of the Registrable Securities that Buyer has requested to be registered to become effective under the Securities Act. The Company shall be under no obligation to complete any offering of securities it proposes to make under this Section 3 and shall incur no liability to Buyer for its failure to do so. If, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determi- nation to Buyer and, thereupon, (i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith) and (ii) in the case of a determination to delay registering, the Company shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities.

          (b) Cut-back Provisions. If a registration pursuant to this
     Section 3 involves an Underwritten/Placed Offering of the securities so being registered, whether or not solely for sale for the account of the Company, which securities are to be distributed by or through one or more underwriters of recognized standing under underwriting terms customary for such transaction, and the underwriter or the managing underwriter, as the case may be, of such Underwritten/ Placed Offering shall inform the Company of its belief that the amount of securities requested to be included in such registration or offering exceeds the amount which can be sold in (or during the time of) such offering without delaying or jeopardizing the success of the offering (including the price per share of the securities to be sold), then the Company will include in such registration (i) first, all the securities of the Company which the Company proposes to sell for its own account or the account of others (other than Buyer) requesting inclusion in such registration pursuant to rights to registration on request, and (ii) second, to the extent of the amount which the Company is so advised can be sold in (or during the time of) such offering, Registrable Securities and other securities requested to be included in such registration, pro rata among Buyer and others exercising incidental registration rights, on the basis of the shares of Company Common Stock owned by all such persons.

          (c) Expenses. The Company shall bear and pay all Company Registration Expenses incurred in connection with any registration of Registrable Securities pursuant to this Section 3 for Buyer, and all Registration Expenses incurred in connection with any registration of any securities for the Company's own account referred to in the first sentence of Section 3(a), and Buyer shall bear and pay all Registration Expenses (other than Company Registration Expenses) and all underwriting fees and discounts incurred in connection with any registration of Registrable Securities pursuant to this Section 3 for Buyer.

          (d) Duration of Effectiveness. At the request of Buyer, the Company shall, subject to Section 2(b), use its reasonable best efforts to keep any registration statement for which Registrable Securities are included under this Section 3 effective and usable for up to 90 days (subject to extension for the length of any Registration Suspension Period), unless the distribution of securities registered thereunder has been earlier completed; provided, however, that in no event will the Company be required to prepare or file audited financial statements with respect to any fiscal year by a date prior to the date on which the Company would be so required to prepare and file such audited financial statements if such registration statement were no longer effective and usable.

          Section 4. Registration Procedures. In connection with the filing of any registration statement as provided in Section 2 or 3, the Company shall use its reasonable best efforts to, as expeditiously as reasonably practicable:

          (a) prepare and file with the Commission the requisite registration statement (including a prospectus therein) to effect such registration and use its reasonable best efforts to cause such registration statement to become effective, provided that before filing such registration statement or any amendments or supplements thereto, the Company will furnish to the counsel selected by Buyer copies of all such documents proposed to be filed, which documents will be subject to the review of such counsel before any such filing is made, and the Company will comply with any reasonable request made by such counsel to make changes in any information contained in such documents relating to Buyer;

          (b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to maintain the effectiveness of such registration and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement until the earlier of such time as all of such securities have been disposed of and the date which is 90 days after the date of initial effectiveness of such registration statement;

          (c) furnish to Buyer such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statements (including each complete prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, including documents incorporated by reference, as Buyer may reasonably request;

          (d) register or qualify all Registrable Securities under such other securities or blue sky laws of such jurisdictions as Buyer shall reasonably request, to keep such registration or qualification in effect for so long as such registration statement remains in effect, and take any other action which may be reasonably necessary or advisable to enable Buyer to consummate the disposition in such jurisdictions of the securities owned by Buyer, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this paragraph be obligated to be so qualified, or to consent to general service of process in any such jurisdiction, or to subject the Company to any material tax in any such jurisdiction where it is not then so subject;

          (e) cause all Registrable Securities covered by such registration statement to be registered with or approved by such other Government Authority as may be reasonably necessary to enable Buyer to consummate the disposition of such Registrable Securities;

          (f) furnish to Buyer a signed counterpart, addressed to Buyer (and the underwriters, if any), of

               (i) an opinion of counsel for the Company, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to Buyer, and

               (ii) to the extent permitted by then applicable rules of professional conduct, a "comfort" letter, dated the effective date of such registration statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company's financial statements included in such registration statement, covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' letter, with respect to events subsequent to the date of such financial statements, all as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to the underwriters in underwritten public offerings of securities;

          (g) immediately notify Buyer at any time when the Company becomes aware that a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of Buyer promptly prepare and furnish to Buyer a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

          (h) comply or continue to comply in all material respects with the Securities Act and the Exchange Act and with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act, and not file any amendment or supplement to such registration statement or prospectus to which Buyer shall have reasonably objected on the grounds that such amendment or supplement does not comply in all material respects with the requirements of the Securities Act, having been furnished with a copy thereof at least five Business Days prior to the filing thereof;

          (i) provide a transfer agent and registrar for all Registrable Securities covered by such registration statement not later than the effective date of such registration statement; and

          (j) list all Company Common Stock covered by such registration statement on any securities exchange on which any of the Company Common Stock is then listed.

Buyer shall furnish in writing to the Company such information regarding Buyer (and any of its affiliates), the Registrable Securities to be sold, the intended method of distribution of such Registrable Securities, and such other information requested by the Company as is necessary for inclusion in the registration statement relating to such offering pursuant to the Securities Act and the rules of the Commission thereunder. Such writing shall expressly state that it is being furnished to the Company for use in the preparation of a registration statement, preliminary prospectus, supplementary prospectus, final prospectus or amendment or supplement thereto, as the case may be.

     Buyer agrees by acquisition of the Registrable Securities that upon receipt of any notice from the Company of the happening of any event of the kind described in paragraph (g) of this Section 4, Buyer will forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until Buyer's receipt of the copies of the supplemented or amended prospectus contemplated by paragraph (g) of this Section 4.

          Section 5. Requested Underwritten Offerings. If requested by the underwriters for any underwritten offerings by Buyer, under a registration requested pursuant to Section 2(a), the Company will enter into a customary underwriting agreement with such underwriters for such offering, to contain such representations and warranties by the Company and such other terms as are customarily contained in agreements of this type, including indemnities to the effect and to the extent provided in Section 7. Buyer shall be a party to such underwriting agreement and may, at its option, require that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of Buyer. Buyer shall not be required to make any representations or warranties to or agreement with the Company or the underwriters other than representations, warranties or agreements regarding Buyer and Buyer's intended method of distribution and any other representation or warranty required by law.

          Section 6. Preparation; Reasonable Investigation. In connection with the preparation and filing of the registration statement under the Securities Act, the Company will give Buyer, its underwriters, if any, and their respective counsel, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Company with its officers, its counsel and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of Buyer's and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

          Section 7. Indemnification

          (a) Indemnification by the Company. In the event of any registration of any Registrable Securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless Buyer, each other person who participates as an underwriter in the offering or sale of such securities and each other person who controls any such underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which Buyer or any such underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in the registration statement under which such Registrable Securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company will reimburse Buyer and each such underwriter and controlling person for any reasonable legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceedings; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by Buyer or any other person who participates as an underwriter in the offering or sale of such securities, in either case, specifically stating that it is for use in the preparation thereof, and provided, further, that the Company shall not be liable to any person who participates as an underwriter in the offering or sale of Registrable Securities or any other person, if any, who controls such underwriter within the meaning of the Securities Act in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such person's failure to send or give a copy of the final prospectus or supplement to the persons asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such person if such statement or omission was corrected in such final prospectus or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of Buyer or any such underwriter or controlling person and shall survive the transfer of such securities by Buyer.

          (b) Indemnification by Buyer. The Buyer will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in paragraph (a) of this Section 7) the Company, each director of the Company, each officer of the Company and each other person, if any, who controls the Company within the meaning of the Securities Act, and each other person who participates as an underwriter in the offering or sale of such securities and each other person who controls any such underwriter within the meaning of the Securities Act, with respect to any untrue statement or alleged untrue statement of a material fact in or omission or alleged omission to state a material fact from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by Buyer specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any such director, officer, or controlling person and shall survive the transfer of such securities by Buyer.

          (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to the indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation.

          (d) Other Indemnification. Indemnification similar to that specified in the preceding paragraphs of this Section 7 (with appropriate modifications) shall be given by the Company and Buyer with respect to any required registration or other qualification of securities under any federal or state law or regulation of Governmental Authority other than the Securities Act.

          (e) Indemnification Payments. The indemnification required by this Section 7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

          (f) Contribution. If, for any reason, the foregoing indemnity is unavailable, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the expense, loss, damage or liability, (i) in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other (determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission), or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in the proportion as is appropriate to reflect not only the relative fault of the indemnifying party and the indemnified party, but also the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation.

          Section 8. Covenants Relating to Rule 144. The Company will file in a timely manner (taking into account any extensions granted by the Commission), information, documents and reports in compliance with the Exchange Act and will, at its expense, forthwith upon the request of Buyer, deliver to Buyer a certificate, signed by the Company's principal financial officer, stating (a) the Company's name, address and telephone number (including area code), (b) the Company's Internal Revenue Service identification number, (c) the Company's Commission file number, (d) the number of shares of Company Common Stock and the number of shares of Company Preferred Stock outstanding as shown by the most recent report or statement published by the Company, and (e) whether the Company has filed the reports required to be filed under the Exchange Act for a period of at least 90 days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder. If at any time the Company is not required to file reports in compliance with either Section 13 or
Section 15(d) of the Exchange Act, the Company will, at its expense, forthwith upon the written request of Buyer, make available adequate current public information with respect to the Company within the meaning of paragraph (c)(2) of Rule 144 of the General Rules and Regulations promulgated under the Securities Act.

          Section 9. Miscellaneous

          (a) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party. Copies of executed counterparts transmitted by telecopy, telefax or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 9, provided receipt of copies of such counterparts is confirmed.

          (b) Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO THE CHOICE OF LAW PRINCIPLES THEREOF.

          (c) Entire Agreement. This Agreement (including agreements incorporated herein) contains the entire agreement between the parties with respect to the subject matter hereof and there are no agreements or understandings between the parties other than those set forth or referred to herein. This Agreement is not intended to confer upon any person not a party hereto (and their successors and assigns) any rights or remedies hereunder.

          (d) Notices. All notices and other communications hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, telefax or other electronic transmission service to the appropriate address or number as set forth below. Notices to the Company shall be addressed to:

          Alexander Haagen Properties, Inc.
          3500 Sepulveda Boulevard
          Manhattan Beach, CA 90266-3696
          Attention:  Alexander Haagen, Sr.
          Telecopy Number:  (310) 545-6354

          with a copy to:

          Latham & Watkins
          633 W. Fifth Street, Suite 4000
          Los Angeles, CA 90071
          Attention:  John M. Newell, Esq.
          Telecopy Number:  (213) 891-8763

or at such other address and to the attention of such other person as the Company may designate by written notice to Buyer. Notices to Buyer shall be addressed to:

          Prometheus Western Retail, LLC
          c/o Lazard Freres Real Estate Investors, LLC
          Thirty Rockefeller Plaza, 63rd Floor
          New York, NY 10020
          Attention:  Arthur P. Solomon

         Telecopy Number:  (212) 632-6052

         with a copy to:

         Cravath, Swaine & Moore
         825 Eighth Avenue
         New York, NY 10019
         Attention:  Kevin Grehan, Esq.
         Telecopy Number:  (212) 474-3700

          (e) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors. Neither party shall be permitted to assign any of its rights hereunder to any third party, except that if
     (i) Buyer transfers or pledges any or all Registrable Securities to a bona fide financial institution as security for any bona fide indebtedness of any Buyer and such financial institution agrees to be bound by the Stockholders Agreement, the pledgee of the Registrable Securities shall be considered an intended beneficiary hereof and may exercise all rights of Buyer hereunder, and (ii) any person included within the definition of the term Buyer shall be permitted to assign its rights hereunder to any other person included within such definition.

          (f) Headings. The Section and other headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections or other headings contained herein mean Sections or other headings of this Agreement unless otherwise stated.

          (g) Amendments and Waivers. This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought. Either party hereto may, only by an instrument in writing, waive compliance by the other party hereto with any term or provision hereof on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any term or provision hereof shall not be construed as a waiver of any subsequent breach.

          (h) Interpretation; Absence of Presumption. For the purposes hereof, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, paragraph or other references are to the Sections, paragraphs, or other references to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, and (v) provisions shall apply, when appropriate, to successive events and transactions.

          This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

          (i) Severability. Any provision hereof which is invalid or unenforceable shall be ineffective to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof.

          IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto as of the day first above written.

                             ALEXANDER HAAGEN PROPERTIES, INC.


                             By: /s/ ALEXANDER HAAGEN SR.
                                 -----------------------------------------
                             Name:  Alexander Haagen, Sr.
                             Title: Chairman, President and Chief
                                    Executive Officer

                             PROMETHEUS WESTERN RETAIL, LLC

                                 by:  LF Strategic Realty Investors, L.P.,
                                      its member

                                      by:  Lazard Freres Real Estate
                                           Investors, LLC, its general
                                           partner


                             By: /s/ ANTHONY E. MEYER
                                 -----------------------------------------
                             Name:  Anthony E. Meyer
                             Title: Chief Investment Officer

                                                             EXHIBIT 4


          TAG-ALONG AGREEMENT made this 1st day of June, 1997 between certain holders of shares of the outstanding voting Common Stock, $0.01 par value per share ("Common Stock"), of Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"), set forth on the signature page hereof (each, a "Stockholder" and, collectively, the "Stockholders"), and LF Strategic Realty Investors L.P., a Delaware limited partnership and Prometheus Western Retail, LLC, a Delaware limited liability company (each, an "Investor" and, collectively, the "Investors").


                         R E C I T A L S

     A. Concurrently with the execution of this Agreement, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 1, 1997, between the Company and certain of the Investors, the parties thereto entered into a series of transactions, including the sale to the Investor of certain shares of the Company's Common Stock (all such transactions between the Company and the Investors are hereinafter collectively referred to as the "Transactions").

     B. As a condition to the Stock Purchase Agreement, the Company and the Investors entered into a Stockholders' Agreement (the "Investors' Stockholders' Agreement") and a Registration Rights Agreement (the "Investors' Registration Agreement"), each dated as of June 1, 1997 providing for certain rights and restrictions with respect to the investment in the Company by the Investors.

     C. Concurrently with the execution of this Agreement, the Stockholders, the Company and the Investors have entered into a Stockholders' Voting Agreement (the "Voting Agreement") and a Stockholders' Agreement (the "Stockholders' Agreement") pursuant to which the Stockholders agreed to vote in favor of the transactions and providing for certain rights for the Stockholders with respect to the investment in the Company by the Investors. In addition, the Company and the Stockholders have entered into a Registration Rights Agreement dated as of June 1, 1997 (the "Stockholders Registration Agreement") providing for certain rights and restrictions for the Stockholders.

     D. As a condition to the Voting Agreement, the Company and certain of the Stockholders have entered into employment agreements, effective upon the approval of the Transactions by the Company's shareholders.

     E. In order to induce the Investors to enter into the Transactions and to induce the Stockholders to support the Transactions, the Stockholders and Investors have agreed to grant each other certain tag-along rights with respect to the shares of the Common Stock, $0.01 par value per share, of the Company (the "Common Stock") that each of them now or hereafter beneficially owns, including the partnership units of the Alexander Haagen Properties Operating Partnership, L.P., or the issued and outstanding shares of Common Stock as well as shares of Common Stock that may be issued hereafter upon the exercise of options, stock dividends, distributions, subdivisions, combinations, reclassifications, or otherwise (the shares subject to the tag-along rights are hereinafter referred to as the "Subject Stock").

          NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1. Stockholders Transfer Restrictions. For so long as the Stockholders own, in the aggregate, 5% or more of the Common Stock, on a fully diluted basis, each Stockholder agrees that it will not offer, sell, transfer, assign or otherwise dispose of (collectively, "Transfer") by means of a firm commitment underwriting, other than Transfers equal to or less than 1,000,000 shares of the Subject Stock or Transfers undertaken solely for estate planning or to solely satisfy tax obligations of the Stockholders, any of the Subject Stock without complying with the provisions of Section 2 below.

2. Tag-Along Procedures.

          (a) The Investors' right to participate in any Transfers of the Subject Stock by the Stockholders shall be governed by the provisions set forth below.

          (b) In the event any of the stockholders desires to Transfer any of the Subject Stock, such Stockholders shall notify the Investors in writing of each such proposed Transfer. Such notice shall set forth: (1) the number of shares of the Subject Stock proposed to be Transferred; (ii) the proposed amount of consideration and other material terms and conditions of the transaction offered by the underwriters, including, without limitation, the scheduled closing date, if any (the "Terms"); and
(iii) the aggregate number of shares the transferee may purchase from the Investors (the "Maximum Tag-Along") which number shall be equal to the lesser of (i) 10% of the number of shares of the Subject Stock or (ii) the total number of shares of

Common Stock beneficially owned by the Investors (the "Investors
Stock").

          (c) The tag-along right may be exercised by the Investors, acting together but not separately, by delivery of a written notice to the Stockholders (the "Tag-Along Notice") within 10 business days following receipt of the notice specified in Section 2(b) which notice shall state the number of shares of Common Stock (which may not exceed the Maximum Tag-Along) that the investors wish to include in such Transfer to the underwriters pursuant to the Terms.

          (d) Upon the giving of a Tag-Along Notice, the Investors shall be unconditionally obligated to sell the number of shares of Common Stock set forth in the Tag-Along Notice to the underwriters subject to the Terms and shall execute the underwriting agreement required by such underwriters on the terms and conditions negotiated by the Stockholders. If Investor has not provided the Tag-Along Notice within the 10 business-day period referred to above, the Stockholders shall have the right to Transfer up to that number of shares of the Subject Stock as was specified pursuant to Section 7(b)(i) to the underwriters on the Terms without further notice to Investor.

          (e) At the closing of the tag-along sale to any underwriters (of which the Stockholders shall give the Investors, if the Investors provided the Tag-Along Notice, at least three business days' prior written notice), the documentation of such transaction shall provide that the underwriters shall remit to the Investors the consideration (payable in funds available no later than any funds paid to the Stockholders in connection with their concurrent sale of shares) for the sales price of the shares of the Common stock of the Investors sold pursuant hereto, upon execution by the Investors of certificates or other instruments representing the Common Stock, appropriately endorsed or executed by such Investor sufficient to Transfer ownership of such Common Stock to the underwriters or their designees.

3. Investor Transfer Restrictions. So long as any of the Stockholders remain active in the management of the Company or the Stockholders own, in the aggregate, 5% or more of the Common Stock, on a fully diluted basis, each Investor agrees that it will not, directly or indirectly, Transfer any of the Subject Stock without complying with the provisions of Section 4 below.

4. Stockholders Tag-Along Procedures.

          (a) The Stockholders' right to participate in any Transfers of the Subject Stock by the Stockholders shall be governed by the provisions set forth below.

          (b) In the event an Investor desires to Transfer any of the Subject Shares, the Investors shall notify the Stockholders in writing of each such proposed Transfer. Such notice shall set forth: (i) the number of shares of the Subject Stock proposed to be transferred; (ii) the proposed amount and form of consideration and other material terms and conditions of the transaction offered by the transferee, including, without limitation, the scheduled closing date, if any (the "Terms"); and
(iii) the number of shares the transferee may purchase from the Stockholders (the "Maximum Tag-Along") which number shall be equal to the lesser of (i) 25% of the number of shares of the Subject Stock proposed to be Transferred and (ii) the total number of shares of Common Stock beneficially owned by the Stockholders (the "Family Stock").

          (c) The Tag-along right may be exercised by the Stockholders by delivery of a written notice to the Investors (the "Tag-Along Notice") within 10 business days following receipt of the notice specified in Section 4(b) which notice shall state the number of shares of Common Stock (which may not exceed the Maximum Tag-Along) that the Stockholders wish to include in such Transfer to the transferee pursuant to the Terms.

          (d) Upon the giving of a Tag-Along Notice, the Stockholders shall be unconditionally obligated to sell the number of shares of Common Stock set forth in the Tag-Along Notice to the transferee subject to the Terms. If a Stockholder has not provided the Tag-Along Notice within the 10 business-day period referred to above, the Investors shall have the right to Transfer up to that number of shares of the Subject Stock as was specified pursuant to Section 4(b)(i) to the transferee on the Terms without further notice to the Stockholders.

          (e) At the closing of the tag-along sale to any transferee (of which the Investors shall give the Stockholders, if Investor provided the Tag-Along Notice, at least three business days' prior written notice), the documentation of such transaction shall provide that the transferee shall remit to the Stockholders the consideration (payable, and if the consideration includes cash, in funds available no later than any funds paid to the Investors in connection with his concurrent sale of shares) for the sales price of the shares of the Common Stock of Investor sold pursuant hereto, upon execution by the Stockholders of certificates or other instruments representing the Common Stock, appropriately endorsed or executed by such Investor sufficient to Transfer ownership of such Common Stock to the transferee.

5. Holdback Events.

          Each of the Stockholders and Investors (collectively, the "Holders") shall not, if requested (pursuant to a timely written notice) by the managing underwriter or underwriters of an underwritten offering of Subject Stock (an "Underwritten Offering"), effect any public or private sale of any Common Stock, including a sale pursuant to Rule 144 or Rule 144A, during the period ("Holdback Period") beginning 14 days prior to, and ending 90 days after, the effective date of the registration statement relating to such Underwritten Offering; provided, however, that this Section 5 shall not preclude or in any way restrict:

          (a) any sale by one or more Stockholders in a single, privately negotiated block trade of Common Stock aggregating more than 5% of the Common Stock then outstanding and such purchaser agrees to be bound by the restrictions of this Section 5;

          (b) any sale by any Holder who, immediately prior to such sale, beneficially owns (directly or indirectly) through affiliates or otherwise less than 5% of the Common Stock then outstanding; and

          (c) any sale by the Holders unless the Company shall have obtained from each beneficial owner of 5% or more of the Common Stock then outstanding written agreements applicable to such Underwritten Offering on terms substantially similar to those of this Section 5.

          The foregoing provisions shall not apply to any Holder if such Holder is prevented by applicable statute or regulation from entering into such agreement provided, however, that any such Holder shall undertake, in its request to participate in any Underwritten Offering, not to effect any public sale or distribution of any commencing on the date of sale of such Subject Stock unless it has provided 45 days' prior written notice of such sale or distribution to the underwriter or underwriters.

          The aggregate number of days during which one or more
Holdback Periods are in effect shall not exceed 104 days during any 12-month period.

6.  Miscellaneous.

          (a) Remedies. Each party hereto, in addition to being entitled to exercise all rights provided herein and granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Stockholders and the Investors agree that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by the other of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

          (b) No Inconsistent Agreements. Neither the
Stockholders nor the Investors will on or after the date of this Agreement enter into any agreement with respect to the Subject Stock which is inconsistent with the rights granted to the other in this Agreement or otherwise conflicts with the provisions hereof. Each of the Stockholders and the Investors represents and warrants to the other that the rights granted herein do not in any way conflict with and are not inconsistent with the rights granted to any other persons or entities by the Stockholder or Investor, as the case may be, with respect to the Subject Stock.

          (c) Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the parties hereto agree in writing.

          (d) Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered First-class mail, telex, telecopier, or air courier guaranteeing overnight delivery:

       If to the Stockholders:  Mr. Alexander Haagen
                                c/o Alexander Haagen
                                Properties, Inc.
                                3500 Sepulveda Boulevard
                                Manhattan Beach, California
                                  90266
       with a copy to:          Stroock & Stroock & Lavan
                                2029 Century Park East
                                Suite 1800
                                Los Angeles, California 90067
                                Attention: Glenn D. Smith, Esq.

       If to the Investors:     LF Strategic Realty Investors
                                  L.P.
                                Thirty Rockefeller Plaza
                                63rd Floor
                                New York, New York 10020
                                Attention: Arthur P. Solomon

       with a copy to:          Cravath, Swaine & Moore
                                825 Eighth Avenue
                                New York, New York 10019
                                Attention: Kevin Grehan, Esq.

          All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and on the next business day, if timely delivered to an air courier guaranteeing overnight delivery.

          (e) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties. Without the prior written consent of the other parties hereto, this Agreement may not be assigned by any Investor or any Stockholder, other than to another Investor or another Stockholder or an affiliate of any of them (as such term is defined for purposes of the Securities Exchange Act of 1934, as amended).

          (f) Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          (g) Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          (h) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

          (i) Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

          (j) Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein with respect to the tag-along rights granted by the Stockholders with respect to the Subject Stock. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.


                                   LF STRATEGIC REALTY INVESTORS L.P.

                                   By:   LAZARD FRERES REAL ESTATE
                                         INVESTORS, LLC
                                   Its:  General Partner


                                    By:  /s/ Anthony E. Meyer
                                        ------------------------------
                                           Anthony E. Meyer
                                    Its:   Chief Investment Officer


                                   PROMETHEUS WESTERN RETAIL, LLC

                                   By:  LF STRATEGIC REALTY INVESTORS
                                          L.P.
                                   Its:     Member

                                   By:  LAZARD FRERES REAL ESTATE
                                         INVESTORS, LLC
                                  Its:     General Partner


                                   By:  /s/ Anthony E. Meyer
                                       -------------------------------
                                         Anthony E. Meyer
                                   Its:  Chief Investment Officer


                                   STOCKHOLDERS:

                                    /s/ Alexander Haagen
                                   ---------------------------------------
                                             Alexander Haagen

                                    /s/ Charlotte Haagen
                                   ---------------------------------------
                                             Charlotte Haagen

                                    /s/ Alexander Haagen, III
                                   ---------------------------------------
                                             Alexander Haagen, III


                                   The Haagen Living Trust dated
                                   August 17, 1988


                                   By:  /s/ Alexander Haagen
                                       ------------------------------------
                                         Alexander Haagen, Co-Trustee

                                    /s/ Autumn Haagen
                                   ---------------------------------------
                                             Autumn Haagen

                                    /s/ Alexander Haagen, III
                                   ---------------------------------------
                                   Alexander Haagen III & Betty Haagen
                                   Tr fbo Alexander Haagen IV UA
                                   10/24/88


                                    /s/ Alexander Haagen, III
                                   ---------------------------------------
                                   Alexander Haagen III & Betty Haagen
                                   Tr fbo Andrew Haagen UA 10/28/88

                                    /s/ Alexander Haagen, III
                                   ---------------------------------------
                                   Alexander Haagen III & Betty Haagen
                                   Tr fbo Autumn Haagen UA 10/24/88

                                                             EXHIBIT 5


                  STOCKHOLDERS' VOTING AGREEMENT


     STOCKHOLDERS' VOTING AGREEMENT made this 1st day of June, 1997 between certain holders of the shares of the outstanding voting Common Stock, $0.01 par value per share ("Common Stock"), of the Company (as defined below) set forth on the signature page hereof (each, a "Stockholder" and, collectively, the "Stockholders"), and LF Strategic Realty Investors L.P., a Delaware limited partnership and Prometheus Western Retail, LLC, a Delaware limited liability company (each, an "Investor" and, collectively, the "Investors").


                         R E C I T A L S

     A. Concurrently with the execution of this Agreement, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 1, 1997, between Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"), and certain of the Investors, the parties thereto entered into a series of transactions, including the sale to certain of the Investors of certain shares of the Company's Common Stock (all such transactions between the Company and the Investors are hereinafter collectively referred to as the "Transactions").

     B. As a condition to the Stock Purchase Agreement, the Company and the Investors entered into a Stockholder's Agreement (the "Investors' Stockholders' Agreement") dated as of June 1, 1997 providing for certain rights and restrictions with respect to the investment in the Company by the Investors.

     C. Concurrently with the execution of this Agreement, the Stockholders, the Company and the Investors have entered into the Stockholders' Agreement dated as of June 1, 1997 (the "Stockholders' Agreement") providing for certain rights for the Stockholders with respect to the investment in the Company by the Investors.

     D. As a condition to this Agreement, the Company and certain of the Stockholders have entered into employment agreements, effective upon the approval of the Transactions by the Company's shareholders.

     E. As of the date hereof, the Stockholders beneficially own an aggregate of approximately 27% of the outstanding shares of Common Stock.

     F. As an additional inducement to the Investors to enter into the Transactions, each of the Stockholders have agreed to vote in favor of the Transactions on the terms set forth below.

                        A G R E E M E N T

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1. Voting of Shares. During the term of this Agreement for so long as such Stockholder shall be the owner of any Shares (as hereinafter defined), each of the Stockholders covenants and agrees with each other Stockholder and the Investors, to vote (which term shall include taking action without a meeting by written consent) such number of Shares that may be voted by such Stockholder in favor of (i) the Transactions and (ii) the election of Directors of the Company (a) nominated by the Nominating Committee of the Board and (b) the Investor Nominees, each as provided in Section 2.1(a) of the Investors' Stockholders' Agreement.

     2. Shares. The term "Shares" as used herein shall mean any and all shares of capital stock of the Company which carry voting rights (including any voting rights which arise by reason of default) and shall include shares of Common Stock now owned or subsequently acquired by a Stockholder through purchase, gift, stock splits, stock dividends and exercise of stock options; provided, however, nothing contained herein shall be construed as to restrict the ability of a Stockholder to sell, transfer or otherwise dispose of any Shares owned by such Stockholder subject to the terms.

     3. Termination. This Agreement shall terminate concurrently with the termination of the Investors' Stockholders' Agreement.

     Notwithstanding anything to the contrary contained herein, no transferee of any Shares (other than another Stockholder or to an affiliate or associate thereof (as such terms are defined in the Securities Exchange Act of 1934, as amended)) shall be obligated to vote such Shares in accordance with the terms of this Agreement.

     4. Condition to Agreement. This Agreement and the voting agreements contained herein shall not be effective until the employment agreements with each of Alexander Haagen, Charlotte Haagen and Alexander Haagen III shall have been entered into by each of them, in form and substance satisfactory to them, and the Company following the approval by the Company's Board of Directors, or any duly authorized committee thereof.

     5. No Revocation. The voting agreements contained herein are coupled with an interest and may not be revoked prior to termination in accordance with Section 3, except by written consent of the Investors, the Company and the Stockholders owning a majority of the Shares.

     6. General.

          (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without regard to any principles of conflicts of law.

          (b) Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (with subsequent letter confirmation by mail) or three days after being mailed by certified or registered mail, postage prepaid, return receipt requested, to the parties, their successors in interest or their assigns at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

If to the Stockholders:          Alexander Haagen
                                 c/o Alexander Haagen Properties,
                                   Inc.
                                 3500 Sepulveda Boulevard
                                 Manhattan Beach, California 90266

with a copy to:                  Stroock & Stroock & Lavan
                                 2029 Century Park East
                                 Suite 1800
                                 Los Angeles, California 90067
                                 Attention:  Glenn D. Smith, Esq.

If to the Investors:             LF Strategic Realty Investors L.P.
                                 Thirty Rockefeller Plaza
                                 63rd Floor
                                 New York, New York 10020
                                 Attention:  Arthur P. Solomon
with a copy to:                  Cravath, Swaine & Moore
                                 825 Eighth Avenue
                                 New York, New York 10019
                                 Attention:  Kevin Grehan, Esq.

          (c) Entire Agreement. This Agreement contains the entire understanding among the parties hereto and supersedes any prior understandings and agreements, either oral or written, between or among the parties hereto relating to the subject matter hereof.

          (d) Equitable Remedies. In addition to legal remedies, in recognition of the fact that remedies at law may not be sufficient, the parties (and their permitted successors and assigns) shall be entitled to equitable remedies for breaches or defaults hereunder, including, without limitation, specific performance and injunction.

          (e) Amendment. No amendment, modification or termination of any provision of this Agreement shall be valid unless in writing and signed by the Investors, the Company and Stockholders owning a majority of the Shares.

          (f) Binding Agreement; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors and legal representatives; provided, however, that the rights and obligations of the Investors under this Agreement shall not be assigned to any party other than: (i) to an affiliate of the Investors or to any entity with which the Investors merges or combines; or (ii) with the consent of the Stockholders owning a majority of the Shares.

          (g) Counterparts. This Agreement may be executed in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all the parties are not a signatory to the original or the same counterparts.

          (h) No Waiver; Cumulative Remedies. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall, except to the extent expressly provided herein, operate as a waiver hereof; nor shall any single or partial exercise of any right, power or remedy preclude any other future exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

          (i) Severability. The provisions of this Agreement are severable, and if any clause or provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such clause or provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or unenforceability of such clause or provision in any other jurisdiction or the remaining provisions hereof in any jurisdiction.


     IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.


                              LF STRATEGIC REALTY INVESTORS L.P.

                              By: LAZARD FRERES REAL ESTATE
                                  INVESTORS, LLC
                              Its: General Partner


                              By: /s/ Anthony E. Meyer
                                 ---------------------------
                                    Anthony E. Meyer
                              Its:  Chief Investment Officer


                              PROMETHEUS WESTERN RETAIL, LLC

                              By: LF STRATEGIC REALTY INVESTORS
                                  L.P.
                              Its: Member


                              By: LAZARD FRERES REAL ESTATE
                                  INVESTORS, LLC
                              Its: General Partner


                              By: /s/ Anthony E. Meyer
                                 ---------------------------
                                    Anthony E. Meyer
                              Its:  Chief Investment Officer


                              STOCKHOLDERS:

                               /s/ Alexander Haagen
                              ------------------------------
                                   Alexander Haagen

                               /s/ Charlotte Haagen
                              ------------------------------
                                   Charlotte Haagen

                               /s/ Alexander Haagen, III
                              ------------------------------
                                   Alexander Haagen, III

                              The Haagen Living Trust dated
                              August 17, 1988


                              By: /s/ Alexander Haagen
                                 ----------------------------
                                 Alexander Haagen, Co-Trustee

                               /s/ Autumn Haagen
                              ------------------------------
                                   Autumn Haagen

                               /s/ Alexander Haagen, III
                              ------------------------------
                              Alexander Haagen III & Betty Haagen
                              Tr fbo Alexander Haagen IV UA
                              10/24/88

                               /s/ Alexander Haagen, III
                              ------------------------------
                              Alexander Haagen III & Betty Haagen
                              Tr fbo Andrew Haagen UA 10/28/88

                               /s/ Alexander Haagen, III
                              ------------------------------
                              Alexander Haagen III & Betty
                              Haagen
                              Tr fbo Alexander Haagen UA 10/24/88

                                                             EXHIBIT 6


                        STOCKHOLDERS' AGREEMENT
                        -----------------------

     STOCKHOLDERS' AGREEMENT made this 1st day of June, 1997 between Alexander Haagen Properties, Inc., a Maryland corporation (the "Company"), certain holders of shares of the outstanding voting Common Stock, $0.01 par value per share ("Common Stock"), of the Company set forth on the signature page hereof (each, a "Stockholder" and, collectively, the "Stockholders"), and LF Strategic Realty Investors L.P., a Delaware limited partnership and Prometheus Western Retail, LLC, a Delaware limited liability company (each, an "Investor" and, collectively, the "Investors").


                         R E C I T A L S

     A. Concurrently with the execution of this Agreement, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated as of June 1, 1997, between the Company and certain of the Investors, the parties thereto entered into a series of transactions, including the sale to the Investors of certain shares of the Company's Common Stock (all such transactions between the Company and the Investors are hereinafter collectively referred to as the "Transactions").

     B. As a condition to the Stock Purchase Agreement, the Company and the Investors entered into a Stockholder's Agreement (the "Investors' Stockholders' Agreement") dated as of June 1, 1997 providing for certain rights and restrictions with respect to the investment in the Company by the Investors.

     C. Concurrently with the execution of this Agreement, the Stockholders and the Investors have entered into the Stockholders' Voting Agreement dated as of June 1, 1997 (the
"Voting Agreement") pursuant to which the Stockholders agreed to vote in favor of the Transactions.

     D. As a condition to the Voting Agreement, the Company and certain of the Stockholders have entered into employment agreements, effective upon the approval of the Transactions by the Company's shareholders.

     E. As of the date hereof, the Stockholders beneficially own an aggregate of approximately 27% of the outstanding shares of Common Stock.

     F. As an additional inducement to the Stockholders to enter into the Voting Agreement, each of the Company and the Investors have agreed to grant certain rights to the Stockholders and observe certain limitations on the terms set forth below.


                        A G R E E M E N T

     NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1.   Participation Rights.

          a. Right to Participate. From and after the date hereof until a Termination Event (as defined in the Investors Stockholders' Agreement), if any, the Stockholders shall be entitled to a participation right to purchase or subscribe for up to that number of additional shares of capital stock (including as "capital stock" for purposes of this Section 1, any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of any character that is convertible into or exchangeable or redeemable for shares of capital stock of the Company or any Subsidiary (and all references in this Section 1 to capital stock shall, as appropriate, be deemed to be references to any such securities), and also including additional shares of capital stock to be issued pursuant to the conversion, exchange or redemption of any security, option, warrant, call, commitment, subscription, right to purchase or other agreement of any character that is convertible into or exchangeable or redeemable for shares of capital stock, as if the price at which such additional shares of capital is issued pursuant to any such conversion, exchange or redemption were the market price on the date of such issuance) to be issued or sold by the Company which represents the same proportion of the total number of shares of capital stock to be issued or sold by the Company (including the shares of capital stock to be issued to the Stockholders or their affiliates upon exercise of its participation rights hereunder; it being understood and agreed that the Company will accordingly be required to either increase the number of shares of capital stock to be issued or sold so that the Stockholders may purchase additional shares to maintain its proportionate interest, or to reduce the number of shares of capital stock to be issued or sold to Persons other than the Stockholders) as is represented by the number of shares of Common Stock owned by the Stockholders and their affiliates prior to such sale or issuance (and including for this purpose any shares of Common Stock to be acquired pursuant to options or other securities exercisable or exchangeable for shares of Common Stock, but not yet issued) relative to the number of shares of Common Stock outstanding prior to such sale or issuance (after giving effect the conversion or exercise of all outstanding securities convertible into or exercisable for shares of Common Stock); provided, however, that the provisions of this Section 1 shall not apply to (i) the issuance or sale by the Company of any of its capital stock issued to the Company or any of its subsidiaries (as such term is defined in the Stock Purchase Agreement) or pursuant to options, rights or warrants or other commitments or securities in effect or outstanding on the date of the Stock Purchase Agreement (including, without limitation, the Convertible Debentures, as defined in the Stock Purchase Agreement and any shares of Common Stock or options granted or to be granted pursuant to the terms of employment agreements with certain of the Stockholders), (ii) the issuance of capital stock pursuant to the conversion, exchange or redemption of any other capital stock, but shall, without limitation, apply to the issuance by the Company of any of its capital stock pursuant to benefit, option, stock purchase, or other similar plans or arrangements, including pursuant to or upon the exercise of options, rights, warrants, or other securities or agreements (including those issued pursuant to the Company's benefit plans), and (iii) the issuance of capital stock for consideration other than cash. Notwithstanding the foregoing, any participation rights provided for in this Section which arise as a result of the exception contained in clause (ii) of the preceding sentence shall be deferred until such time as participation rights shall otherwise arise under this Section.

          b. Notice. In the event the Company proposes to issue or sell any shares of capital stock in a transaction giving rise to the participation rights provided for in this Section, the Company shall send a written notice (the "Participation Notice") to the Stockholders setting forth the number of shares of such capital stock of the Company that the Company proposes to sell or issue, the price (before any commission or discount) at which such shares are proposed to be issued (or, in the case of an underwritten or privately placed offering in which the price is not known at the time the Participation Notice is given, the method of determining such price and an estimate thereof), and all other relevant information as to such proposed transaction as may be necessary for the Stockholders to determine whether or not to exercise the rights granted in this Section. At any time within 20 days after its receipt of the Participation Notice, a Stockholder may exercise its participation rights to purchase or subscribe for shares of such shares of capital stock, as provided for in this Section, by so informing the Company in writing (an "Exercise Notice"). Each Exercise Notice shall state the percentage of the proposed sale or issuance the Stockholder elects to purchase. Each Exercise Notice shall be irrevocable, subject to the conditions to the closing of the transaction giving rise to the participation right provided for in this Section.

          c. Abandonment of Sale or Issuance. The Company shall have the right, in its sole discretion, at all times prior to consummation of any proposed sale or issuance giving rise to the participation right granted by this Section, to abandon, rescind, annul, withdraw or otherwise terminate such sale or issuance, whereupon all participation rights in respect of such proposed sale or issuance pursuant to this
     Section 1 shall become null and void, and the Company shall have no liability or obligation to the Stockholders with respect thereto by virtue of such abandonment, rescission, annulment, withdrawal or termination.

          d. Terms of Sale. The purchase or subscription by a Stockholder or an affiliate thereof, as the case may be, pursuant to this Section shall be on the same price and other terms and conditions, including the date of sale or issuance, as are applicable to the purchasers or subscribers of the additional shares of capital stock of the Company whose purchases or subscriptions give rise to the participation rights (except that the price to the Stockholders to make such purchase or subscription shall be net of payment of any underwriting, placement agent or similar fee associated with such purchase or subscription), which price and other terms and conditions shall be substantially as stated in the relevant Participation Notice (which standard shall be satisfied if the price, in the case of a negotiated transaction, is not greater than 110% of the estimated price set forth in the relevant Participation Notice or, in the case of an underwritten or privately placed offering, is not greater than the greater of (i) 110% of the estimated price set forth in the relevant Participation Notice, and (ii) the most recent closing price on or prior to the date of the pricing of the offering); provided, however, that in the event the purchases or subscriptions giving rise to the participation rights are effected by an offering of securities registered under the Securities Act of 1933, as amended (the "1933 Act") and in which offering it is not legally permissible for the securities to be purchased by the Stockholders to be included, such securities to be purchased by the Stockholders will be purchased in a concurrent private placement.

          e. Timing of Sale. If, with respect to any Participation Notice, a Stockholder fails to deliver an Exercise Notice within the requisite time period, the Company shall have 120 days after the expiration of the time in which the Exercise Notice is required to be delivered in which to sell not more than 110% of the number of shares of capital stock of the Company described in the Participation Notice (plus, in the event such shares are to be sold in an underwritten public offering, an additional number of shares of capital stock of the Company, not in excess of 15% of 110% of the number of shares of capital stock of the Company described in the Participation Notice, in respect of any underwriters over-allotment option) and not less than 90% of the number of shares of capital stock of the Company described in the Participation Notice at a price of not less than 90% of the estimated price set forth in the Participation Notice. If, at the end of 120 days following the expiration of the time in which the Exercise Notice is required to be delivered, the Company has not completed the sale or issuance of capital stock of the Company in accordance with the terms described in the Participation Notice (or at a price which is at least 90% of the estimated price set forth in the Participation Notice), or in the event of any contemplated sale or issuance within such 120-day period but outside such price parameters, the Company shall again be obligated to comply with the provisions of this Section with respect to, and provide the opportunity to participate in, any proposed sale or issuance of shares of capital stock of the Company; provided, however, that notwithstanding the foregoing, if the price at which such capital stock is to be sold in an underwritten offering (or a privately placed offering in which the price is not less than 97% of the most recent closing price at the time of the pricing of the offering) is not at least 90% of the estimated price set forth in the Participation Notice, the

     Company may inform the Stockholders of such fact and the Stockholders shall be entitled to elect, by written notice delivered within two Business Days following such notice from the Company, to participate in such offering in accordance with the provisions of this Section.

     2. Termination. This Agreement shall terminate on the earlier to occur of (a) a Termination Event or (b) the termination of the Investors' Stockholders' Agreement.

     3. General.

          (a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to any principles of conflicts of law.

          (b) Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally or by facsimile transmission (with subsequent letter confirmation by mail) or three days after being mailed by certified or registered mail, postage prepaid, return receipt requested, to the parties, their successors in interest or their assigns at the following addresses, or at such other addresses as the parties may designate by written notice in the manner aforesaid:

 If to the Company:             Alexander Haagen Properties,
                                  Inc.
                                3500 Sepulveda Boulevard
                                Manhattan Beach, California
                                  90266
                                Attention:  Chief Executive
                                  Officer

 with a copy to:                Latham & Watkins
                                633 West 5th Street
                                Suite 4000
                                Los Angeles, California 90071
                                Attention:  John M. Newell, Esq.

 If to the Stockholders:        Alexander Haagen
                                c/o Alexander Haagen Properties,
                                  Inc.
                                3500 Sepulveda Boulevard
                                Manhattan Beach, California
                                  90266
 with a copy to:                Stroock & Stroock & Lavan
                                2029 Century Park East
                                Suite 1800
                                Los Angeles, California 90067
                                Attention:  Glenn D. Smith, Esq.

 If to the Investor:            LF Strategic Realty Investors
                                L.P.
                                Thirty Rockefeller Plaza
                                63rd Floor
                                New York, New York 10020
                                Attention:  Arthur P. Solomon

 with a copy to:                Cravath, Swaine & Moore
                                825 Eighth Avenue
                                New York, New York 10019
                                Attention:  Kevin Grehan, Esq.

          (c) Entire Agreement. This Agreement contains the entire understanding among the parties hereto and supersedes any prior understandings and agreements, either oral or written, between or among the parties hereto relating to the subject matter hereof.

          (d) Equitable Remedies. In addition to legal remedies, in recognition of the fact that remedies at law may not be sufficient, the parties (and their permitted successors and assigns) shall be entitled to equitable remedies for breaches or defaults hereunder, including, without limitation, specific performance and injunction.

          (e) Amendment. No amendment, modification or termination of any provision of this Agreement shall be valid unless in writing and signed by the Investor, the Company and the Stockholders.

          (f) Binding Agreement; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, assigns and legal representatives; provided, however, that the rights and obligations of the Investor under this Agreement shall not be assigned to any party other than: (i) to an affiliate of the Investors or to any entity with which the Investor merges or combines; or (ii) with the consent of the Stockholders. For purposes of this Agreement, the term Stockholder shall include the affiliates or legal representatives of such Stockholder, unless otherwise required by the context.

          (g) Counterparts. This Agreement may be executed in several counterparts, and as so executed shall constitute one agreement, binding on all of the parties hereto, notwithstanding that all the parties are not a signatory to the original or the same counterparts.

          (h) No Waiver; Cumulative Remedies. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall, except to the extent expressly provided herein, operate as a waiver hereof; nor shall any single or partial exercise of any right, power or remedy preclude any other future exercise thereof or the exercise of any other right, power or remedy hereunder. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

          (i) Severability. The provisions of this Agreement are severable, and if any clause or provision of this Agreement shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such clause or provision shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without in any manner affecting the validity or enforceability of such clause or provision in any other jurisdiction or the remaining provisions hereof in any jurisdiction.

     IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the day and year first above written.


                              ALEXANDER HAAGEN PROPERTIES, INC.


                              By: /s/ Alexander Haagen
                                 ----------------------------------
                                        Alexander Haagen

                              LF STRATEGIC REALTY INVESTORS L.P.

                              By:  LAZARD FRERES REAL ESTATE
                                   INVESTORS, LLC
                                  Its: General Partner


                              By: /s/ Anthony E. Meyer
                                 ----------------------------------
                                   Anthony E. Meyer
                              Its: Chief Investment Officer


                              PROMETHEUS WESTERN RETAIL, LLC

                              By: LF STRATEGIC REALTY INVESTORS
                                  L.P.
                              Its: Member

                              By: LAZARD FRERES REAL ESTATE
                                  INVESTORS, LLC
                              Its: General Partner


                              By: /s/ Anthony E. Meyer
                                 ---------------------------------
                                   Anthony E. Meyer
                              Its: Chief Investment Officer


                              STOCKHOLDERS:


                               /s/ Alexander Haagen
                              ------------------------------------
                              Alexander Haagen


                               /s/ Charlotte Haagen
                              ------------------------------------
                              Charlotte Haagen


                               /s/ Alexander Haagen, III
                              ------------------------------------
                              Alexander Haagen, III

                              The Haagen Living Trust dated
                              August 17, 1988


                              By: /s/ Alexander Haagen
                                 ---------------------------------
                                 Alexander Haagen, Co-Trustee


                               /s/ Autumn Haagen
                              ------------------------------------
                              Autumn Haagen


                               /s/ Alexander Haagen, III
                              ------------------------------------
                              Alexander Haagen III & Betty Haagen
                              Tr fbo Alexander Haagen IV UA
                              10/24/88


                               /s/ Alexander Haagen, III
                              ------------------------------------
                              Alexander Haagen III & Betty Haagen
                              Tr fbo Andrew Haagen UA 10/28/88


                               /s/ Alexander Haagen, III
                              ------------------------------------
                              Alexander Haagen III & Betty Haagen
                              Tr fbo Autumn Haagen UA 10/24/88